12/9

[redacted]

02060488

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amsteel Corporation Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 3318 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 12/9/02

AMSTEEL CORPORATION BERHAD

A Member of The Lion Group

(20667-M)

LAPORAN TAHUNAN

2002

ANNUAL REPORT

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 20 December 2002 at 3.00 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM176,500.00 (2001: RM183,200.00). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation, and being eligible, offer themselves for re-election:

   Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim **Resolution 3**
   Mr M. Chareon Sae Tang @ Tan Whye Aun **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "That Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed a Director of the Company to hold office until the next annual general meeting." **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   Ordinary Resolution – Authority to Directors to issue shares

   "That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
MAK WAI CHIN
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1. Proxy

   - A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

   - An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

   - The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2. Resolution 7 - Authority to Directors to issue shares

   - This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Twenty-Seventh Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by Rotation)

  Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
  Mr M. Chareon Sae Tang @ Tan Whye Aun

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile appearing on pages 5 to 7 of this Annual Report.

II. Details of attendance of Directors at Board Meetings

There were six (6) Board Meetings held during the financial year ended 30 June 2002. Details of attendance of the Directors are set out in the Directors' Profile appearing on pages 5 to 7 of this Annual Report.

III. Place, date and time of the Twenty-Seventh Annual General Meeting

The Twenty-Seventh Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 20 December 2002 at 3.00 pm.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)* Mr Pee Kang Seng @ Lim Kang Seng *(Managing Director)* Y. Bhg. Tan Sri William H.J. Cheng Tuan Haji Munajat bin Idris Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim Mr M. Chareon Sae Tang @ Tan Whye Aun Mr Tan Siak Tee
Secretaries	:	Ms Chan Poh Lan Ms Mak Wai Chin
Company No.	:	20667-M
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 21613166 Fax No: 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 47, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 03-21613166 Fax No: 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1 Megan Phileo Promenade 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AmMerchant Bank Berhad Bank of America Malaysia Berhad EON Bank Berhad Malayan Banking Berhad Affin Bank Berhad RHB Bank Berhad
Stock Exchange Listing	:	Kuala Lumpur Stock Exchange
Stock Name	:	AMSTEEL
KLSE Stock No.	:	2712
ISIN Code	:	MYL2712OO007
Reuters Code	:	AMST.KL

DIRECTORS' PROFILE

Jen (B) Tan Sri Dato' Zain Hashim
Chairman, Non-Independent Non-Executive Director

Aged 72, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim, a Malaysian, is a graduate of the Royal Military Academy, Sandhurst, United Kingdom and Harvard University's Advanced Management Programme. A retired Chief of Army in the Malaysian Armed Forces with 35 years of military experience, Tan Sri Dato' Zain has more than 15 years of experience in the private sector.

Tan Sri Dato' Zain was appointed to the Board on 17 April 1978 and has been the Chairman of the Board of Directors since December 1986.

His other directorships in public companies are as follows:

- Chairman of Amalgamated Containers Berhad, a public listed company
- Director of Posim Berhad, a public listed company
- Director of Hy-Line Berhad and Silverstone Berhad, both public companies

Tan Sri Dato' Zain has an indirect interest of 175,000 ordinary shares in the Company by virtue of options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 175,000 shares in the Company. He has a direct interest of 189,320 ordinary shares of RM1.00 each in Silverstone Berhad.

Of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2002, Tan Sri Dato' Zain attended all except for one (1) when he was away performing Umrah.

Pee Kang Seng @ Lim Kang Seng
Managing Director, Non-Independent Executive Director

Aged 51, Mr Pee Kang Seng @ Lim Kang Seng, a Malaysian, obtained his Bachelor of Science (Honours) degree from the University of Glasgow, Scotland in 1976.

Mr Pee was employed by the Public Works Department as an Executive Engineer upon graduation until 1981 when he was appointed as the Chief Engineer of Kuantan Port Authority. He left the Government Service in 1984 and worked for the Hong Leong Group in various capacities until 1999 including appointment as Group Managing Director of Hume Industries Berhad and C.I. Holdings Berhad. Mr Pee joined the Lion Group as the Group Director in February 2001.

Mr Pee was appointed the Managing Director of the Company on 23 October 2001. Mr Pee is also a member of the Company's Audit Committee and Remuneration Committee.

Mr Pee attended all the remaining five (5) Board Meetings held for the financial year ended 30 June 2002 subsequent to his appointment.

Tan Sri William H.J. Cheng
Non-Independent Non-Executive Director

Aged 59, Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development.

Tan Sri William Cheng was appointed to the Board on 21 February 1976 and his other directorships in public companies are as follows:

- Chairman of Chocolate Products (Malaysia) Berhad, Angkasa Marketing Berhad and Posim Berhad, all public listed companies

- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Amalgamated Containers Berhad, a public listed company
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has an indirect shareholding of 465,726,886 ordinary shares of RM0.50 each in the Company. His shareholding in the subsidiaries of the Company is disclosed in page 132 of this Annual Report. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Tan Sri William Cheng attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2002.

Tan Sri William Cheng is the uncle of Datuk Cheng Yong Kim, a major shareholder of the Company.

Munajat bin Idris
Independent Non-Executive Director

Aged 62, Tuan Haji Munajat bin Idris, a Malaysian, is a member of the Malaysian Institute of Accountants.

Tuan Haji Munajat joined the Koperasi Polis DiRaja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed as Deputy General Manager in 1985 until he left Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He has been a Dealer Representative since 1993.

Tuan Haji Munajat is the Chairman of the Company's Audit Committee and a member of the Nomination Committee and Remuneration Committee.

Tuan Haji Munajat was appointed a Director of the Company on 23 October 2001.

Tuan Haji Munajat attended all the remaining five (5) Board Meetings held for the financial year ended 30 June 2002 subsequent to his appointment.

Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Non-Independent Non-Executive Director

Aged 63, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, a Malaysian, completed his secondary education at Clifford School, Kuala Kangsar, Perak obtaining a Grade One Cambridge School Certificate in 1956. He attended Form VI at Anderson School, Ipoh after which he joined the Royal Military College as Officer Cadet in 1960 and was later commissioned to the Royal Malay Regiment in 1961 with the rank of Second Lieutenant. During the early years of his military career he underwent several specialist courses in the United Kingdom.

Datuk Seri Abdul Manap had held many important staff and command appointments at the Ministry of Defence, in the field and abroad during his career in the Armed Forces. He had served as commander at various levels of the army from platoon, company, battalion, brigade and division. He retired in 1994 as the Deputy Chief of Army. He has also served with SUKOM Ninety Eight Berhad, the Organising Committee for the highly successful Kuala Lumpur 98, XVI Commonwealth Games as its Chief Operation Officer. At present, he is serving as the Chief Executive Officer of Wawasan Unggul Sdn Bhd.

Datuk Seri Abdul Manap was appointed to the Board on 30 March 1994. He is also an independent director in WTK Holdings Berhad, a public listed company.

Datuk Seri Abdul Manap attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2002.

M. Chareon Sae Tang @ Tan Whye Aun
Non-Independent Non-Executive Director

Aged 63, Mr M. Chareon Sae Tang @ Tan Whye Aun, a Malaysian, obtained his Bachelor of Law degree from the King's College, University of London and is a Barrister-at-Law of the Inner Temple, London.

Mr Tang has been in the legal practice since 1968, first as a legal assistant in Messrs Shearn & Delamore, and later a Partner of Messrs Chye, Chow Chung & Tang until 1976. Presently, he manages his own legal practice, Messrs C. S. Tang & Co.

Mr Tang was appointed to the Board on 25 March 1998 and is the Chairman of the Company's Nomination Committee and Remuneration Committee, and a member of the Option Committee. He is also a Director of Lion Corporation Berhad, a public listed company.

Mr Tang has a direct shareholding of 133,333 ordinary shares of RM1.00 each in Silverstone Berhad, a subsidiary of the Company.

Mr Tang attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2002.

Tan Siak Tee
Independent Non-Executive Director

Aged 62, Mr Tan Siak Tee, a Malaysian, obtained his Bachelor of Commerce degree from the University of New South Wales, Australia. He is an associate of the Institute of Chartered Accountants of Australia and the Institute of Chartered Secretaries and Administrators. He is also a member of the Malaysian Institute of Certified Public Accountants.

Mr Tan was with Coopers & Lybrand, Sydney for 3 years as a Senior Assistant and Coopers & Lybrand, Kuala Lumpur for 1 year as an Assistant Manager. He worked as an Internal Auditor with OCBC Bank (Malaysia) Berhad for 2 years and later joined Lee Wah Bank Limited, Malaysia which was later converted to United Overseas Bank (M) Berhad in 1994 where he worked for 25.5 years of which 20 years was as the Chief Executive Officer - Malaysia until he retired in 1997.

Mr Tan was appointed to the Board on 14 August 1998 and is a member of the Company's Audit Committee and Nomination Committee.

His other directorship in public companies are as follows:

- Independent Non-Executive Director of Sunway City Berhad, a public listed company
- Independent Non-Executive Director of Bank of China (Malaysia) Berhad, a public company

Mr Tan has a direct shareholding of 50,000 ordinary shares of RM0.50 each in the Company. His direct shareholding in the subsidiaries of the Company are (i) ordinary shares of RM1.00 each: Angkasa Marketing Berhad (14,000 shares), Lion Land Berhad (20,420 shares) and Silverstone Berhad (1,400 shares), and (ii) ordinary shares of RM0.50 each: Chocolate Products (Malaysia) Berhad (2,000 shares).

Mr Tan attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2002.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Amsteel Corporation Berhad recognises the importance of practising good corporate governance and fully supports the recommendation of the Malaysian Code on Corporate Governance ("the Code"). The Board is committed in ensuring that the highest standard of corporate governance is practised throughout the Group as a fundamental part of discharging its responsibilities to direct the businesses of the Group towards enhancing business prosperity and corporate accountability.

These principles and best practices have been applied consistently throughout the financial year ended 30 June 2002.

The Board is pleased to disclose below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Code.

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values. The Board has the overall responsibility for reviewing and adopting strategic plans for the Group, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Company's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as necessary. During the financial year ended 30 June 2002, six (6) board meetings were held. Details of attendance by Directors are set out in the profile of the Directors.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

Board Balance

The Board comprises seven (7) Directors, of whom six (6) are non-executive. The current Board composition complies with the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"). The profile of the members of the Board are set out on pages 5 to 7 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority.

Represented on the Board are two (2) independent non-executive Directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

To assist in discharging its duties, the Board may form committees delegated with specific authority and which operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board, whenever required.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

In accordance with best practices in the Code, the Board has established the Nomination Committee. The Nomination Committee is responsible for recommending the right candidates with the necessary skills, experience and competencies to be appointed to the Board and also assessing the effectiveness of the Board and the contribution of each Director. The members and terms of reference of the Nomination Committee are presented on page 16.

All Directors have attended the Mandatory Accreditation Programme and will undergo relevant training on a continuous basis as prescribed by the KLSE.

Re-election

One-third of the Directors retire from office at every annual general meeting but shall be eligible for re-election. All Directors retire from office at least once every three (3) years but shall be eligible for re-election.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Directors so as to ensure that it attracts and retains the Directors needed to run the Company successfully. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 16.

Directors' fees are endorsed by the Board for approval by shareholders of the Company at annual general meetings.

The details of the remuneration of each Director who served during the financial year ended 30 June 2002 are as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive			
Mr Pee Kang Seng @ Lim Kang Seng	19,300	409,500	428,800
Non-Executive			
Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim	47,500	112,700	160,200
Y. Bhg. Tan Sri William H.J. Cheng	72,500	115,600	188,100
Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	23,200	–	23,200
Tuan Haji Munajat bin Idris	20,700	–	20,700
Mr M. Chareon Sae Tang @ Tan Whye Aun	22,500	–	22,500
Mr Tan Siak Tee	28,000	–	28,000
	214,400	228,300	442,700
Total	233,700	637,800	871,500

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Executive	Non-Executive
25,000 & below	–	3
25,001 - 50,000	–	1
150,001 - 200,000	–	2
400,001 - 450,000	1	–

3. SHAREHOLDERS

The Group values dialogues with investors. The Group has been practising open discussions with investors/ analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the KLSE.

The annual general meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to shareholders' queries.

4. ACCOUNTABILITY AND AUDIT

The Board has established an Audit Committee to oversee the financial reporting and the effectiveness of the internal control of the Group. The Audit Committee comprises three (3) Directors, the majority of whom are independent. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 14 and 15.

The Audit Committee met six (6) times during the financial year.

Directors' Responsibility in Financial Reporting

The Directors are satisfied that for the financial year ended 30 June 2002, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards in Malaysia and provisions of the Companies Act, 1965.

Financial Reporting

The Board aims to present a balanced and understandable assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to shareholders. The Board is also responsible for ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Control

The Board has overall responsibility for maintaining a sound system of internal control, which encompasses financial, operational, compliance controls and risk management. This is necessary for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

A Risk Management Committee was established during the financial year to assist the Board in identifying and assessing risks and the control measures within the Group to comply with the Listing Requirements of the KLSE and the best practices as set out by the Code.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Malaysian Code on Corporate Governance requires listed companies to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. Paragraph 15.27(b) of the KLSE's Listing Requirements requires directors of listed companies to include a statement in their annual reports on the state of their internal controls. The KLSE's Statement on Internal Control: Guidance for Directors of Public Listed Companies ("Guidance") provides guidance for compliance with these requirements. Set out below is the Board of Directors' Internal Control Statement, which has been prepared in accordance with the Guidance.

Board Responsibility

The Board recognises the importance of sound internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, it should be noted that such systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable, and not absolute assurance against material misstatements or loss. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

Following the issuance of the Guidance, the Board confirms that there is an on-going process for identifying, evaluating and managing significant risks faced by the Group that has been put in place for the year and up to the date of approval of the Annual Report and financial statements. The process is regularly reviewed by the Board through its Audit Committee and assisted by the Internal Auditors.

Risk Management Framework

The Board is aware that a sound system of internal control should be embedded in the operations of the Group and forms part of its culture. In order to bring greater awareness of employees towards risk identification, evaluation, control and monitoring, an external professional firm of consultants was appointed to assist in the formalisation of a Corporate Risk Management Framework for the Group. The framework covers the following initiatives, which were undertaken during the financial year:

- Holding of Risk Awareness Seminars for all operational managers of the Group to inculcate understanding of potential and current risks as faced by the various operating companies within the Group

- Workshops and training were conducted for operational managers to familiarise themselves with the principal risks and controls, and the maintenance of a database of such risk profiles based on likelihood of occurrence and magnitude of impact

- Formation of Risk Management Committee ("RMC") at the group level as well as Risk Management Teams at operation level charged with the responsibility of continuously reviewing and maintaining risk profiles identified

Subsequent to the financial year end, presentation was made to the Audit Committee by the chairman of the RMC on key findings of risk profile on a quarterly basis.

The next step in risk management process is the issuance of a Corporate Risk Management manual which will outline the risk management framework for the Group and will offer guidance for all employees on risk management issues.

Control and Monitoring Process

The other key elements of the Group's internal control system are:

- An operational structure with defined lines of responsibility and delegation of authority is in place. A process of hierarchical reporting has been established which provides for a documented and auditable trail of accountability.
- A documented delegation of authority with clear lines of responsibility in identifying the approving authority of various transactions.
- Internal policies and procedures are in place and are regularly updated to reflect changing risks or resolve operational deficiencies. Instances of non-compliance with such policies and procedures are reported thereon by its internal audit function to the Board via the Audit Committee.
- Detailed budgetting process established requiring all business units to prepare budget and business plan on an annual basis.
- Effective reporting systems which expose significant variances against budget and plan are in place to monitor performance. Key variances are followed up by the management and reported to the Board on a quarterly basis.
- The monitoring of control procedures is achieved through management review by the responsible director reporting to the Board. This is complemented by reviews undertaken by the internal audit function on the controls in operation in each individual business unit. Regular reports are produced and presented to the Audit Committee which will assess the impact of control issues and review remedial actions implemented by the management.

The system of internal control was satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Tuan Haji Munajat bin Idris — Appointed on 23 October 2001
  (Chairman, Independent Non-Executive Director)
- Mr Tan Siak Tee — Appointed on 26 June 2000
  (Independent Non-Executive Director)
- Mr Pee Kang Seng @ Lim Kang Seng — Appointed on 23 October 2001
  (Non-Independent Executive Director)

The following Directors served on the Audit Committee during the financial year in the respective positions until their resignation on 23 October 2001:

- Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
- Y. Bhg. Datuk Cheng Yong Kim
- Mr M. Chareon Sae Tang @ Tan Whye Aun

Secretaries

The Joint-Secretaries of Amsteel Corporation Berhad, Ms Chan Poh Lan and Ms Mak Wai Chin are also Joint-Secretaries of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. It is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee
- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved
- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year end annual financial statements before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas
- To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary)
- To review the external auditors' management letter and management's response thereto

- To establish the following with the internal audit function:
  - review the adequacy of scope, function and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report

- Tô review the effectiveness of internal control systems

- To appraise or assess the members of the internal audit function

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, six (6) Audit Committee meetings were held. Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, Y. Bhg. Datuk Cheng Yong Kim and Mr M. Chareon Sae Tang all of whom resigned as members of the Audit Committee on 23 October 2001 attended the first meeting held for the financial year prior to their resignation whilst Tuan Haji Munajat bin Idris and Mr Pee Kang Seng attended all the five (5) meetings held subsequent to their appointment. Mr Tan Siak Tee attended all the six (6) meetings held.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly reports and annual financial statements of Amsteel Corporation Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors in the management report to the Board. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the Proposed Group Wide Restructuring Scheme were deliberated upon and endorsed for approval by the Board. The Audit Committee also reviewed all recurrent related party transactions ("RRPTs") entered into between the Group and its related parties as mandated by the Shareholders' Mandate for RRPTs obtained from the shareholders on 28 December 2001.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering review of the internal control systems and operational audit of various subsidiaries. They have also conducted RRPTs reviews to ensure compliance with the Review Procedures as prescribed in the Shareholders' Mandate.

This year, the Internal Auditors under the guidance and supervision of the Audit Committee and Risk Management Committee has facilitated the development and implementation of the Strategic Corporate Risk Scorecard programme in order to ensure the Company's risk management strategies for critical business risks are adequately addressed.

NOMINATION COMMITTEE

Chairman	:	Mr M. Chareon Sae Tang @ Tan Whye Aun *(Non-Independent Non-Executive Director)*
Members	:	Tuan Haji Munajat bin Idris *(Independent Non-Executive Director)*
		Mr Tan Siak Tee *(Independent Non-Executive Director)*
Terms of Reference	:	◦ To recommend to the Board, candidates for directorships in Amsteel Corporation Berhad ◦ To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder ◦ To recommend to the Board, directors to fill the seats on Board Committees ◦ To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board ◦ To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman	:	Mr M. Chareon Sae Tang @ Tan Whye Aun *(Non-Independent Non-Executive Director)*
Members	:	Tuan Haji Munajat bin Idris *(Independent Non-Executive Director)*
		Mr Pee Kang Seng @ Lim Kang Seng *(Non-Independent Executive Director)*
Terms of Reference	:	◦ To recommend to the Board the remuneration of the Executive Directors in all its form, drawing from outside advice as necessary ◦ To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000	2002 RM'000
Revenue	6,352,629	5,134,671	5,379,720	5,130,637	5,622,262
(Loss)/Profit from operations	(428,878)	(243,776)	49,241	(35,742)	74,499
Loss before taxation	(1,143,192)	(934,697)	(662,357)	(747,899)	(551,557)
Loss after taxation	(1,146,586)	(873,118)	(724,465)	(825,593)	(650,099)
Dividends:					
Gross rate (%)	0.5	0.1	0.1	0.1	-
Amount (net of tax)	2,267	453	453	453	-
Total assets employed	15,669,618	14,319,619	13,295,530	12,675,329	12,016,373
Shareholders' funds	1,795,318	893,110	192,227	(469,561)	(1,179,782)
Net tangible assets/(liabilities)	1,225,994	470,893	(147,656)	(820,564)	(1,529,040)
	Sen	Sen	Sen	Sen	Sen
Net tangible assets/(liabilities) per share	97	37	(12)	(65)	(121)
Loss per share	(82)	(66)	(50)	(54)	(46)
	'000	'000	'000	'000	'000
Number of ordinary shares issued and fully paid	1,259,114	1,259,114	1,259,593	1,259,593	1,259,593


Revenue RM Billion
8
7
6
5
4
3
2
1
0
1998
1999
2000
2001
2002


Total Assets Employed RM Billion
20
15
10
5
0
1998
1999
2000
2001
2002


Net Tangible Assets/(Liabilities) Per Share Sen
150
100
50
0
-50
-100
-150
-200
1998
1999
2000
2001
2002


Shareholders' Funds RM Million
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
1998
1999
2000
2001
2002

THE GROUP'S BUSINESSES



Hot rolled coils from Megasteel Sdn Bhd.
Gegelung besi keluli panas keluaran Megasteel Sdn Bhd.



Steel bars and wire rods from Amsteel Mills Sdn Bhd, ready for delivery.
Batang besi keluli dan rod wayar daripada Amsteel Mills Sdn Bhd sedia untuk penghantaran.



Beer from our breweries for the domestic market in China.
Bir yang dihasilkan di kilang-kilang kita untuk pasaran tempatan di China.





The Suzuki Grand Vitara 4WD and new Suzuki VR125 motorcycle for travelling comfort.
Pemacu 4-roda Suzuki Grand Vitara dan motosikal Suzuki VR125 baru untuk keselesaan perjalanan.



High quality printing and writing paper produced by Sabah Forest Industries Sdn Bhd.
Kertas cetak dan tulis bermutu tinggi keluaran Sabah Forest Industries Sdn Bhd.



The brand new look at Parkson Grand in Suria KLCC.
Wajah baru yang lebih ceria di Parkson Grand Suria KLCC.



Silverstone high performance tyres to meet the demands of commercial vehicles, passenger cars and motorsports racing.
Tayar-tayar berprestasi tinggi Silverstone untuk memenuhi keperluan kenderaan komersial, kereta penumpang dan kereta lumba.

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit Amsteel Corporation Berhad bagi tahun kewangan berakhir 30 Jun 2002.

PRESTASI KEWANGAN

Tahun kewangan yang ditinjau merupakan satu tahun yang amat mencabarkan. Ekonomi sejagat mengalami kegawatan teruk berikutan peristiwa 11 September di Amerika Syarikat dengan kebanyakan ekonomi di Asia mencatatkan pertumbuhan negatif dalam tahun 2001.

Bagaimanapun, insiatif segera Kerajaan untuk merangsang perbelanjaan awam dan pengguna secara keseluruhannya telah mengawal ekonomi Malaysia daripada mencatat pertumbuhan negatif. Walaupun pertumbuhan sederhana pada kadar 0.4% telah dicapai pada tahun 2001, ekonomi Malaysia semakin mengukuh dalam suku pertama tahun 2002 dengan mencatat pertumbuhan KDNK sebanyak 3.8%. Pemulihan prestasi ini memberi keyakinan bahawa ekonomi negara akan mencapai pertumbuhan walaupun diselebungi oleh ketidakpastian ekonomi Amerika Syarikat pada masa kini.

Seiringan dengan tanda-tanda pemulihan yang memberangsangkan, Kumpulan melaporkan prestasi yang lebih kukuh berbanding tahun lepas. Prestasi yang lebih baik tersebut disumbangkan terutamanya oleh bahagian Besi Keluli dan bahagian Peruncitan dan Pengedaran. Perolehan Kumpulan meningkat 9.6% kepada RM5.6 bilion manakala kerugian sebelum cukai mengurang kepada RM552 juta daripada RM748 juta yang dicatatkan tahun lepas.

PERKEMBANGAN KORPORAT

Cadangan Skim Penyusunan Semula Seluruh Kumpulan ("Cadangan SPSSK") seperti yang diumumkan oleh Kumpulan telah diluluskan oleh Kementerian Perdagangan Antarabangsa dan Industri, Jawatankuasa Pelaburan Asing, Bank Negara Malaysia, Suruhanjaya Sekuriti dan para Pemiutang Skim. Maklumat lanjut mengenainya tertera di mukasurat 108 hingga 110 dalam Laporan Tahunan ini.

Pelupusan perniagaan-perniagaan bukan teras serta aset-aset dan perniagaan-perniagaan kurang penting dalam Kumpulan, elemen utama dalam Cadangan SPSSK, sedang dilaksanakan oleh Kumpulan dan laporan terperinci mengenainya tertera di mukasurat 110 hingga 113 dalam Laporan Tahunan ini. Ulasan sebahagian daripada cadangan pelupusan dalam tahun kewangan adalah seperti berikut:

1. Seperti yang dilaporkan pada tahun kewangan yang lepas:

   AMB Venture Sdn Bhd ("AMBV"), subsidiari milik penuh Angkasa Marketing Berhad, telah memeterai perjanjian langganan saham bersyarat (seperti pindaan dalam perjanjian langganan tambahan) dengan Angkasa Transport Equipment Sdn Bhd ("ATE"), subsidiari milik penuh AMBV, dan Tan Sri William H.J. Cheng ("TSWC"), di mana TSWC akan melanggan 2,530,000 saham biasa bernilai RM1.00 setiap satu, mewakili 9.19% modal saham dibesarkan dalam ATE pada harga langganan berjumlah kira-kira RM3,365,000; dan

   AMBV telah memeterai perjanjian jual beli bersyarat dengan TSWC dan Lion Asiapac Limited ("LAP") (seperti pindaan dalam perjanjian-perjanjian tambahan) untuk melupuskan 25,000,000 saham biasa ATE bernilai RM1.00 setiap satu mewakili kira-kira 90.81% daripada modal saham dibesarkan dalam ATE kepada LAP untuk balasan jualan berjumlah ("Balasan Jualan"):

   a) SGD15,383,527 (bersamaan kira-kira RM33.2 juta); atau

   b) SGD38,666,795 (bersamaan kira-kira RM83.5 juta) sekiranya cadangan penyenaraian Anhui Jianghuai Automotive Chassis Co Ltd ("Cadangan Penyenaraian AJ Auto") disempurnakan pada 30 September 2001.

   Pada 20 November 2001, AMBV, TSWC dan LAP telah bersetuju bahawa jumlah Balasan Jualan ialah SGD37,255,682 (bersamaan kira-kira RM80.5 juta) berhubung penyelesaian Cadangan Penyenaraian AJ Auto pada 30 September 2001, dilunaskan sepenuhnya oleh LAP dengan terbitan 149,022,728 saham biasa baru bernilai SGD0.25 setiap satu setara dengan 149,022,728 waran boleh cerai bebas dalam LAP kepada AMBV, tertakluk kepada LAP melunaskan pinjaman tertunggak berjumlah Rmb20 juta (bersamaan kira-kira RM9.1 juta) hutang ATE kepada Anhui Jianghuai Automotive Group Co Ltd.

2. Amsteel Securities (M) Sdn Bhd, subsidiari Kumpulan, telah memeterai perjanjian jual beli dengan Affin-UOB Securities Sdn Bhd bagi melupuskan perniagaan pembrokeran saham untuk balasan tunai berjumlah RM40.0 juta dan beberapa aset termasuk keseluruhan 100% kepentingan ekuti miliknya dalam Amsteel Equity Nominees (Asing) Sdn Bhd dan Amsteel Equity Nominees (Tempatan) Sdn Bhd untuk balasan berjumlah RM2.3 juta. Cadangan ini telah disempurnakan pada 11 November 2002.

3. Angkasa Marketing Berhad telah menyempurnakan pelupusan 51% kepentingan ekuiti dalam setiap Lion Suzuki Marketing Sdn Bhd dan Suzuki Assemblers Malaysia Sdn Bhd kepada Suzuki Motor Corporation untuk balasan tunai masing-masingnya berjumlah RM1.2 juta dan RM26.7 juta. Angkasa Marketing Berhad masih memegang baki kepentingan ekuiti sebanyak 49% dalam setiap syarikat tersebut.

4. Ambang Jaya Sdn Bhd dan Angkasa Marketing (Singapore) Pte Ltd, kedua-duanya subsidiari milik penuh Amsteel, telah memeterai perjanjian jual beli saham bersyarat dengan Shen Gang Limited dan Grand Marvellous Limited untuk melupuskan 12.95% kepentingan ekuiti dalam eCyberChina Holdings Limited yang diwakili oleh 241,615,000 saham biasa bernilai HK$0.20 setiap satu untuk balasan tunai berjumlah HK$48.323 juta.

   Cadangan ini telah dibatalkan pada tahun kewangan berikutnya.

Selepas akhir tahun kewangan semasa, Kumpulan telah memeterai cadangan-cadangan pelupusan berikut:

1. Henrietta Rubber Estate Limited, subsidiari Syarikat, telah memeterai sembilan perjanjian jual beli berasingan dengan tujuh pembeli untuk melupuskan sembilan bidang tanah pertanian pegangan bebas dengan keluasan berjumlah 900.871 ekar di Tanjung Rambutan Estate yang terletak di sempadan bandar Tanjung Rambutan dan Mukim Ulu Kinta, Daerah Kinta, Perak Darul Ridzuan, untuk balasan tunai berjumlah RM27.927 juta.

2. Pada 30 Julai 2002, Angkasa Transport Equipment Sdn Bhd ("ATE"), subsidiari Angkasa Marketing Berhad, telah memeterai perjanjian jual beli bersyarat, antaranya dengan Tri-Ring Group Co ("Tri-Ring") dan Wuhan Fortune Industry Co Ltd untuk:

   a) ATE melupuskan keseluruhan 50% kepentingan ekuiti dalam Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") kepada Tri-Ring untuk balasan tunai berjumlah Rmb1 (bersamaan kira-kira RM0.46); dan

   b) Tri-Ring menyelesaikan pendahuluan antara-syarikat di antara ATE dengan Wuhan Fortune berjumlah Rmb167.56 juta (dianggarkan berjumlah RM76.93 juta) ("Pendahuluan Antara-Syarikat") untuk balasan tunai berjumlah Rmb94.66 juta (dianggarkan berjumlah RM43.46 juta) dan pengecualian faedah ke atas Pendahuluan Antara-Syarikat berjumlah Rmb70.82 juta (dianggarkan berjumlah RM32.51 juta).

3. Lion Ipoh Parade Sdn Bhd telah menyelesaikan pelupusan keseluruhan 100% kepentingan ekuitinya dalam Peridang (M) Sdn Bhd ("Peridang") dan Arus Setia Sdn Bhd ("Arus") kepada Black Tiger Aquaculture Sdn Bhd ("BTA") untuk balasan tunai berjumlah RM755,000. LIP juga melepaskan kesemua nilai bersih antara syarikat berjumlah RM11,077,153 yang dihutang oleh Peridang dan Arus tertakluk kepada BTA membayarnya bagi pihak Peridang dan Arus kepada LIP berjumlah RM11,077,153.

4. Pada 21 Oktober 2002,

   a) Lion Subang Parade Sdn Bhd ("Lion Subang"), subsidiari milik penuh Chocolate Products (Malaysia) Berhad ("CPB"), telah menerima surat tawaran daripada Onyee Holdings Sdn Bhd ("Pembeli") berkaitan cadangan melupuskan kompleks membeli belah milik Lion Subang yang dikenali sebagai Subang Parade dan sebidang tanah pegangan bebas di Daerah Petaling, Selangor, kepada Pembeli untuk balasan tunai berjumlah RM223.41 juta; dan

   b) Lion Mahkota Parade Sdn Bhd ("Lion Mahkota"), subsidiari 99.99% milik CPB, menandatangani perjanjian opsyen panggilan dengan Pembeli berhubung cadangan pelupusan kompleks membeli-belah miliknya yang dikenali sebagai Mahkota Parade dan sebidang tanah pajakan di Daerah Melaka Tengah, Melaka, kepada Pembeli untuk balasan tunai berjumlah RM146.59 juta.

DIVIDEN

Memandangkan suasana perniagaan semasa dan prestasi keseluruhan Kumpulan yang tidak menggalakkan, Lembaga Pengarah tidak mengesyorkan sebarang dividen untuk tahun kewangan berakhir 30 Jun 2002.

PROSPEK

Berpandukan keadaan ekonomi sejagat yang lembap, persekitaran perniagaan dijangka akan terus tidak menentu dan persaingan pasaran akan bertambah sengit. Perlaksanaan ASEAN Free Trade Area ("AFTA") sepenuhnya di rantau ini dijangka tidak akan memberi kesan secara langsung kepada operasi-operasi Kumpulan.

Tertakluk kepada perkara-perkara yang tidak diduga, para Pengarah menjangkakan prestasi operasi Kumpulan akan pulih seiringan dengan pertumbuhan ekonomi Malaysia.

PENGHARGAAN

Kesimpulannya, bagi pihak Lembaga Pengarah, saya ingin mengambil kesempatan ini untuk merakamkan ucapan terima kasih dan penghargaan ikhlas kepada para pelanggan yang dihargai, pemegang saham, pembiaya dan sekutu perniagaan atas sokongan dan keyakinan mereka yang berterusan dan kepada pihak berkuasa kerajaan atas nasihat dan kerjasama. Kami juga ingin mengucapkan terima kasih kepada kesemua kakitangan atas dedikasi dan iltizam mereka di sepanjang tahun.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of Amsteel Corporation Berhad for the financial year ended 30 June 2002.

FINANCIAL PERFORMANCE

The year under review was one of immense challenges. Global economies were severely battered following the September 11 incident in the USA with most economies in Asia recording negative growth in the year 2001.

However, prompt initiatives from the Government in stimulating public and consumer spending have largely prevented the Malaysian economy from recording a negative growth. Despite a moderate growth of 0.4% in the year 2001, the Malaysian economy have gained strength in the first quarter of the year 2002 with the Gross Domestic Product ("GDP") recording a growth of 3.8%. The much improved performance has given rise to optimism of an impending economic growth despite the current uncertainties in the US economy.

In tandem with these encouraging signs of recovery, the Group posted a stronger performance as compared to the previous year, led by the Steel and the Retail & Distribution divisions. Group revenue increased by 9.6% to RM5.6 billion while loss before tax was reduced to RM552 million from a loss before tax of RM748 million recorded last year.

CORPORATE DEVELOPMENTS

The Proposed Group Wide Restructuring Scheme ("Proposed GWRS") as announced by the Group has been approved by the Ministry of International Trade and Industry, Foreign Investment Committee, Bank Negara Malaysia, Securities Commission and Scheme Creditors. Further details are set out on pages 108 to 110 of this Annual Report.

Divestment of non core and peripheral assets and businesses of the Group, a key element within the Proposed GWRS, is on-going and reported in detail on pages 110 to 113 of this Annual Report. A review of some divestment proposals, in various stages of completion, in the financial year are as follows:

1. As reported in the previous financial year:

   AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of Angkasa Marketing Berhad, had entered into a conditional share subscription agreement (as amended by a supplemental subscription agreement) with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000; and

   AMBV had entered into a conditional sale and purchase agreement with TSWC and Lion Asiapac Limited ("LAP") (as amended by supplemental agreements) to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of ("Sale Consideration"):

   (i) SGD15,383,527 (equivalent to approximately RM33.2 million); or

   (ii) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001.

   On 20 November 2001, AMBV, TSWC and LAP had confirmed the Sale Consideration at SGD37,255,682 (equivalent to approximately RM80.5 million) pursuant to the completion of the Proposed Listing of AJ Auto by 30 September 2001, to be wholly satisfied by LAP with the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd.

2. Amsteel Securities (M) Sdn Bhd, a subsidiary of the Group, entered into a sale and purchase agreement with Affin-UOB Securities Sdn Bhd for the disposal of its stock broking business for a cash consideration of RM40.0 million and certain of its assets including its entire 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd for a cash consideration of RM2.3 million. The proposal was completed on 11 November 2002.

3. Angkasa Marketing Berhad completed the disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1.2 million and RM26.7 million respectively. The remaining equity interest of Angkasa Marketing Berhad in each of the said companies is 49%.

4. Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of Amsteel, entered into a conditional share sale agreement with Shen Gang Limited and Grand Marvellous Limited for the disposal of 12.95% equity interest in eCyberChina Holdings Limited comprising 241,615,000 ordinary shares of HK$0.20 each for a total cash consideration of HK$48.323 million.

   The proposal was terminated subsequent to the financial year.

Subsequent to the financial year end, the Group has entered into the following divestment proposals:

1. Henrietta Rubber Estate Limited, a subsidiary of the Company, had entered into nine separate Sale and Purchase Agreements with seven purchasers for the disposal of nine parcels of freehold agricultural land measuring in total, an area of 900.871 acres in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, District of Kinta, Perak Darul Ridzuan, for a total cash consideration of RM27.927 million.

2. Angkasa Transport Equipment Sdn Bhd ("ATE"), a subsidiary of Angkasa Marketing Berhad, had on 30 July 2002 entered into a conditional sale and purchase agreement with amongst others, Tri-Ring Group Co ("Tri-Ring") and Wuhan Fortune Industry Co Ltd for:

   (a) the disposal by ATE of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

   (b) the settlement of inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

3. Lion Ipoh Parade Sdn Bhd had completed the disposal of its entire 100% equity interest in Peridang (M) Sdn Bhd ("Peridang") and Arus Setia Sdn Bhd ("Arus") to Black Tiger Aquaculture Sdn Bhd ("BTA") for a total cash consideration of RM755,000. LIP had also discharged a total net inter-company amount of RM11,077,153 owing by Peridang and Arus subject to BTA paying on behalf of Peridang and Arus to LIP an amount of RM11,077,153.

4. On 21 October 2002,

   (a) Lion Subang Parade Sdn Bhd ("Lion Subang"), a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad ("CPB"), accepted a letter of offer from Onyee Holdings Sdn Bhd ("Purchaser") in relation to the proposed disposal of Lion Subang's shopping mall known as Subang Parade and the freehold land held in the District of Petaling, Selangor, to the Purchaser for a cash consideration of RM223.41 million; and

   (b) Lion Mahkota Parade Sdn Bhd ("Lion Mahkota"), a 99.99% owned subsidiary of CPB, signed a call option agreement with the Purchaser in relation to the proposed disposal of Lion Mahkota's shopping mall known as Mahkota Parade and the leasehold land held in the District of Melaka Tengah, Melaka, to the Purchaser for a cash consideration of RM146.59 million.

DIVIDEND

In view of the current business environment and the overall Group performance, the Board does not recommend any dividend for the financial year ended 30 June 2002.

PROSPECTS

The business environment continues to be volatile and competitive in view of the stagnating global economies. Regionally, the full implementation of ASEAN Free Trade Area ("AFTA") is not expected to significantly affect the operations of the Group.

Barring any unforeseen circumstances, the Directors expect the operational performance of the Group to improve in view of the expected growth in the Malaysian economy.

ACKNOWLEDGEMENT

In conclusion, on behalf of the Board, I would like to take this opportunity to express our sincere gratitude and appreciation to our valued customers, shareholders, financiers and business associates for their continued confidence and support and to the Government authorities for their guidance and understanding. We would also like to record our thanks to all our employees for their dedication and commitment throughout the year.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

主席报告

我谨代表董事部，欣然提呈合钢实业有限公司截至 2002 年 6 月 30 日为止的财政年度之常年报告和经审核财务报告。

财务表现

本财政年度是充满挑战的一年。在美国发生 911 事件之后，全球经济受到严重打击，在 2001 年内，亚洲大部分国家和地区的经济出现负增长。

不过，我国政府迅速采取主动，刺激公共与消费开支，使马来西亚的经济避免出现负增长。尽管马来西亚经济在 2001 年只取得 0.4% 的增长，在 2002 年第一季，经济恢复势力，国内总生产取得 3.8% 的成长。尽管美国经济目前处于不肯定，大大改善了的马来西亚经济有望取得令人乐观的成长。

在这些令人鼓舞的复苏环境之下，本集团取得比上一个财政年度更佳的表现，而以钢铁部门和零售与分销部门带头。集团的收入增加 9.6%，达到 56 亿零吉。税前亏损减少到 5 亿 5 千 200 万零吉；上一个年度的税前亏损则是 7 亿 4 千 800 万零吉。

企业发展

本集团所宣布的“建议中的整个集团重组计划”（“重组计划”）已获得国际贸易与工业部、外资委员会、马来西亚中央银行、证券委员会以及计划债权人批准。详情在本报告的 108 页至 110 页中列出。

出售本集团的非核心与边缘的资产与业务 -- 这是“重组计划”的一个重要成分 -- 正在进行着，在本报告的 110 页至 113 页列出详情。在本财政年度内进行的一些出售计划处于不同的完成阶段。其概况如下：

1. 正如上一个财政年度所报告：

安卡沙经销有限公司（“安卡沙”）的独资子公司 AMB Venture Sdn Bhd（“AMBV”）与其独资子公司 Angkasa Transport Equipment Sdn Bhd（“ATE”）已和丹斯里钟廷森签署一份有条件认购协议书（由一份附加认购股权合约修正）。在协议书之下，丹斯里钟廷森将认购 ATE 的 2,530,000 股、每股 1 零吉的普通股（相等于 ATE 扩大股份的 9.19%），总认购价是大约 336 万 5 千零吉；以及

AMBV 和丹斯里钟廷森以及 Lion Asiapac Limited（“LAP”）缔结一份有条件买卖协议书（由附加协议书修正）。在协议书之下，AMBV 将把它在 ATE 的 25,000,000 股、每股 1 零吉的普通股（相等于 ATE 扩大股份的大约 90.81%）出售给 LAP，售价如下：

(i) 新币 15,383,527 元（相等于约 3 千 320 万零吉）；或是

(ii) 如果在建议中挂牌的安徽江淮汽车底盘股份有限公司（“AJ Auto 建议中的挂牌”）在 2001 年 9 月 30 日之前完成，则售价是新币 38,666,795 元（相等于约 8 千 350 万零吉）。

在 2001 年 11 月 20 日，AMBV、丹斯里钟廷森和 LAP 确定，随着 AJ Auto 建议中的挂牌在 2001 年 9 月 30 日之前完成，新币 37,255,682 元（相等于约 8 千 50 万零吉）售卖价获得 LAP 完全核准。LAP 发出 149,022,728 股、每股面价格新币 0.25 元新普通股加上 149,022,728 股可自由分拆的 LAP 凭单给 AMBV，条件是 LAP 须代 ATE 偿还欠安徽江淮汽车集团的人民币 2 千万元（相等于约 910 万零吉）的贷款。

2. 本集团的子公司 Amsteel Securities (M) Sdn Bhd 和 Affin - UOB Securities Sdn Bhd 签署买卖合约，以出售其股票经纪业务，脱售价是现金 4 千万零吉以及一些资产，包括它在 Amsteel Equity Nominees (Asing) Sdn Bhd 的 100% 股权和 Amsteel Equity Nominees (Tempatan) Sdn Bhd 的 100% 股权，现金是 230 万零吉。这项脱售已经获得股东批准，并在 2002 年 11 月 11 日完成。

3. 安卡沙把在 Lion Suzuki Marketing Sdn Bhd 和 Suzuki Assemblers Malaysia Sdn Bhd 的 51% 股权出售给 Suzuki Motor Corporation，现金代价分别是 120 万零吉和 2 千 670 万零吉。安卡沙在这两间公司的剩余股权是 49%。

4. 本集团独资子公司 Ambang Jaya Sdn Bhd 和 Angkasa Marketing (Singapore) Pte Ltd 与 Shen Gang Limited 及 Grand Marvellous Limited 签署有条件买卖合约，出售在 eCyberChina Holdings Limited 的 12.95% 股权。这项交易涉及 241,615,000 普通股、每股港币 0.20 元的普通股，现金总额相等于港币 4 千 832 万 3 千元。

有关交易已在本财政年度结束后终止。

在本财政年度后，本集团进行了下述的出售建议：

1. 本公司的子公司 Henrietta Rubber Estate Limited 分别和 7 个买主签署 9 份不同的买卖合约，以出售 9 片拥有永久地契的农业地，总面积共 900.871 依格，地点是在 Tanjung Rambutan Estate，即位于霹雳州乌鲁近打区丹绒红毛丹镇范围。这项出售的现金总额是 2 千 792 万 7 千零吉。

2. 在 2002 年 7 月 30 日，安卡沙的子公司 ATE，与 Tri-Ring Group Co（“Tri-Ring”）和 Wuhan Fortune Industry Co Ltd 签署一份有条件买卖合约，脱售下列公司的股权：

(a) ATE 把它在 Wuhan Fortune Motor Co Ltd（“Wuhan Fortune”）的全部 50% 股权，以人民币 1 元（约 0.46 零吉）出售给 Tri-Ring；以及

(b) 解决 ATE 给予 Wuhan Fortune 的关系企业贷款，总额人民币 1 亿 6 千 756 万元（约等于 7 千 693 万零吉），解决办法是由 Tri-Ring 付出现金人民币 9 千 466 万元（约等于 4 千 346 万零吉），及取消相关利息相等于人民币 7 千 82 万元（约等于 3 千 251 万零吉）。

3. Lion Ipoh Parade Sdn Bhd（“LIP”）也完成了把它在 Peridang (M) Sdn Bhd（“Peridang”）和 Arus Setia Sdn Bhd（“Arus”）的 100% 股权出售给 Black Tiger Aquaculture Sdn Bhd（“BTA”），现金代价总额是 75 万 5 千零吉。LIP 也解决了 Peridang 和 Arus 欠它的总额 1 千 107 万 7 千 153 零吉的公司之间的欠款，条件是 BTA 替 Peridang 和 Arus 把那 1 千 107 万 7 千 153 零吉债还给 LIP。

4. 在 2002 年 10 月 21 日

(a) 朱古力产品（马）有限公司的独资子公司 Lion Subang Parade Sdn Bhd（“Lion Subang”）获得 Onyee Holdings Sdn Bhd（买主）的献议书，事关建议中要出售 Lion Subang 属下的购物广场（首邦百利）及在雪兰莪州八打灵县的一片永久地契土地给买主，售价是现金 2 亿 2 千 341 万零吉。

(b) 朱古力产品（马）有限公司的 99.99% 股权的子公司 Lion Mahkota Parade Sdn Bhd（“Lion Mahkota”）和上述买主签订一项买入选购权合约，事关要把 Lion Mahkota 的购物广场（皇冠百利）以及在马六甲州中央县的一片长期租赁地契土地出售给买主，售价是现金 1 亿 4 千 659 万零吉。

股息

鉴于目前的商业环境以及本集团的总体表现，董事部不建议在 2002 年 6 月 30 日结束的财政年度派发股息。

展望

由于全球经济仍然疲弱，商业环境仍然波动不定和具竞争性。就本地区而言，东合自由贸易区的全面推行，预料不会对本集团的业务产生重大影响。

由于马来西亚经济预料将取得成长，除非出现预料不到的情况，董事部预测，本集团的表现会有所改善。

鸣谢

最后，我谨代表董事部，表达我们真诚的感谢于尊贵的客户、股东、融资机构及商业伙伴，继续支持我们和对我们有信心。我们也感谢政府机构的指导和谅解。我也要感谢全体雇员一年来的献身精神和对公司的承诺。

主席
JEN (B) TAN SRI DATO' ZAIN HASHIM

REVIEW OF OPERATIONS

OVERALL PERFORMANCE

Despite a drastic contraction in GDP growth of 0.4% in 2001 as against a GDP growth of 8.5% in 2000, the Malaysian economy is gradually gaining strength with fiscal stimulus targeted at increasing public spending and private consumption. Countries in the Asian region have performed better than expected particularly in the first half of the year 2002, fuelled by improving domestic demand and exports. However, there are still uncertainties looming over the flagging US-led global economic recovery.

In tandem with the recovering economy, the Group's operating performance has managed to turnaround its results for the year under review. Revenue of the Group for the financial year under review was 10% higher than that of the previous financial year. Consequently, a profit before interests, share of associates and taxation of RM59 million was recorded for the current financial year as against a loss before interest, share of associates and taxation of RM57 million in the previous year.

Note : "Profit or loss before interests, share of associates and taxation" is hereinafter referred to as "profit/loss"

We present an analysis of the performance of our operations by industry segments as follows:

Steel

	2002 RM Million	2001 RM Million
Revenue	1,303	872
Profit	118	22

Product	Annual Rated Capacity (Million Tons)
HBI	0.80
Crude Steel (Billets & Slabs)	3.40
Hot-Rolled Coils	2.00
Bars & Rods	1.85

Our steel division was the main contributor to the Group's performance for the year under review. Revenue increased by 49% to RM1.3 billion and the division contributed substantially in profits as compared to the previous year. The commendable results were attributable to the strengthening of market demand and prices as well as improvement in production efficiencies.

With its established network of customers and suppliers, the Group's steel division has benefited from the improving domestic steel market. Being the only steel miller located in the Klang Valley, our mill operation in Klang reported an increase in sales volume of 15% for the financial year. During the financial year, the division had engaged Badische Stahl-Engeneering GmbH ("BSE") to develop more efficient production methods. With the Training and Know-How Transfer Agreement with BSE, major improvement has resulted in lower scrap wastage and energy consumption.

Despite stiff competition from Australian producers, our hot briquetted iron ("HBI") operation in Labuan achieved approximately 40% increase in sales volume and contributed about RM300 million in revenue. Our new operation in Johor, which was operated under lease during the year, also contributed higher revenue and profit as a result of the inclusion of a full year's results as compared to three (3) months in the previous year.

Motor

	2002 RM Million	2001 RM Million
Revenue	258	306
Loss	(108)	(20)

Product	Annual Rated Capacity ('000 units)
<u>Malaysia</u>	
2-Wheelers	72
4-Wheelers	1
<u>China</u>	
2-Wheelers	1,500
4-Wheelers	160
Motorcycle Components	2,300
Motorcycle Engines	820
Automotive Components	1,060

Domestic outlook for this division's sales is positive with forecast of positive growth for the year 2002. Low hire-purchase interest, attractive schemes, aggressive promotions and change in consumption patterns are the main contributory factors to the optimism. However, with the impending implementation of the ASEAN Free Trade Area ("AFTA") for the automotive industry in 2005, consumers are expected to delay spending in anticipation of more affordable vehicles.

The Group's Suzuki brand of motor vehicles comprises mainly 4WD and light duty pick-up truck and the newly launched multi-purpose vehicle, Suzuki E-RV. The initial response to the new MPV has been encouraging. However, higher costs of advertising and marketing in the highly competitive market have resulted in a net loss position.

Continuous efforts are being made to enhance the Suzuki brand image within the domestic market via promotions and quality enhancement of its customer services. The management is constantly seeking opportunities to expand its network base to provide comprehensive geographical coverage throughout the country. In preparation for the implementation of AFTA, the management is taking the necessary steps to take advantage of the enlarged market which should offer better opportunities for the Suzuki vehicles.

On 15 May 2002, the Group disposed of its 51% equity interests in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation ("SMC"). The disposal is expected to benefit the Group as it would then have access to SMC's technology as well as new regional markets.

Tyres

	2002 RM Million	2001 RM Million
Revenue	490	452
Loss	(7)	(27)

Product	Annual Rated Capacity (Million units)
Malaysia	
Tyre	2.25
China	
Tyre	2.50

The market for tyres in Malaysia is primarily in the domestic replacement market which is expected to grow in line with the higher demand in the automotive industry. The forecasted total automotive industry growth in year 2002 is expected to translate into better performance for the tyre industry. The full implementation of AFTA in 2005 is expected to further aggravate the already highly competitive local tyre industry with established manufacturers seeking to increase regional market share.

The Group's local tyre manufacturing subsidiary, Silverstone Berhad ("Silverstone"), was recently awarded the MITI Industry Excellence Award 2001 for product excellence for being the first tyre manufacturer in South East Asia to produce the "tubeless all-steel radial truck/bus tyre" which offers technologically innovative features and advantages over conventional truck/bus tyres.

In the year under review, Silverstone managed to maintain its revenue and profitability amidst the intense competition in the domestic market.

Silverstone strives to focus its resources on improving productivity and reinforce brand loyalty via sponsorship of motor sports events, which have received tremendous publicity from the media. Efforts are also being channeled towards expanding its overseas customer base to reduce reliance on the local market in order to meet the challenges of AFTA.

Offshore operation is expected to grow in tandem with the automotive industry as evidenced by the Group's tyre division in China, Dong Feng Lion Tyre Co Ltd, which registered higher revenue and lower losses for the year under review. Plans are in place to improve its operational and financial management to turnaround its performance.

Forestry and Brewery

	2002 RM Million	2001 RM Million
Revenue	901	976
Profit	10	63

Plantation	Hectarage
Forest	289,000
Oil Palm	
- Planted	7,300
- Unplanted	36,200
Rubber	700

Forestry Product	Annual Rated Capacity
Pulp	120,000 tons
Paper	150,000 tons
Sawn Timber	36,000 m^3
Plywood	120,000 m^3

Food and Beverage Product	Annual Rated Capacity ('000 Tons)
Beer	1,500

The slower than expected recovery of the global economy has affected the market demand in the wood-based sector in Malaysia. The Group's forestry division under Sabah Forest Industries Sdn Bhd ("SFI") has not been spared from the industry contraction. The weakened Indonesian Rupiah has further aggravated the situation as this has led to dumping activities by the major players from Indonesia and European countries. Selling prices dropped to as low as RM1,900 per metric ton during the first half of the year as a result of excessive supply of timber in the market. Government enforcement was instituted to counter dumping activities in the second half of the financial year.

In view of highly volatile prices, SFI has taken steps to diversify into new export markets to minimise exposure on currency risks as well as expand its customer base. SFI exports to some 30 countries around the world with China and Korea being its largest importers. Over 46% of SFI's total revenue is derived from export sales.

Being the only pulp and paper producer in Malaysia, SFI currently dominates approximately 50% of the local market. Backed by a 99-year timber concession of 289,000 hectares of forestland and annual production capacity of 120,000 and 150,000 metric ton for pulp and paper respectively, SFI has the potential to become a profitable player in supplying timber and paper across the Asia-Pacific region.

China is the second largest beer producer in the world after the United States. Its total beer consumption is estimated at 23 million metric ton annually. In the year under review, the annual growth rate of beer consumption was approximately 5%, marginally lower as compared to the previous year.

The intense competition in China's beer industry has adversely affected the performance in the brewery division. Local manufacturers have the advantages of lower operating costs in addition to certain level of protection accorded by the municipal governments. Beer prices were lower due to keen competition amongst brewers. The high entry-level cost for new premium brands and products coupled with high promotional and selling expenses to garner greater market share have resulted in lower profit margin. In addition, increased transportation costs and rebates to dealers have further eroded profit margin. The Group's brewery division is currently ranked fourth in terms of sales volume in China.

In view of the challenges ahead, the management will endeavour to improve its performance by focusing on cost control and productivity improvements and enhance its product range by continuously introducing premium beer to meet the changing market demand.

Retail and Distribution

	2002 RM Million	2001 RM Million
Revenue	2,178	2,096
Profit	110	84

Type of Business	No. of Outlets	Floor Space (m^2)
Malaysia		
Department Store	26	165,700
Hypermarket	5	37,700
China		
Department Store & Supermarkets (Own and/or Managed)	27	210,500

A brighter outlook on the local domestic market and signs of stabilisation in the regional economies have encouraged higher domestic consumption especially during the second half of the year. Continued efforts by the Government to boost consumer spending as well as promoting Malaysia as the preferred shopping destination have borne encouraging results with rising consumer confidence and higher influx of foreign tourists especially during the Mega Sales Carnivals.

Parkson Malaysia has rapidly established itself as a diversified retail chain offering department stores and specialty counters in each of its stores. With the presence of 26 stores in operation nationwide, Parkson has positioned itself as one of the leading departmental stores in the country.

Parkson stores capitalise on favourable market conditions to capture bigger market share with its continuous promotions offering a wide variety of selections for the whole family. It envisages the need for better consumer satisfaction by offering quality and value-for-money products and services as well as consistently upgrading its stores to cater for the discerning urbanites. This positive approach has resulted in better performance for the year under review.

Having entered the China retail market with its very first outlet in Beijing in 1994, our Parkson stores have expanded to 27 outlets across China with its main stores strategically located in major cities namely Beijing, Shanghai, Dalian and Chongqing. For the year under review, Parkson China continues to achieve significant growth in revenue and profitability.

Property

	2002 RM Million	2001 RM Million
Revenue	342	259
Loss	(6)	(49)

Project	Size
Shopping Complexes	2,570,000 sq ft
Hotels	420 rooms
Approved Mixed Developments (Housing schemes include shophouses & apartments)	4,190 acres
Industrial Parks	833 acres
Unconverted Landbank for	
- Mixed Development	7,082 acres
- Commercial Development	20 acres

The overall property market registered moderate growth as evidenced by the recent launches that were well received especially the medium and high-medium cost housing at strategic locations. Key factors that helped drive up demand for residential property are rising affordability given the all-time low mortgage rates and easy financing provided by financial institutions.

The Group's property development division focuses on the low-end residential property sector with emphasis on low and medium cost units. The Group's shopping centres, strategically located at Subang Jaya, Melaka, Klang, Seremban and Ipoh continue to generate a steady stream of rental revenue. Average occupancy rates for these premier shopping centres were well maintained at around 80%.

Bandar Akademia – Lenggeng, Negeri Sembilan

This mixed residential and commercial project is located in Lenggeng, Negeri Sembilan and is approximately 53 km from Kuala Lumpur via the Kuala Lumpur-Seremban Highway. Situated on 1,827 acres of freehold land, this project when completed will feature a mix of residential units, a business park and complete public amenities which include schools and campus for institutions of higher learning. Todate, more than 5,000 bungalow lots have been sold and a total of 573 lots have been issued vacant possession. Residential units comprising 373 units are planned for launch by next year.

Bandar Baru Brooklands – Banting, Selangor

Bandar Baru Brooklands is sited on a 2,163 acres of freehold land of which 919 acres have been converted for development. The project comprises industrial lots and factories, mixed residential and commercial development. Its site is located about 60 km from Kuala Lumpur and about 15 km from the Kuala Lumpur International Airport ("KLIA") via the Banting-Dengkil Road. The project is expected to benefit from its proximity to highways, KLIA, ports, Putrajaya, Cyberjaya and the Multimedia Super Corridor.

Bukit Mahkota – Bangi, Selangor

This project offers a self-contained suburban quality country living with modern amenities which include a commercial centre, hotel, hypermarket, a family oriented clubhouse with 12 acres of green, landscaped gardens and lakes covering 61 acres. Bukit Mahkota, centrally located between KLIA and Putrajaya, is only a 12-minute drive from the Sungai Besi toll gates and has direct access to the Kuala Lumpur-Seremban Highway via the Putra Mahkota interchange.

Sales recorded include more than 800 bungalow lots and 2,160 low and medium cost residential units. Infrastructure works for Phase 1 and 2 comprising 891 units of bungalow lots have been completed and handed over. In addition, terraced houses totalling 550 units have been completed and are in the process of handing over to the purchasers. Another 1,724 units of residential houses are in the pipeline for launch by early next year.

Lion Industrial Park – Beranang, Selangor

The Lion Industrial Park covers 277 acres of former freehold plantation land. The development includes industrial lots, low cost terraced factories and double-storey shop offices with lot sizes ranging from 0.79 acre to 6.15 acres each to cater to the needs of small and medium size industries. This project, which is located next to Semenyih, offers easy access to the North-South Expressway via Kajang, Bangi or Nilai. Infrastructure works for the project have been completed and the industrial lots have been handed over to more than 67 purchasers.

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in note 13 to the financial statements.

Details of subsidiary companies acquired and disposed during the financial year are shown in notes 13, 38 and 39 to the financial statements.

There have been no significant changes during the financial year in the activities of the Company and of its subsidiary companies except for those subsidiary companies acquired and disposed during the financial year as disclosed in notes 13, 38 and 39 to the financial statements.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Loss after taxation	(650,099)	(573,771)
Minority interests	74,194	–
Loss attributable to shareholders of the Company	(575,905)	(573,771)

DIVIDENDS

The Company has paid a first and final dividend of 0.05 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2001 and included in the previous Directors' Report amounting to RM0.453 million.

The Directors do not recommend any dividend payment in respect of the financial year ended 30 June 2002.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the notes to the financial statements.

SHARE CAPITAL

There was no increase in the issued and paid-up capital of the Company during the financial year.

DIRECTORS

The Directors who served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Hashim
Pee Kang Seng @ Lim Kang Seng
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and Mr M. Chareon Sae Tang @ Tan Whye Aun retire by rotation and, being eligible, offer themselves for re-election.

In accordance with Section 129 of the Companies Act, 1965, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who had attained the age of 70 years shall retire and seek re-appointment as Director under the provisions of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for fees for professional services paid to a firm which Mr M. Chareon Sae Tang @ Tan Whye Aun is a member in his capacity as an advocate and solicitor and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in note 33 to the financial statements.

Except for the share options granted pursuant to the Executive Share Option Scheme, neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interest in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Direct interest in shares				
Jen (B) Tan Sri Dato' Zain Hashim	265,808	–	–	265,808
Tan Siak Tee	50,000	–	–	50,000
Indirect interest in shares				
Tan Sri William H.J. Cheng	471,511,886	–	4,794,000	466,717,886

In addition to the above, the following Director is also deemed to have an interest in shares of the Company by virtue of options granted to him pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

	Options over ordinary shares			
	As at 1.7.2001	Granted	Exercised	As at 30.6.2002
Jen (B) Tan Sri Dato' Zain Hashim	175,000	–	–	175,000

The Directors' interest in shares in related companies are as follows:

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Direct interest in shares					
Jen (B) Tan Sri Dato' Zain Hashim					
Angkasa Marketing Berhad	RM1.00	220,625	–	–	220,625
Chocolate Products (Malaysia) Berhad	RM0.50	35,600	–	–	35,600
Lion Land Berhad	RM1.00	29,969	–	–	29,969
Posim Berhad	RM1.00	2,000	–	–	2,000
Silverstone Berhad	RM1.00	9,320	180,000	–	189,320
Tan Sri William H.J. Cheng					
Angkasa Marketing Berhad	RM1.00	20,000	–	–	20,000
Lion Land Berhad	RM1.00	1,680	–	–	1,680
M. Chareon Sae Tang @ Tan Whye Aun					
Silverstone Berhad	RM1.00	133,333	–	–	133,333
Tan Siak Tee					
Chocolate Products (Malaysia) Berhad	RM0.50	2,000	–	–	2,000
Lion Land Berhad	RM1.00	20,420	–	–	20,420
Angkasa Marketing Berhad	RM1.00	14,000	–	–	14,000
Silverstone Berhad	RM1.00	1,400	–	–	1,400
Indirect interest in shares					
Jen (B) Tan Sri Dato' Zain Hashim					
Silverstone Berhad	RM1.00	180,000	–	180,000	–
Tan Sri William H.J. Cheng					
Chocolate Products (Malaysia) Berhad	RM0.50	232,425,501	–	409,000	232,016,501
Akurjaya Sdn Bhd	RM1.00	63,500,000	–	–	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	–	–	70,000
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	–	–	155,000,000
Angkasa Marketing Berhad	RM1.00	87,892,150	–	–	87,892,150
Avenel Sdn Bhd	RM1.00	100,000,000	–	–	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	–	–	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	–	–	25,000
Crystavel Sdn Bhd	RM1.00	998	–	–	998
Davids Warehousing Sdn Bhd (under voluntary liquidation)	RM1.00	4,080,000	–	–	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	–	–	5,252
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	–	–	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	–	–	700,000
Lion Land Berhad	RM1.00	343,083,285	–	904,000	342,179,285

	Nominal value per ordinary share	Number of shares As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Indirect interest in shares					
Tan Sri William H.J. Cheng					
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	–	–	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	–	–	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	–	–	8,000,000
LLB Damai Holdings Sdn Bhd	RM1.00	4,315,385	507,692	–	4,823,077
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	–	–	7,000
LLB Enterprise Sdn Bhd	RM1.00	690,000	–	–	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	–	–	4,050,000
Marvenel Sdn Bhd	RM1.00	100	–	–	100
Ototek Sdn Bhd	RM1.00	1,050,000	–	–	1,050,000
Posim Berhad	RM1.00	178,488,171	–	386,000	178,102,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	–	–	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	–	–	7,525,324,120
Salient Care Sdn Bhd	RM1.00	1,400,000	–	–	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	–	–	5,100,000
Silverstone Berhad	RM1.00	149,903,535	–	161,070	149,742,465
Soga Sdn Bhd	RM1.00	4,332,078	–	–	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	–	–	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	–	–	16,000,000
Brewood Investment Pte Ltd	SGD1.00	100	–	–	100
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	–	–	100
Croydon Investment Pte Ltd	SGD1.00	100	–	–	100
Dawson Investment Pte Ltd	SGD1.00	100	–	–	100
Farringdon Investment Pte Ltd	SGD1.00	100	–	–	100
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Limerick Investment Pte Ltd	SGD1.00	100	–	–	100
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	–	–	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	–	–	1,000,000
Lion Jianmin Pte Ltd	SGD1.00	1,000	–	–	1,000
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	–	–	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	–	–	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	–	–	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	–	–	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	–	–	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	–	–	14,800,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	31,750,100	–	–	31,750,100
Willet Investment Pte Ltd	SGD1.00	45,954,450	–	–	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	–	–	9,350,000
P T Kebunaria	Rp1 million	14,000	–	–	14,000
Hamba Research & Development Co Ltd	NT$10.00	980,000	–	–	980,000

Indirect interest in shares	Nominal value per preference share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Hy-Line Berhad	RM1,000	2,505	11	21	2,495
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	–	–	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	–	–	8,400,000

	Nominal value per deferred share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	–	–	146,000,000

Investments in China	Currency	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Beijing Future Century E-business Co Ltd	Rmb	600,000	–	–	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	–	–	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	–	–	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	–	–	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	–	–	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	–	–	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	–	–	247,638,417
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	–	–	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	–	–	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	–	–	17,988,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	–	–	17,993,990
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	–	–	132,000,000
Jiangsu DEbier Brewery Co Ltd	USD	6,625,001	–	–	6,625,001
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	–	–	60,000,000
Jinlongquan Brewery (Xiaogan) Co Ltd	Rmb	10,000,000	–	–	10,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	–	–	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	–	–	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	–	–	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	–	–	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	–	–	36,000,000
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	–	–	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	–	–	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	–	–	4,168,645

Investments in China	Currency	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	–	–	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	–	–	10,878,944
Wuhan Fortune Motor Co Ltd	USD	6,000,000	–	–	6,000,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	–	–	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	–	–	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	–	–	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	–	–	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	–	–	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	81,158,427	–	–	81,158,427

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies.

On 8 February 2001, an Executive Share Option Scheme ("ESOS") of the Company had been implemented for the benefit of eligible executive employees and executive directors of the Group. The ESOS will expire on 7 February 2006.

The main features of the Company's ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share RM	Balance as at 1.7.2001	Granted	Exercised	Lapsed	Unissued shares as at 30.6.2002
3.4.2001	0.50	6,926,000	–	–	536,000	6,390,000

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their value as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability in respect of the Group or of the Company which has arisen since the end of the financial year.

Except as disclosed in the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 29 October 2002

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

PEE KANG SENG @ LIM KANG SENG
Director

Kuala Lumpur
29 October 2002

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
Revenue	2			
- continuing operations : existing		5,479,343	5,064,417	1,441,932
- continuing operations : new acquisitions	38	–	32,153	–
- discontinued operations	39	142,919	34,087	37,610
		5,622,262	5,130,657	1,479,542
Other operating income		211,783	91,637	55,732
Changes in inventories of finished goods and work-in-progress		(72,047)	(14,215)	(18,960)
Raw materials and consumables used		(2,080,201)	(1,818,549)	(547,421)
Contract cost incurred		(29,375)	(16,022)	(7,730)
Property development expenditure		(130,995)	(88,899)	(34,472)
Purchase of trading goods		(1,735,750)	(1,787,950)	(456,776)
Staff costs		(372,750)	(363,028)	(98,092)
Depreciation and amortisation expenses		(328,838)	(318,606)	(86,537)
Other operating expenses		(1,009,590)	(850,767)	(265,681)
Profit/(Loss) from operations				
- continuing operations : existing		148,776	(45,834)	39,152
- continuing operations : new acquisitions	38	–	1,250	–
- discontinued operations	39	(74,277)	8,842	(19,547)
	3	74,499	(35,742)	19,605
Finance costs	4	(522,124)	(594,227)	(137,401)
Share in results of associated companies		(103,948)	(117,930)	(27,355)
Share in results of joint-ventures	14	16	–	4
Loss before taxation		(551,557)	(747,899)	(145,147)
Taxation				
- Company and subsidiary companies		(94,777)	(68,305)	(24,941)
- associated companies		(3,765)	(9,389)	(991)
	5	(98,542)	(77,694)	(25,932)
Loss after taxation		(650,099)	(825,593)	(171,079)
Minority interests		74,194	150,385	19,525
Loss attributable to shareholders of the Company		(575,905)	(675,208)	(151,554)
		Sen	Sen	Cents
Loss per share	9	(45.7)	(53.6)	(12.0)
Dividend per share	7	–	0.05	–

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	5,209,250	5,701,823	1,370,855
FOREST CONCESSIONS	11	333,320	344,116	87,716
ASSOCIATED COMPANIES	12	904,592	1,163,977	238,051
LAND AND DEVELOPMENT EXPENDITURE				
- NON CURRENT PORTION	20	391,868	398,130	103,123
INTEREST IN JOINT- VENTURES	14	9,375	9,409	2,467
HOTEL PROPERTY	15	114,500	159,821	30,132
INVESTMENT PROPERTIES	16	734,768	807,104	193,360
INVESTMENTS	17	172,067	156,461	45,281
DEFERRED EXPENDITURE	18	122,196	122,148	32,157
GOODWILL ON CONSOLIDATION		227,062	228,855	59,753
		8,218,998	9,091,844	2,162,895
CURRENT ASSETS				
Inventories	19	910,979	943,008	239,731
Land and development expenditure	20	213,859	213,225	56,278
Amount due from contract customers	21	3,764	3,025	991
Receivables	22	1,689,394	1,574,060	444,577
Tax recoverables		28,654	60,910	7,541
Deposits, cash and bank balances	23	950,725	789,257	250,191
		3,797,375	3,583,485	999,309
CURRENT LIABILITIES				
Payables	24	3,787,240	3,180,322	996,642
Lease and hire purchase liabilities	25	1,697	5,800	447
Provisions	26	29,570	32,447	7,782
Amount due to contract customers	21	1,038	1,456	273
Short term borrowings	27	6,903,164	6,951,527	1,816,622
Tax liabilities		218,888	221,256	57,602
		10,941,597	10,392,808	2,879,368
NET CURRENT LIABILITIES		(7,144,222)	(6,809,323)	(1,880,059)
		1,074,776	2,282,521	282,836
Financed by:				
SHARE CAPITAL	28	629,797	629,797	165,736
RESERVES	29	(1,809,579)	(1,099,358)	(476,205)
SHAREHOLDERS' FUNDS		(1,179,782)	(469,561)	(310,469)
MINORITY INTERESTS		1,861,318	2,073,668	489,821
LONG TERM BORROWINGS	30	318,780	583,503	83,890
LEASE AND HIRE PURCHASE LIABILITIES	25	1,145	9,063	301
DEFERRED LIABILITIES	31	11,561	10,757	3,042
DEFERRED TAXATION	32	61,754	75,091	16,251
		1,074,776	2,282,521	282,836
		Sen	Sen	Cents
Net liabilities per ordinary share of 50 sen each		(121)	(65)	(32)

The accompanying notes form an integral part of the financial statements.

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
Revenue	2	**101,269**	164,002	26,650
Other operating income		**–**	14	–
Staff costs		**(276)**	(193)	(73)
Depreciation		**(56)**	(18)	(15)
Allowance for diminution in value of:				
- investment in convertible unsecured loan stock		**(4,590)**	–	(1,208)
- investment in subsidiary companies		**(420,031)**	(1,900)	(110,534)
Allowance for doubtful debts		**(13,989)**	–	(3,681)
Other operating expenses		**(12,688)**	(1,521)	(3,339)
(Loss)/Profit from operations	3	**(350,361)**	160,384	(92,200)
Finance costs	4	**(223,410)**	(220,833)	(58,792)
Loss for the financial year		**(573,771)**	(60,449)	(150,992)
		Sen	Sen	Cents
Dividend per share	7	**–**	0.05	–

The accompanying notes form an integral part of the financial statements.

BALANCE SHEET

AS AT 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	200	256	53
ASSOCIATED COMPANIES	12	39,017	39,017	10,268
SUBSIDIARY COMPANIES	13	101,832	501,493	26,798
INVESTMENTS	17	6,839	11,574	1,800
		147,888	552,340	38,919
CURRENT ASSETS				
Receivables	22	3,832,723	3,776,665	1,008,611
Tax recoverable		581	17,287	153
Deposits, cash and bank balances	23	147,403	81,707	38,790
		3,980,707	3,875,659	1,047,554
CURRENT LIABILITIES				
Payables	24	2,357,337	2,082,722	620,352
Hire purchase liabilities	25	48	48	13
Short term borrowings	27	1,470,206	1,469,952	386,896
Tax liabilities		3,478	3,478	915
		3,831,069	3,556,200	1,008,176
NET CURRENT ASSETS		149,638	319,459	39,378
		297,526	871,799	78,297
Financed by:				
SHARE CAPITAL	28	629,797	629,797	165,736
RESERVES	29	(332,403)	241,821	(87,473)
SHAREHOLDERS' FUNDS		297,394	871,618	78,263
HIRE PURCHASE LIABILITIES	25	132	181	34
		297,526	871,799	78,297

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss before taxation		(551,557)	(747,899)	(145,147)
Adjustment for non-cash items, interests and dividends	37(a)	1,122,354	1,240,749	295,356
Operating profit before working capital changes		570,797	492,850	150,209
Increase in inventories		(14,473)	(69,342)	(3,809)
Decrease in land and development expenditure		15,711	30,041	4,134
(Increase)/Decrease in amount due from contract customers		(739)	796	(194)
(Increase)/Decrease in trade and other receivables		(152,391)	61,019	(40,103)
Increase in trade and other payables		220,553	52,567	58,042
(Decrease)/Increase in amount due to contract customers		(419)	103	(110)
Cash generated from operations		639,039	568,034	168,169
Tax paid		(102,173)	(22,217)	(26,888)
Net cash inflow from operating activities		536,866	545,817	141,281
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment		(133,235)	(178,325)	(35,062)
Purchase of investments		(5)	(1,226)	(1)
Additional investment in subsidiary company		(20,370)	(7,342)	(5,361)
Purchase of subsidiary companies	37(b)	–	(5,181)	–
Purchase of associated company		–	(50,338)	–
(Increase)/Decrease in land and development expenditure - non current portion		(15,730)	10,751	(4,139)
(Increase)/Decrease in amount due from associated companies		(4,095)	3,355	(1,078)
Deferred expenditure incurred		(9,314)	(4,100)	(2,451)
Proceeds from disposal of property, plant and equipment		23,266	45,428	6,123
Proceeds from disposal of chocolate and confectionery division		–	39,085	–
Proceeds from disposal of associated company		119,786	–	31,523
Proceeds from disposal of investment properties		–	6,309	–
Proceeds from disposal of investments		4,171	30,348	1,098
Proceeds from disposal of subsidiary companies, net of cash and bank balances disposed	37(c)	57,985	(23,170)	15,259
Dividend received		4,569	8,476	1,202
Interest received		18,634	32,510	4,904
Net cash inflow/(outflow) from investing activities		45,662	(93,420)	12,017

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT (Continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of shares to minority shareholders in subsidiary companies		–	423	–
Dividend paid		**(453)**	(453)	(119)
Dividend paid to minority interests		**(18,350)**	(18,843)	(4,829)
Net decrease in long term borrowings		**(125,371)**	(458,844)	(32,992)
Net (decrease)/increase in short term borrowings		**(163,090)**	342,207	(42,918)
(Decrease)/Increase in amount due to associated companies		**(14,579)**	22,925	(3,837)
Interest paid		**(136,724)**	(249,456)	(35,980)
Increase in fixed deposits pledged		**(35,749)**	(14,028)	(9,408)
(Increase)/Decrease in fixed deposits earmarked for bond redemption		**(114,748)**	32,180	(30,197)
Net cash outflow from financing activities		**(609,064)**	(343,889)	(160,280)
Effects of exchange rate changes on cash and cash equivalents		**698**	(990)	184
Net (decrease)/increase in cash and cash equivalents		**(25,838)**	107,518	(6,798)
Cash and cash equivalents at beginning of the financial year		**288,860**	181,342	76,016
Cash and cash equivalents at end of the financial year	37(d)	**263,022**	288,860	69,218

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000	2002 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss before taxation		(573,771)	(60,449)	(150,992)
Adjustment for non-cash items, interests and dividends	37(a)	560,807	58,749	147,581
Operating loss before working capital changes		(12,964)	(1,700)	(3,411)
Decrease in other receivables		(23,922)	(16,559)	(6,295)
Increase in other payables		(2,262)	(2,280)	(596)
Cash used in operations		(39,148)	(20,539)	(10,302)
Tax refund		2,861	5,656	753
Net cash outflow from operating activities		(36,287)	(14,883)	(9,549)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment		–	(1)	–
Additional investment in subsidiary company		(20,370)	–	(5,361)
Purchase of associated company		–	(26,670)	–
Decrease in amount due from associated companies		3	2,325	1
Decrease in amount due from subsidiary companies		63,870	3,771	16,808
Proceeds from disposal of investment		145	–	38
Interest received		4,806	717	1,265
Dividend received		310	400	82
Net cash inflow/(outflow) from investing activities		48,764	(19,458)	12,833
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of hire purchase liabilities		(49)	–	(13)
Increase in amount due to subsidiary companies		53,467	41,575	14,070
Dividend paid		(453)	(453)	(119)
Net (decrease)/increase in short term borrowings		(6)	276	(2)
(Increase)/Decrease in fixed deposits earmarked for bond redemption		(75,070)	18,930	(19,755)
Net cash (outflow)/inflow from financing activities		(22,111)	60,328	(5,819)
Net (decrease)/increase in cash and cash equivalents		(9,634)	25,987	(2,535)
Cash and cash equivalents at beginning of the financial year		25,270	(717)	6,650
Cash and cash equivalents at end of the financial year	37(d)	15,636	25,270	4,115

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	Share capital RM'000	Reserves RM'000	Total RM'000
GROUP				
Balance at 30 June 2000				
- as previously reported	28,29	629,797	(437,570)	192,227
- prior year adjustment	6	–	453	453
- as restated		629,797	(437,117)	192,680
Reserve on consolidation		–	5,580	5,580
Translation loss on net equity of foreign subsidiary companies		–	(5,365)	(5,365)
Equity accounting for share of net assets of local associated companies		–	(1,377)	(1,377)
Equity accounting for share of net assets of foreign associated companies		–	14,582	14,582
Net loss for the financial year		–	(675,208)	(675,208)
Dividend for the financial year ended 30 June 2000	7	–	(453)	(453)
Balance at 30 June 2001	28,29	629,797	(1,099,358)	(469,561)
Balance at 1 July 2001				
- as previously reported	28,29	629,797	(1,099,811)	(470,014)
- prior year adjustment	6	–	453	453
- as restated		629,797	(1,099,358)	(469,561)
Reserve on consolidation		–	(905)	(905)
Translation loss on net equity of foreign subsidiary companies		–	(2,707)	(2,707)
Deficit on revaluation of plantation land		–	(93,743)	(93,743)
Allowance for diminution in value on investment properties		–	(41,674)	(41,674)
Equity accounting for share of net assets of local associated companies		–	12,738	12,738
Equity accounting for share of net assets of foreign associated companies		–	(7,572)	(7,572)
Net loss for the financial year		–	(575,905)	(575,905)
Dividend for the financial year ended 30 June 2001	7	–	(453)	(453)
Balance at 30 June 2002	28,29	629,797	(1,809,579)	(1,179,782)

The accompanying notes form an integral part of the financial statements

STATEMENTS OF CHANGES IN EQUITY (Continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

COMPANY	Note	Share capital RM'000	Share premium RM'000	Accumulated profits/ (losses) RM'000	Total RM'000
Balance at 30 June 2000					
- as previously reported	28,29	629,797	230,188	72,082	932,067
- prior year adjustment	6	–	–	453	453
- as restated		629,797	230,188	72,535	932,520
Loss for the financial year		–	–	(60,449)	(60,449)
Dividend for financial year ended 30 June 2000	7	–	–	(453)	(453)
Balance at 30 June 2001	28,29	629,797	230,188	11,633	871,618
Balance at 1 July 2001					
- as previously reported	28,29	629,797	230,188	11,180	871,165
- prior year adjustment	6	–	–	453	453
- as restated		629,797	230,188	11,633	871,618
Loss for the financial year		–	–	(573,771)	(573,771)
Dividend for financial year ended 30 June 2001	7	–	–	(453)	(453)
Balance at 30 June 2002	28,29	629,797	230,188	(562,591)	297,394

The accompanying notes form an integral part of the financial statements.

1.1 Going concern

The Group incurred a loss after taxation and minority interests of RM575.9 million during the financial year ended 30 June 2002. At that date, current liabilities of the Group exceeded current assets by RM7,144.2 million. As disclosed in notes 27 and 30 to the financial statements, the Group and the Company have not serviced some of its principal borrowings and interest charges. Certain principal bankers have frozen or withdrawn existing credit facilities of the Group and of the Company.

As disclosed in the previous Directors' Report, the Board of Directors had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses will be redefined and non-core businesses will be divested ("Proposed GWRS").

The Group and the Company have obtained the approval of its scheme creditors to restructure its debts pursuant to a scheme of arrangement under section 176 (1) of the Companies Act, 1965 and the Directors are of opinion that the Proposed GWRS will be successfully implemented and the Company and subsidiary companies will be able to obtain extended repayment schedules on existing term loans from their bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Group and the Company is unable to continue as a going concern.

1.2 Basis of accounting

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

1.3 Significant accounting policies

a. Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. For those subsidiary companies acquired for less than two years and have a different financial year end, their last audited financial statements are adjusted for significant transactions or events which have occurred after their financial year end to the Group's financial year end and the adjusted financial statements have been used for the purpose of consolidation.

Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included in the consolidated income statement from the date of their acquisition or up to the date of their disposal. All inter-company balances and transactions and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

b. Goodwill and reserve on consolidation

Goodwill and reserve on consolidation represents the difference between the purchase price and the fair value of the net assets of subsidiary and associated companies at the date of acquisition. Goodwill and reserve on consolidation are amortised over a period of twenty five years. Goodwill is written down immediately through the income statement if there is a permanent diminution in its value.

c. **Associated companies**

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share in the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associate.

d. **Property, plant and equipment and depreciation**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation.

Freehold land and capital work-in-progress are not depreciated. Leasehold land and plantations are amortised over the period of the lease ranging from 20 years to 50 years.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost or valuation of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	2% – 10%
Plant and machinery	2% – 33.3%
Tools and equipment	10% – 20%
Furniture and office equipment	5% – 25%
Motor vehicles	13% – 20%

Any surplus arising from revaluation of property, plant and equipment will be taken into the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective property, plant and equipment and any excess of the deficit is charged to the income statement.

On disposal of the property, plant and equipment, the balance of the revaluation reserve attributable to that property, plant and equipment is transferred directly to retained earnings.

e. **Leases**

Leases of assets, including hire purchase agreements, where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Leases which do not meet such criteria are classified as operating lease and the related rentals are charged to the income statements as incurred.

Property, plant and equipment acquired under finance lease are depreciated over the useful life of the asset.

f. **Recognition of income and cost on land and development expenditure**

Land and development expenditure consist of land under development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings, allowance for foreseeable loss and allowance for diminution in value. Land under development is stated at cost or valuation. Development expenditure is stated at cost.

Allowance for foreseeable loss is made for land and development expenditure based on losses estimated to arise upon the completion of the projects which are already in progress.

Finance cost incurred on the development of property projects are capitalised and included as part of development expenditure. However, capitalisation of finance costs is suspended during extended periods in which active development is interrupted.

Profit from sale of development properties is recognised, using the percentage-of-completion method, based on progress billings (which approximates cost basis), in respect of sales where agreements have been finalised by the end of the financial year.

g. **Investment properties**

Investment properties are investments in land and buildings held for long term purposes and are not occupied substantially for use by, or in the operations of the Group. Investment properties are stated at Directors' valuation less allowance for diminution in value and are not depreciated. The Directors' valuations are based on the latest valuation reports by independent firms of professional valuers using the open market value basis. The investment properties will be revalued at least once in every five years. Any surplus arising from revaluation of investment properties will be taken to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective investment properties and any excess of the deficit is charged to the income statement.

On disposal of an investment property, the balance of the revaluation reserve attributable to that property is transferred directly to retained earnings.

h. **Hotel property**

Hotel property comprises hotel land, buildings and their integral plant and machineries.

Hotel property which is completed during the financial year is stated at cost less allowance for diminution in value. Hotel property is appraised periodically at least once in every five years. Any surplus arising from revaluation of hotel property will be taken to revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective hotel property and the excess of the deficit is charged to the income statement.

No depreciation is provided on hotel property. It is the Group's practice to maintain the property in such condition that its residual value is not diminished by the passage of time, and therefore, any element of depreciation is insignificant. The related maintenance expenditure is dealt with in the income statement.

i. **Investments**

Investment in subsidiary and associated companies and other investments are stated at cost and allowance is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

j. **Deferred expenditure**

Deferred expenditure comprises pre-commercial production expenses, deferred charges and proprietary technology and patents.

Deferred charges are license fees which represents the acquisition cost of the design and manufacture rights and pre-commercial production expenses that represents expenses incurred in the development of new and substantially improved products prior to commencement of commercial production.

Pre-commercial production expenses and deferred charges are amortised over a period not exceeding 10 years upon commencement of operations or commercial production. Proprietary technology and patents are stated at cost and are amortised on a straight line basis calculated to write off their cost over the expected period of future benefit which is estimated at 10 to 50 years.

Preliminary and pre-operating expenses are written off in the financial year it is incurred.

k. **Construction contracts**

The gross amount due from and to contract customers for contract works represents progress billings less cost of contract works incurred and profit attributable to contract works performed todate net of foreseeable loss.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed todate bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

l. **Inventories**

Marketable securities are stated at lower of cost and net realisable value. Cost is determined on a first-in first-out basis. Gains or losses on disposal of marketable securities and write down of marketable securities to market values are included in the income statement.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the specific identification method.

Other inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average or first-in first-out basis or by specific identification method. The cost of raw materials, comprises the original purchase price plus costs incurred in bringing the inventories to their present locations and conditions. The cost of finished goods comprise the cost of raw materials, direct labour, direct charge and a proportions of production overheads.

m. **Receivables**

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. Allowance for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain debts.

n. **Deferred taxation**

Provision is made, on the liability method, for tax liabilities deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefit is only recognised when there is a reasonable expectation of realisation.

o. **New planting, replanting and plantation development expenditure**

Expenditure incurred, less proceeds on sales, on new planting are capitalised under long term leasehold land and plantations until maturity.

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

Plantation development expenditure incurred in the establishment and development of tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are capitalised under plantations. This expenditure is charged to income statement when the trees are harvested upon maturity.

p. **Capitalisation of finance cost**

Finance cost incurred on specific and identifiable borrowings used to acquire land and buildings is capitalised until the assets are ready for their intended use.

q. **Revenue recognition**

Revenue are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts, and after eliminating sales within the Group.

Revenue from construction contracts are recognised on the percentage completion method measured by reference to the surveys of work performed or completion of a physical proportion of the contract work. Recognition of contract revenue starts when the outcome of a contract can be estimated reliably.

Revenue from sale of development properties are recognised on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be reliably estimated and are in respect of sales where agreements have been finalised by the end of the financial year.

Revenue from sales of land under development and completed property units are recognised when the agreements are executed.

Gross brokerage income and commissions earned from margin and trading accounts are recognised on receipt basis.

Tuition fees and other related fees receivable net of scholarships, rental, dividends and interest income are recognised on the accruals basis.

r. **Recognition of profit or loss in joint-ventures**

A company in which the Group has joint control over its financial and operating policy decisions and not being a subsidiary or an associated company is treated as a joint-venture company.

The results of the joint-ventures are accounted for by the equity method of accounting based on the audited/management financial statements of the joint-ventures made up to 30 June of each financial year to coincide with the Company's financial year end. Under the equity method of accounting, the Group's equity in net earnings of the joint-venture is included currently in the consolidated results.

s. **Forest concessions**

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at valuation less accumulated amortisation. The 158,623 hectares and 118,000 hectares of concession are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

t. **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

u. **Foreign currencies**

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rates used in the translation are as follows:

RM1	=	USD	0.26	(2001:	RM1	=	USD	0.26)
RM1	=	SGD	0.47	(2001:	RM1	=	SGD	0.48)
RM1	=	HK$	2.06	(2001:	RM1	=	HK$	2.06)
RM1	=	Peso	13.56	(2001:	RM1	=	Peso	13.93)
RM1	=	Rp	2,500	(2001:	RM1	=	Rp	3,195)
RM1	=	Rmb	2.18	(2001:	RM1	=	Rmb	2.18)

v. **Retrenchment benefits**

Provision is made in respect of cost of retrenchment benefits payable to employees based on percentages of their last drawn basic salaries and the number of completed years of service.

w. **Provisions**

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made.

2. REVENUE

Revenue of the Group represents sales of goods and services outside of the Group net of returns and allowances, gross brokerage income, commissions earned, the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development, proportion of the total contract values attributable to the percentage of construction work performed, sales value of completed property units, gross rental incomes, dividends and interest income. Revenue of the Company comprises dividends and interest income.

An analysis of revenue is as follows:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Sales of goods	5,201,402	4,728,009	–	–
Rendering of services	109,717	145,062	–	–
Progress billings	164,337	105,993	–	–
Construction contracts	30,907	18,141	–	–
Dividend income	64	402	811	2,062
Interest income	4,085	6,724	100,458	161,940
Rental income	87,311	82,594	–	–
Brokerage and commission income	19,680	39,339	–	–
Others	4,759	4,393	–	–
	5,622,262	5,130,657	101,269	164,002

3. PROFIT/(LOSS) FROM OPERATIONS

(a) Profit/(Loss) from operations is arrived at:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
After charging:				
Depreciation	294,141	283,195	56	18
Directors' remuneration (note b)	821	666	709	305
Benefits-in-kind received or receivable by Directors (note b)	51	51	32	32
Auditors' remuneration:				
- current year	1,770	2,058	35	35
- prior year	8	36	–	–
Amortisation of:				
- deferred expenditure	14,086	13,009	–	–
- forest concessions	10,796	10,796	–	–
- goodwill on consolidation	9,816	11,606	–	–
Rental of land and buildings	55,052	61,838	–	–
Hire of plant and machinery	1,871	374	–	–
Lease rental	228	98	–	–
Allowance for doubtful debts:				
- subsidiary companies	–	–	13,989	–
- others	62,610	121,793	–	–
Allowance for inventories obsolescence	5,221	569	–	–
Loss on disposal of property, plant and equipment	1,746	8,080	–	–

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Loss on foreign exchange				
- unrealised	–	21,853	–	–
Professional fees charged by a firm in which a Director is a member	199	704	–	–
Property, plant and equipment written off	21,339	5,184	–	–
Bad debts written off	3,778	23,745	–	–
Deferred expenditure written off	165	744	–	–
Inventories written off	135	1,631	–	–
Retirement benefits	–	493	–	–
Retrenchment benefits	–	235	–	–
Amount due from joint-venture written off	50	–	–	–
Allowance for diminution in value of:				
- marketable securities	90	24,508	–	–
- investments	10,297	3,931	4,590	–
- investment in subsidiary companies	–	–	420,031	1,900
- investment in associated companies	54,475	–	–	–
- goodwill on consolidation	5,228	–	–	–
- hotel property	45,321	–	–	–
- property, plant and equipment	94,194	–	–	–
Provision for:				
- warranties	242	289	–	–
- liquidated ascertained damages	19,933	25,832	–	–
- advertising and sales promotion	7,237	13,336	–	–
- special price discounts and incentives	15,420	9,441	–	–
Allowance for foreseeable loss on land and development expenditure	–	8,481	–	–
Loss on disposal of quoted investments	3,014	–	–	–
And crediting:				
Rental income	93,766	111,474	–	–
Interest income from:				
- subsidiary companies	–	–	95,434	160,972
- others	25,571	33,519	5,024	968
Gross dividend from investments:				
Quoted in Malaysia				
- subsidiary companies	–	–	1	–
- others	56	550	30	400
Quoted outside Malaysia	–	1,972	–	–
Unquoted				
- subsidiary companies	–	–	380	1,662
- others	324	463	400	–

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Gain on disposal of:				
- quoted investments	–	15,458	–	–
- subsidiary companies	33,717	2,273	–	–
- associated companies	51,026	–	–	–
- investment properties	–	1,955	–	–
- chocolate and confectionery division	–	3,782	–	–
Gain on dilution of subsidiary companies	65,386	187	–	–
Gain on foreign exchange:				
- realised	4,631	4,388	–	–
- unrealised	6,956	–	–	–

(b) Directors' remuneration

Directors' remuneration of the Group and Company classified by executive and non-executive Directors are as follows:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Executive Director:				
Salary and bonus				
Pee Kang Seng @ Lim Kang Seng	409	–	409	–
Fee				
Pee Kang Seng @ Lim Kang Seng	19	–	19	–
	428	–	428	–
Non-executive Directors:				
Salaries and bonuses				
Jen (B) Tan Sri Dato' Zain Hashim	94	125	63	62
Tan Sri William H.J. Cheng	84	84	60	60
Datuk Cheng Yong Kim	–	150	–	–
	178	359	123	122
Fees				
Jen (B) Tan Sri Dato' Zain Hashim	47	59	31	31
Tan Sri William H.J. Cheng	74	74	24	23
Datuk Cheng Yong Kim	–	73	9	28
Cheng Theng Kee	–	15	–	15
M. Chareon Sae Tang @ Tan Whye Aun	22	28	22	28
Tan Siak Tee	28	28	28	28
Munajat bin Idris	21	–	21	–
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	23	30	23	30
	215	307	158	183

	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Benefits-in-kind				
Jen (B) Tan Sri Dato' Zain Hashim	19	19	–	–
Tan Sri William H.J. Cheng	32	32	32	32
	51	51	32	32
	444	717	313	337
Total	872	717	741	337

4. FINANCE COSTS

	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Interest expenses on:				
- subsidiary companies balances	–	–	104,092	107,416
- associated company balances	18	–	18	–
- bank overdrafts	27,728	26,560	236	224
- hire purchase	1,217	3,922	12	3
- term loans	372,411	436,505	63,117	59,018
- others	120,750	127,240	55,935	54,172
	522,124	594,227	223,410	220,833

5. TAXATION

	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Current:				
Malaysian	52,925	16,881	–	–
Foreign	37,291	44,663	–	–
Prior years	4,747	7,487	–	–
Deferred taxation	(186)	(726)	–	–
	94,777	68,305	–	–
Share in taxation of associated companies:				
Malaysian	2,365	5,477	–	–
Foreign	1,400	3,912	–	–
	98,542	77,694	–	–

The taxation charge of the Group is in respect of certain profitable subsidiary companies.

The Company has an estimated accumulated tax exempt retained profit of RM24.8 million (2001: RM24.8 million) available for the payment of tax exempt dividends. The Company also has sufficient tax credits under Section 108 of the Income Tax Act, 1967 to frank approximately RM70.5 million (2001: RM67.3 million) of the profits, if paid out as dividends. These amounts are subject to agreement with the tax authorities.

6. PRIOR YEAR ADJUSTMENT

In previous years, dividend was accrued as a liability when proposed by Directors. During the financial year, the Group and the Company changed its accounting policy on the recognition of liabilities in respect of proposed dividend in compliance with MASB Standard 19, Events After the Balance Sheet Date, whereby dividend is recognised in shareholders' equity when the obligation to pay is established. Accordingly, the final dividend is included as a liability in the financial statements after approval by shareholders at the Annual General Meeting.

This accounting policy change has been accounted for retrospectively.

The effects of the new accounting policy on the financial statements are as follows:

	As previously reported RM'000	Effect of change in accounting policy RM'000	As restated RM'000
Group			
As at 1 July 2000			
Accumulated loss	(1,678,648)	453	(1,678,195)
As at 1 July 2001			
Accumulated loss	(2,340,467)	453	(2,340,014)
Dividend	453	(453)	–
Company			
As at 1 July 2000			
Accumulated profits	72,082	453	72,535
As at 1 July 2001			
Accumulated profits	11,180	453	11,633
Dividend	453	(453)	–

7. DIVIDENDS

	GROUP AND COMPANY			
	2002		2001	
	Gross dividend per share Sen	Amount of dividend, net of tax RM'000	Gross dividend per share Sen	Amount of dividend, net of tax RM'000
Proposed final dividends	–	–	0.05	453

A first and final dividend of 0.05 sen per share less 28% income tax amounting to RM0.453 million proposed in respect of ordinary shares in previous financial year and dealt with in the previous Directors' report was paid by the Company during the financial year.

The Directors do not recommend any dividend payment in respect of the financial year ended 30 June 2002.

8. TRANSFERS FROM/(TO) CAPITAL RESERVES

	GROUP	
	2002 RM'000	2001 RM'000
Forest concessions reserve realised on amortisation	**7,005**	7,005
Revaluation reserve realised upon recognition of progress billings and on disposal of land	**20,958**	10,606
Revaluation reserve realised on disposal of investment properties	**–**	276
Capital reserve realised upon disposal of an associated company	**(4,893)**	–
Transfer to revenue reserve	**–**	729
Transfer to capital reserves by the Group's subsidiary companies in the People's Republic of China in accordance with the accounting regulations in that country and are not available for payment of dividends	**(1,718)**	(4,774)
	21,352	13,842

9. LOSS PER SHARE

The loss per share is calculated by dividing the Group's loss after tax and minority interests of RM575.9 million (2001: RM675.2 million) by the 1,259.6 million (2001: 1,259.6 million) weighted average number of shares of the Company in issue during the financial year.

The fully diluted earnings per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect due to the exercise price being above the average market value of the Company's shares.

10. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
COST OR VALUATION						
At 1 July 2001	2,521,861	3,676,144	343,613	72,455	938,112	7,552,185
Additions	36,482	200,767	13,066	3,207	67,240	320,762
Disposals	(5,681)	(16,158)	(789)	(3,120)	(9,140)	(34,888)
Revaluation deficit	(137,744)	–	–	–	–	(137,744)
Acquisitions less divestments of subsidiaries	(64,836)	(251,844)	(20,345)	(3,159)	(2,063)	(342,247)
Exchange difference	3,926	5	342	593	–	4,866
Transfers	(2,279)	55,798	9,376	784	(63,679)	–
Allowance for diminution in value	(17,000)	–	–	–	(77,194)	(94,194)
Written off	(4,661)	(14,909)	(7,127)	(2,562)	(3,663)	(32,922)
At 30 June 2002	2,330,068	3,649,803	338,136	68,198	849,613	7,235,818

GROUP	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
Representing items at:						
Cost	1,909,466	3,649,803	338,136	68,198	849,613	6,815,216
Valuation	420,602	–	–	–	–	420,602
	2,330,068	3,649,803	338,136	68,198	849,613	7,235,818
ACCUMULATED DEPRECIATION						
At 1 July 2001	286,397	1,294,296	222,761	46,908	–	1,850,362
Charge for the financial year	62,111	199,098	32,751	8,112	–	302,072
Disposals	(797)	(5,993)	(693)	(2,393)	–	(9,876)
Acquisitions less divestments of subsidiaries	(10,378)	(78,647)	(13,022)	(2,729)	–	(104,776)
Exchange difference	6	57	13	293	–	369
Transfers	(586)	586	(755)	755	–	–
Written off	(902)	(3,929)	(5,062)	(1,690)	–	(11,583)
At 30 June 2002	335,851	1,405,468	235,993	49,256	–	2,026,568
Representing items at:						
Cost	302,176	1,405,468	235,993	49,256	–	1,992,893
Valuation	33,675	–	–	–	–	33,675
	335,851	1,405,468	235,993	49,256	–	2,026,568
NET BOOK VALUE						
At 30 June 2002						
At cost	1,607,290	2,244,335	102,143	18,942	849,613	4,822,323
At valuation	386,927	–	–	–	–	386,927
	1,994,217	2,244,335	102,143	18,942	849,613	5,209,250
At 30 June 2001						
At cost	1,709,109	2,381,848	120,852	25,547	938,112	5,175,468
At valuation	526,355	–	–	–	–	526,355
	2,235,464	2,381,848	120,852	25,547	938,112	5,701,823
Depreciation charge for the financial year ended 30 June 2001	66,879	180,079	36,746	7,676	–	291,380

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2002	–	2,276	2,880	2,176	–	7,332
At 30 June 2001	–	13,178	5,786	2,066	–	21,030

COMPANY	Office equipment RM'000	Motor vehicle RM'000	Total RM'000
COST			
At 1 July 2001/30 June 2002	1	273	274
ACCUMULATED DEPRECIATION			
At 1 July 2001	–	18	18
Charge for the financial year	1	55	56
At 30 June 2002	1	73	74
NET BOOK VALUE			
At 30 June 2002	–	200	200
At 30 June 2001	1	255	256
Depreciation charge for the financial year ended 30 June 2001	–	18	18

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2002	–	200	200
At 30 June 2001	–	255	255

(a) Analysis of land, plantations and buildings are as follows:

GROUP	Freehold land and buildings RM'000	Long term leasehold land, plantations and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
COST OR VALUATION				
At 1 July 2001	1,020,276	1,131,555	370,030	2,521,861
Additions	289	33,956	2,237	36,482
Disposals	(272)	(468)	(4,941)	(5,681)
Revaluation deficit	(137,744)	–	–	(137,744)
Acquisitions less divestments of subsidiaries	(1,001)	(62,615)	(1,220)	(64,836)
Exchange difference	3,926	–	–	3,926
Transfers	(10,837)	321	8,237	(2,279)
Allowance for diminution in value	(2,000)	(15,000)	–	(17,000)
Written off	(14)	(2,731)	(1,916)	(4,661)
At 30 June 2002	872,623	1,085,018	372,427	2,330,068
Representing items at:				
Cost	509,021	1,028,018	372,427	1,909,466
Valuation	363,602	57,000	–	420,602
	872,623	1,085,018	372,427	2,330,068

GROUP	Freehold land and buildings RM'000	Long term leasehold land, plantations and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
ACCUMULATED DEPRECIATION				
At 1 July 2001	46,216	181,637	58,544	286,397
Charge for the financial year	9,780	41,036	11,295	62,111
Disposals	(20)	(26)	(751)	(797)
Acquisition less divestments of subsidiaries	(5,724)	(4,323)	(331)	(10,378)
Exchange difference	6	–	–	6
Transfers	–	(627)	41	(586)
Written off	(3)	(105)	(794)	(902)
At 30 June 2002	50,255	217,592	68,004	335,851
Representing items at:				
Cost	50,255	183,917	68,004	302,176
Valuation	–	33,675	–	33,675
	50,255	217,592	68,004	335,851
NET BOOK VALUE				
At 30 June 2002				
At cost	458,766	844,101	304,423	1,607,290
At valuation	363,602	23,325	–	386,927
	822,368	867,426	304,423	1,994,217
At 30 June 2001				
At cost	472,714	924,909	311,486	1,709,109
At valuation	501,346	25,009	–	526,355
	974,060	949,918	311,486	2,235,464
Depreciation charge for the financial year ended 30 June 2001	12,230	42,787	11,862	66,879

(b) Certain land and buildings stated at valuation are as follows:

GROUP	Long term leasehold land and buildings RM'000	Total RM'000
At 1982 valuation	57,000	–
At 2002 valuation	–	363,602

The valuations were made by the Directors based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

The Directors have applied the transitional provisions of International Accounting Standards 16 (Revised) Property, Plant and Equipment as adopted by Malaysian Accounting Standards Board which allow the long term leasehold land and buildings to be stated at their 1982 valuations less depreciation. Accordingly, these valuations have not been updated.

The long term leasehold land and buildings if stated at cost less depreciation would amount to RM5.7 million (2001: RM6.9 million).

(c) The land titles of certain pieces of the freehold and leasehold land of the subsidiary companies have yet to be registered in the name of the subsidiary companies.

(d) The additions to long term leasehold land, plantations and buildings and capital work-in-progress of the Group for the financial year include loan interest of RM16.4 million (2001: RM30.9 million) and depreciation of RM0.5 million (2001: RM0.4 million).

(e) Property, plant and equipment with carrying value totalling RM0.5 billion (2001: RM0.7 billion) have been pledged as securities for term loans of certain subsidiary companies.

(f) The depreciation charge of the Group is allocated as follows:

	GROUP	
	2002	**2001**
	RM'000	**RM'000**
Income statement	**294,141**	283,195
Contract costs	**–**	63
Inventories	**2,473**	7,717
Capitalised in property, plant and equipment	**466**	405
Capitalised in deferred expenditure	**4,992**	–
	302,072	291,380

11. FOREST CONCESSIONS

	GROUP	
	2002	**2001**
	RM'000	**RM'000**
Forest concessions - at valuation	**388,200**	388,200
Cumulative amortisation	**(54,880)**	(44,084)
Net	**333,320**	344,116

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The Group's forest concessions were revalued by the Directors based on independent valuation reports by a firm of professional valuers and surveyors on an open market value basis. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concessions are amortised over 16 and 99 years respectively.

12. ASSOCIATED COMPANIES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Quoted shares - at cost (less accumulated amortisation of premium on acquisition of RM0.5 million (2001: RM11.1 million) for the Group)	106,639	157,015	997	997
Quoted warrants - at cost	31,252	31,239	–	–
Unquoted shares - at cost	867,024	881,051	38,020	38,020
Share in post acquisition reserves	(45,848)	94,672	–	–
	959,067	1,163,977	39,017	39,017
Allowance for diminution in value	(54,475)	–	–	–
	904,592	1,163,977	39,017	39,017
Market value				
- quoted shares	37,658	153,366	466	476
- quoted warrants	5,947	5,947	–	–

The Group's interest in the associated companies is analysed as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Share of net assets	957,783	1,128,760
Premium on acquisition less accumulated amortisation of RM0.5 million (2001: RM11.1 million)	1,284	35,217
	959,067	1,163,977
Allowance for diminution in value	(54,475)	–
	904,592	1,163,977

The Group's unrecognised share of (losses)/profits of associated companies for the financial year are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
At beginning of the financial year	(1,853)	(2,144)
Share of (losses)/profits not recognised during the financial year	(90)	291
At the end of the financial year	(1,943)	(1,853)

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Accounting Year End	Principal Activities
Amalgamated Containers Berhad	Malaysia	1.33 #27.61	1.33 #27.61	30 June	Investment holding
Asia Chase Limited	Hong Kong	50	50	30 June	# Investment holding
Bonuskad Loyalty Sdn Bhd	Malaysia	25	25	31 December	# Providing marketing services by means of "Bonuslink Loyalty Programme"
Changchun Changlin Engine Co Ltd	China	49	49	31 December	# Manufacture of engines
Changchun Changlin Motorcycle Co Ltd	China	49	49	31 December	# Manufacture of motorcycles
CMS Steel Berhad	Malaysia	20	20	31 December	Manufacture and sale of steel bars and wire rods
Davids Distribution Sdn Bhd (under court liquidation)	Malaysia	49.16	49.16	30 June	# Ceased operation
Inner Mongolia Leadar Parkson Plaza Co Ltd	China	25	25	31 December	# Retailing
Inverfin Sdn Bhd	Malaysia	20	20	31 December	Property management
Lion Corporation Berhad*	Malaysia	20.20	20.20	30 June	# Investment holding
Malaysia British Assurance Berhad	Malaysia	–	30.98	30 June	# Underwriting general insurance
Megasteel Sdn Bhd	Malaysia	39.99	39.99	30 June	# Manufacture of hot rolled coils, bands, plates and sheets
Moorfield Investment Pte Ltd	Singapore	30	30	30 April	# Investment holding
Qingdao No 1 Parkson Co Ltd	China	50	50	31 December	# Property development and retailing
Rosemount Investment Pte Ltd	Singapore	30	30	30 April	# Investment holding
Steel Industries (Sabah) Sdn Bhd	Malaysia	20	20	31 December	Manufacture of steel bars
Shanghai Nine Sea Lion Properties Management Co Ltd	China	35	35	31 December	# Property management

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Accounting Year End	Principal Activities
Associated companies of Angkasa Marketing Berhad					
Anhui Jianghuai Automotive Chassis Co Ltd	China	15.98	24.5	31 December	Manufacture and sale of automotive chassis and gearbox components
Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	Malaysia	–	24	31 March	Manufacture and assembly of "Suzuki" motorcycle engines
Nanjing Jincheng Machinery Co Ltd	China	47.7	47.7	31 December	Manufacture of motorcycles
Jiangxi Fuqi Motor Co Ltd	China	50	50	31 December	Assembly and sale of 4-wheel drive vehicles and related components
Hefei Jianghuai Automotive Co Ltd	China	25	25	31 December	Manufacture and sale of commercial trucks, agriculture vehicles and car components
Hunan Changfa Automobile Engine Co Ltd	China	50	50	31 December	Manufacture of automotive engine
Lion Suzuki Marketing Sdn Bhd	Malaysia	49	100	31 December	Sale and distribution of "Suzuki" motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	49	100	31 December	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	China	40	40	31 December	Research and development
Associated company of Chocolate Products (Malaysia) Berhad					
Ningbo Lion Brewery Co Ltd	China	44.71	44.71	31 December	Beer Brewing
Associated companies of Lion Land Berhad					
Angkasa Welded Mesh Pte Ltd	Singapore	49	49	30 June	Dormant
Changchun Sanjia Carburettor Co Ltd	China	50	50	31 December	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	Malaysia	20	20	31 December	Cutting and bending steel bars for sale

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Accounting Year End	Principal Activities
Associated companies of Lion Land Berhad					
Hubei Zenith Heilen Pharmaceutical Co Ltd**	China	25	25	31 December	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	Malaysia	27.50	27.50	30 June	Dormant
LLB Courts Sdn Bhd	Malaysia	48.46	100	30 June	Investment holding and property holding
Sereka Jaya Sdn Bhd	Malaysia	50	50	31 December	Dormant
Teck Chiang Investment Pte Ltd	Singapore	50	50	30 June	Dormant
Tianjin Huali Motor Co Ltd**	China	25	25	31 December	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	China	50	50	31 December	Mixed commercial property development cum cash and carry retail business
Associated company of Posim Berhad					
Kinabalu Motor Assembly Sendirian Berhad	Malaysia	20	20	30 June	Assembly of Isuzu range of motor vehicles

* *Lion Corporation Berhad holds 29.4% (2001: 29.4%) equity interest in Amsteel Corporation Berhad as at the end of the financial year.*

** *The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is not in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under the other investments (Note 17).*

\# *Holding in equity by subsidiary companies.*

13. SUBSIDIARY COMPANIES

	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Quoted shares in Malaysia at cost	3,244	3,244
Allowance for diminution in value	(1,900)	(1,900)
	1,344	1,344
Unquoted shares in Malaysia at cost	588,300	567,930
Allowance for diminution in value	(487,812)	(70,017)
	100,488	497,913
Unquoted shares outside Malaysia at cost	2,236	2,236
Allowance for diminution in value	(2,236)	–
	–	2,236
Total	101,832	501,493
Market value of shares quoted in Malaysia	503	401

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Akurjaya Sdn Bhd	Malaysia	70	70	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	Malaysia	100	100	Trading of steel related products
Ambang Jaya Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Harta (L) Limited*	Malaysia	100	–	Treasury business
Amsteel Harta (M) Sdn Bhd (formerly known as Arau Pinang Sdn Bhd)	Malaysia	100	–	Treasury business
Angkasa Marketing (Singapore) Pte Ltd*	Singapore	100	100	Investment holding
Avenel Sdn Bhd	Malaysia	55 #45	55 #45	Investment holding
Ayer Keroh Resort Sdn Bhd	Malaysia	70	70	Investment holding and property development
Bungawang Sdn Berhad	Malaysia	70	70	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %		Principal Activities
Crystavel Sdn Bhd	Malaysia	99.8	99.8		Investment holding
Exuniq Sdn Bhd	Malaysia	100	100		Investment holding
Harbour Home Sdn Bhd	Malaysia	100	100		Investment holding
Lion Gateway Parade Sdn Bhd	Malaysia	100	51		Property management
Lion Metal Industries Sdn Bhd	Malaysia	100	100		Provision of storage facilities
Lion Plantations Sdn Bhd	Malaysia	70	70		Investment holding
Lion Seatings Sdn Bhd	Malaysia	100	100		Ceased operation
Lion Tooling Sdn Bhd	Malaysia	100	100		Manufacture and sale of tools and dies
Mastrama Sdn Bhd	Malaysia	100	100		Investment holding
Megasteel HBI Sdn Bhd	Malaysia	100	100		Dormant
Optima Jaya Sdn Bhd	Malaysia	100	100		Hotel business
Singa Logistics Sdn Bhd	Malaysia	100	100		Provision of transportation services
Timuriang Sdn Bhd	Malaysia	100	100		Investment holding and operation of departmental stores
Visionwell Sdn Bhd	Malaysia	80	80		Investment holding and property development
Ambang Maju Sdn Bhd	Malaysia	70	70	#	Investment holding
AMS Securities (S) Pte Ltd*	Singapore	100	100	#	Ceased operation
Amcap Consultants Ltd* (formerly known as Intel Consultants Ltd)*	Hong Kong	100	100	#	Treasury investment
Amsteel Asset Management (M) Sdn Bhd*	Malaysia	100	100	#	Dormant
Amsteel Equity Nominees (Asing) Sdn Bhd*	Malaysia	100	100	#	Provision of nominee services
Amsteel Equity Nominees (Tempatan) Sdn Bhd*	Malaysia	100	100	#	Provision of nominee services
Amsteel Equity Realty (M) Sdn Bhd*	Malaysia	100	100	#	Property investment and management
Amsteel Finance (HK) Ltd*	Hong Kong	100	100	#	Provision of administrative services and money lender

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Amsteel Finance International BV*	The Netherlands	100	100	# Fund raising
Amsteel Holdings (HK) Limited*	Hong Kong	100	100	# Investment holding
Amsteel Holdings Philippines, Inc.*	Philippines	100	100	# Investment holding
Amsteel Research (HK) Ltd*	Hong Kong	100	100	# Economic research
Amsteel Research (M) Sdn Bhd*	Malaysia	100	100	# Dormant
Amsteel Securities (Far East) Limited*	United Kingdom	100	100	# Ceased operation
Amsteel Securities (M) Sdn Bhd*	Malaysia	83.78	83.78	# Stockbroking
Amsteel Securities Philippines, Inc.*	Philippines	100	100	# Ceased operation
Amsteel Strategic Investors Alliance, Inc*	Philippines	100	100	# Provision of financial management and investment advisory services
Amsteel Venture Sdn Bhd	Malaysia	100	100	# Dormant
Andalas Development Sdn Bhd	Malaysia	100	100	# Property development
Angkasa Logistic Pte Ltd*	Singapore	100	100	# Transportation and logistic services
Angkasa Marketing Berhad	Malaysia	58	58	# Investment holding
Angkasa Strategic Limited*	Hong Kong	100	100	# Dormant
Anika Developments Sdn Bhd	Malaysia	100	100	# Contract management
Aquabio Holdings Sdn Bhd	Malaysia	100	100	# Investment holding
Araprop Development Sdn Bhd	Malaysia	100	100	# Property development
Arus Setia Sdn Bhd	Malaysia	100	100	# Rental of property, plant and machinery
Bandar Akademia Sdn Bhd	Malaysia	100	100	# Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	Malaysia	100	100	# Real estate development
Beijing Future Century E-business Co Ltd*	China	51	51	# Research and development of computer software

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
Beijing Parkson Light Industry Development Co Ltd*	China	65	65	# Property development and retailing
Benecorp Sdn Bhd	Malaysia	100	100	# Operations of retail outlets selling clothes, apparels and related accessories
Brewood Investment Pte Ltd*	Singapore	70	70	# Investment holding
Budmouth Limited*	Hong Kong	100	100	# Investment holding
Chembong Malay Rubber Company (1920) Limited*	United Kingdom	100	100	# Property development and cultivation of rubber and oil palm
Chocolate Products (Malaysia) Berhad*	Malaysia	0.15 #59.34	0.15 #59.34	Investment holding
Chongqing Wang Yu Parkson Plaza Co Ltd*	China	70	70	# Retailing
Cibber Limited*	Hong Kong	100	100	# Investment holding
Cockington Limited*	Hong Kong	100	100	# Dormant
Cornelian Star (S) Pte Ltd*	Singapore	70	70	# Investment holding
Croydon Investment Pte Ltd*	Singapore	70	70	# Investment holding
Dalian Tianhe Parkson Shopping Center Co Ltd*	China	60	60	# Retailing
Datavest Sdn Bhd	Malaysia	100	100	# Investment holding
Davids Warehousing Sdn Bhd* (under voluntary liquidation)	Malaysia	51	51	# Ceased operation
Dawson Investment Pte Ltd*	Singapore	70	70	# Investment holding
Eusden Limited*	Hong Kong	100	100	# Dormant
Excellent Strategy Sdn Bhd*	Malaysia	–	60	# Hospital and healthcare services and provision of higher education and training courses for nurses, paramedical personnels and other healthcare professionals
Exonbury Limited*	Hong Kong	100	100	# Investment holding
Farringdon Investment Pte Ltd*	Singapore	70	70	# Investment holding
Gateway Management Sdn Bhd	Malaysia	100	100	# Property management

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Geldart Investment Pte Ltd*	Singapore	100	100	# Investment holding
Henrietta Rubber Estate Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm
Hiap Joo Chong Realty Sdn Bhd	Malaysia	73	73	# Property investment
Hy-Line Berhad	Malaysia	100	100	# Operation and management of golf and country club
Infojati Trading Sdn Bhd	Malaysia	100	100	# Dormant
Jilin Motor City Park Hotel Co Ltd*	China	60	60	# Ownership and operation of a hotel
Khidmat Kelana (M) Sdn Bhd	Malaysia	100	100	# Investment holding
KL Home, Garden and Leisure Centre Sdn Bhd	Malaysia	100	100	# Investment holding
Kobayashi Optical Sdn Bhd	Malaysia	70	70	# Ceased operation
Kobayashi Optical (S) Pte Ltd*	Singapore	100	100	# Dormant
Konming Investments Limited*	Hong Kong	100	100	# Investment holding
Kuala Pahi Development Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm in Malaysia
Limerick Investment Pte Ltd*	Singapore	70	70	# Investment holding
Lion Asia Investment Pte Ltd*	Singapore	82.50	82.50	# Investment holding
Lion Commodities And Futures Trading Sdn Bhd	Malaysia	100	100	# Dormant
Lion Ipoh Parade Sdn Bhd	Malaysia	100	100	# Property development and investment holding
Lion Jianmin Pte Ltd*	Singapore	60	60	# Investment holding
Lion Land Berhad*	Malaysia	0.17 #50.31	0.17 #50.31	Investment holding and property development
Lion Mutiara Parade Sdn Bhd	Malaysia	60	60	# Property development
Lion Seremban Parade Sdn Bhd	Malaysia	70	70	# Property development and property investment holding
Masbeef Sdn Bhd	Malaysia	100	100	# Investment holding
Masoni Investment Pte Ltd*	Singapore	100	100	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
MBLI Bulking and Trading Pte Ltd*	Singapore	100	100	# Dormant
Mianyang Fulin Parkson Plaza Co Ltd*	China	70	70	# Retailing
Natvest Parkson Sdn Bhd	Malaysia	100	100	# Investment holding
P T Amsteel Securities Indonesia*	Indonesia	85	85	# Ceased operation
P T Kebunaria*	Indonesia	70	70	# Cultivation of oil palm and processing of palm oil
Pacific Credit Leasing Sdn Bhd	Malaysia	100	100	# Money lending
Parkson Corporation Sdn Bhd	Malaysia	100	100	# Operation of departmental stores
Parkson's Holdings (S) Pte Ltd*	Singapore	100	100	# Investment holding
Parkson's Investments Limited*	United Kingdom	100	100	# Dormant
Parkson Glomart Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Investment Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Management Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Pacific Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Retail Consulting and Management Sdn Bhd	Malaysia	100	100	# Investment holding, consultancy and management
Parkson Superstore (HK) Limited*	Hong Kong	100	100	# Dormant
Parkson Supplies Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Venture Pte Ltd*	Singapore	100	100	# Investment holding
Peridang (M) Sdn Bhd	Malaysia	100	100	# Rental of property plant and machinery
Pine Castle Sdn Bhd*	Malaysia	100	100	# Retreading tyres
Plantations Management Services (Sabah) Sdn Bhd	Malaysia	100	100	# Investment holding
Posim Berhad*	Malaysia	83.70	83.70	# Investment holding, trading and distribution of building materials
Qingdao Croydon Investment Co Ltd*	China	100	100	# Dormant

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
Qingdao Dawson Investment Co Ltd*	China	100	100	# Dormant
Romiti Limited*	Hong Kong	100	100	# Investment holding
Rosenblum Investments Pte Ltd*	Singapore	100	100	# Investment holding
Salient Care Sdn Bhd	Malaysia	70	70	# Dormant
Sea World Attraction Sdn Bhd	Malaysia	100	100	# Dormant
Secom (Malaysia) Sdn Bhd*	Malaysia	51	51	# Provision of security services and sale of security related equipment
Segamat Land Berhad	Malaysia	100	100	# Ceased operation
Serbadagang Holdings Sdn Bhd	Malaysia	100	100	# Investment holding
Shanghai Lion Asia Investment Consulting Co Ltd*	China	100	100	# Consultancy and advisory services
Shanghai Lion Food Industry Co Ltd*	China	93.79	93.79	# Ceased operation
Shanghai Lion Garment Industry Co Ltd*	China	100	100	# Dormant
Shanghai Lion Parkson Investment Consultant Co Ltd*	China	100	100	# Provision of investment and consultancy services
Shanghai Ninesea Parkson Plaza Co Ltd*	China	100	100	# Retailing, food and beverage and entertainment business
Shanghai Parkson Decorations Industry Co Ltd*	China	100	100	# Retailing of fashion products
Sichuan Hezheng Parkson Plaza Co Ltd*	China	90	90	# Retailing
Silverstone Berhad*	Malaysia	0.23 #52.11	0.23 #52.11	Manufacture and sale of tyres, rubber compound and other related rubber products
Silverstone Marketing Sdn Bhd*	Malaysia	100	100	# Distribution of tyres, rubber compound and other related products
Silverstone Tire & Rubber (UK) Company Limited*	United Kingdom	100	100	# Ceased business in sale and distribution of tyres
Silverstone Tyreplus Pty Ltd*	Australia	100	100	# Dormant

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
Stowinco Sdn Bhd	Malaysia	100	100	# Investment holding
Subang Parade Management Sdn Bhd	Malaysia	100	100	# Dormant
Sukhothai Food Sdn Bhd	Malaysia	100	100	# Investment holding
Superior Achievement Sdn Bhd	Malaysia	100	100	# Investment holding
Terunaraya Sdn Bhd	Malaysia	100	100	# Ceased operation
Tetap Bebas Sdn Bhd	Malaysia	100	100	# Ceased operation
The Brooklands Selangor Rubber Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm
Umatrac Enterprises Sdn Bhd	Malaysia	100	100	# Investment holding
WGD Retail Consultancy Sdn Bhd	Malaysia	100	100	# Provision of retail design consultancy services and sale of shoes
Wuxi Sanyang Parkson Co Ltd*	China	60	60	# Retailing
Xian Lucky King Parkson Plaza Co Ltd*	China	51	51	# Retailing
Xtra Supercenter Sdn Bhd	Malaysia	100	100	# Operation of hypermarkets
Yangzhou Parkson Plaza Co Ltd*	China	55	55	# Retailing
Subsidiaries of Angkasa Marketing Berhad				
AMB Aerovest Limited*	British Virgin Islands	100	100	Investment holding
AMB Automobile Pte Ltd*	Singapore	100	100	Dormant
AMB Engineering Pte Ltd*	Singapore	100	100	Dormant
AMB Fortune Holdings Pte Ltd*	Singapore	100	100	Dormant
AMB Harta (L) Limited*	Malaysia	100	–	Treasury business
AMB Harta (M) Sdn Bhd (formerly known as Jaring Gemilang Sdn Bhd)	Malaysia	100	–	Treasury business

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
AMB Venture Sdn Bhd	Malaysia	100	100	Investment holding
Angkasa Transport Equipment Sdn Bhd	Malaysia	100	100	Investment holding
Chrome Marketing Sdn Bhd	Malaysia	100	100	Investment holding
Dong Feng Lion Tyre Co Ltd*	China	55	55	Manufacture and sale of tyres
Hamba Research & Development Co Ltd*	Taiwan	98	98	Research and development
Innovasi Istimewa Sdn Bhd	Malaysia	100	100	Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	100	100	Investment holding
Lion Rubber Industries Pte Ltd*	Singapore	100	100	Investment holding
Lion Suzuki Motor Sdn Bhd	Malaysia	100	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	100	100	Investment holding
Nanjing Jingyi Casting Co Ltd*	China	60	60	Manufacture of motorcycle cast iron parts
Otomotif Malaysia Sendirian Berhad	Malaysia	–	100	Manufacture of motorcycle parts and accessories
Range Grove Sdn Bhd	Malaysia	100	100	Investment holding
Seintasi Sdn Bhd	Malaysia	100	100	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	100	100	Provision of training services
Silverstone Tyre (S) Pte Ltd*	Singapore	80	80	Investment holding
Willet Investment Pte Ltd*	Singapore	100	100	Investment holding
Wuhan Fortune Motor Co Ltd*	China	50	50	Manufacture of light trucks and buses
Wuxi Puhua Electroplating Co Ltd*	China	70	70	Electroplating of motorcycle absorbers
Wuxi Top Absorber Co Ltd*	China	55	55	Manufacture of motorcycle absorbers

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
Subsidiaries of Chocolate Products (Malaysia) Berhad				
Beijing Vochelle Foodstuff Co Ltd*	China	70	70	Ceased operation
Bingkisan Jaya Sdn Bhd	Malaysia	100	100	Dormant
Chocolate Investment Pte Ltd*	Singapore	100	100	Investment holding
Chocolate Products (S) Pte Ltd*	Singapore	100	100	Investment holding
Chocolate Products Management Sdn Bhd*	Malaysia	100	100	Investment holding and operation of food court
Chocolate Products Manufacturing Sdn Bhd*	Malaysia	100	100	Ceased operation
Chocolate Products Trading Sdn Bhd*	Malaysia	100	100	Ceased operation
CPB Far East Limited*	Hong Kong	100	100	Dormant
CPB Investment AG*	Switzerland	100	100	Investment holding
Consitrade (M) Sdn Bhd*	Malaysia	100	100	Investment holding
CP Properties Sdn Bhd*	Malaysia	100	100	Dormant
CPB Enterprise Sdn Bhd*	Malaysia	100	100	Ceased operation
DEbier Sdn Bhd*	Malaysia	100	100	Investment holding
Force Ten Sdn Bhd*	Malaysia	100	100	Dormant
Gemmo Pte Ltd*	Singapore	100	100	Investment holding
Gesto Pte Ltd*	Singapore	100	100	Dormant
Graimpi Sdn Bhd*	Malaysia	100	100	Investment holding
Grand Tours & Travel Service Sdn Bhd*	Malaysia	100	100	Dormant
Hubei Jinlongquan Brewery Co Ltd*	China	60	60	Beer brewing
Hubei Lion Brewery Co Ltd*	China	60	60	Beer brewing
Hunan DEbier Brewery Co Ltd*	China	55	55	Beer brewing
Hypervest Sdn Bhd	Malaysia	100	100	Dormant
Indobaru Sdn Bhd	Malaysia	100	100	Dormant

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Jatitrade Sdn Bhd	Malaysia	100	100	Dormant
Jinglongquan Brewery (Xiaogan) Co Ltd* (formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	China	55.56	55.56	Manufacturing and sales of beer and non-alcoholic drinks
Jiangsu DEbier Brewery Co Ltd*	China	55	55	Beer brewing
Le Chocolatier Boutique (M) Sdn Bhd*	Malaysia	100	100	Dormant
Lion Brewing Group Co Ltd*	China	55	55	Beer brewing
Lion Mahkota Parade Sdn Bhd*	Malaysia	100	100	Property management and operation of food court
Lion Subang Parade Sdn Bhd*	Malaysia	100	100	Property management
Megavest Sdn Bhd*	Malaysia	100	100	Property and housing development
Pattervest Sdn Bhd	Malaysia	100	100	Dormant
Pavlova Investment Pte Ltd*	Singapore	100	100	Investment holding
Pingyang Lion Beer Co Ltd*	China	55	55	Beer brewing
Shandong DEbier Brewery Co Ltd*	China	60	60	Beer brewing
Shanghai DEbier Management Consulting Co Ltd*	China	100	100	Management consulting services
United Brands Trading Sdn Bhd*	Malaysia	100	100	Dormant
Urban Resources Sdn Bhd*	Malaysia	100	100	Property development
Wenzhou Double Deer Beer Marketing Co Ltd*	China	100	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Brewery Research Institute Co Ltd*	China	100	100	Provision of technical assistance and undertaking research and development work
Wenzhou Double Deer Corporate Management and Consulting Co Ltd*	China	100	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd*	China	100	100	Sourcing of raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd*	China	100	100	Beer brewing
Zhu Zhou DEbier Brewery Co Ltd*	China	68.51	68.51	Beer brewing and mineral water bottling

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Subsidiaries of Lion Land Berhad				
Amarod Corporation Sdn Bhd	Malaysia	100	100	Dormant
Amble Legacy Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Mills Sdn Bhd	Malaysia	100	100	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
Amsteel Mills Realty Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Mills Marketing Sdn Bhd	Malaysia	100	100	Marketing and sales of steel related products
Batu Pahat Enterprise Sdn Berhad*	Malaysia	100	100	Property holding
Beijing Trostel Property Development Co Ltd*	China	95	95	Property development
Berkat Timor Sdn Bhd*	Malaysia	100	100	Property development
Citibaru Sendirian Berhad*	Malaysia	100	100	Property development
Crest Wonder Sdn Bhd	Malaysia	100	100	Investment holding
Hebei Weiyuan Heilen Bio-Chemical Co Ltd*	China	55	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd*	Singapore	100	100	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd* (under liquidation)	China	60	60	Ceased operation
JOPP Builders Sdn Bhd*	Malaysia	100	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd*	Malaysia	100	100	Dormant
Lion Biotech Pte Ltd*	Singapore	100	100	Investment holding
Lion Courts Sdn Bhd*	Malaysia	100	100	Property development
Lion Klang Parade Bhd*	Malaysia	100	100	Property holding and development
Lion Motor Venture Sdn Bhd	Malaysia	100	100	Investment holding
Lion Plaza Sdn Bhd*	Malaysia	100	100	Property development
LLB Bina Sdn Bhd*	Malaysia	100	100	Property development
LLB Damai Sdn Bhd*	Malaysia	100	100	Property development
LLB Damai Holdings Sdn Bhd*	Malaysia	87.69	78.46	Investment holding and management

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
LLB Enterprise Sdn Bhd*	Malaysia	69	69	Dormant
LLB Harta (L) Limited*	Malaysia	100	–	Treasury business
LLB Harta (M) Sdn Bhd* (formerly known as Rhu Pinang Sdn Bhd)*	Malaysia	100	–	Treasury business
LLB Indah Permai Sdn Bhd*	Malaysia	100	100	Property development
LLB Nominees Sdn Bhd*	Malaysia	100	100	Investment holding
LLB Suria Sdn Bhd*	Malaysia	100	100	Investment holding
LLB Strategic Holdings Berhad*	Malaysia	90	90	Investment holding
LLB Steel Industries Sdn Bhd	Malaysia	100	100	Investment holding
LLB Venture Sdn Bhd	Malaysia	100	100	Dormant
Malim Courts Property Development Sdn Bhd*	Malaysia	100	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd*	Malaysia	100	100	Property development
Marvenel Sdn Bhd*	Malaysia	70	70	Investment holding
Matrix Control Sdn Bhd	Malaysia	100	100	Investment holding
Mcken Sdn Bhd*	Malaysia	100	100	Property development
PM Holdings Sdn Bhd*	Malaysia	100	100	Investment holding and property development
Projek Jaya Sdn Bhd*	Malaysia	100	100	Investment holding
Secomex Manufacturing (M) Sdn Bhd	Malaysia	–	51	Manufacturing and marketing of industrial gases
Sepang Education Centre Sdn Bhd*	Malaysia	100	100	Commercial college for higher education
Seri Lalang Development Sdn Bhd*	Malaysia	100	100	Provision of management consultancy services
Shanghai Lion Plastic Industrial Co Ltd*	China	90	90	Manufacture and marketing of plastic components and related products
Sharikat Pengangkutan East West Sdn Bhd*	Malaysia	100	100	Ceased operation
Slag Aggregate Sdn Bhd	Malaysia	100	100	Dormant
Soga Sdn Bhd*	Malaysia	94	94	Property development
Steelcorp Sdn Bhd	Malaysia	99 @0.75	99 @0.75	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2002 %	Holding in Equity 2001 %	Principal Activities
Sucorp Enterprise Sdn Bhd*	Malaysia	100	100	Investment holding
Sumber Realty Sdn Bhd*	Malaysia	100	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad*	Malaysia	100	100	Property development
Tianjin Baden Real Estate Development Co Ltd*	China	95	95	Dormant
Tianjin Hua Shi Auto Meter Co Ltd*	China	56.40	56.40	Manufacture of meter for motor vehicles and after sale services
Trial Jubilant Sdn Bhd	Malaysia	100	100	Investment holding
Subsidiaries of Posim Berhad				
Fabulous Contour Sdn Bhd*	Malaysia	100	100	Dormant
Ototek Sdn Bhd*	Malaysia	70	70	Trading and distribution of lubricants, spark plugs and automotive components
Posim Agricultural Products Sdn Bhd*	Malaysia	100	100	Dormant
Posim Industrial Equipment Sdn Bhd*	Malaysia	100	100	Trading, servicing, hiring and distribution of industrial machine and equipment
Posim Petroleum Marketing Sdn Bhd*	Malaysia	100	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd*	Malaysia	100	100	Manufacturing of petroleum products
Sabah Forest Industries Sdn Bhd*	Malaysia	97.78	97.78	Integrated wood-based activities and pulp & paper mill operations
Sabah Pulp and Paper Mill Sdn Bhd*	Malaysia	100	100	Dormant
SC Nominees Sdn Bhd*	Malaysia	100	100	Investment holding
SFI Paper Pte Ltd*	Singapore	100	100	Dormant
Stoller Chemical Company (M) Sdn Bhd*	Malaysia	100	100	Dormant

* *Financial statements of subsidiary companies as at 30 June 2002 not audited by Ong Boon Bah & Co*

\# *Holding in equity by subsidiary companies*

@ *Holding in equity by the Company*

Certain subsidiary companies' financial statements for the financial year ended 30 June 2002 were commented on by their respective auditors as follows:

a) AMS Securities (S) Pte Ltd - an "unable to and do not express an opinion" qualification due to the following:

   An amount due from the holding company of S$9,464,769 as at 30 June 2002 which might not be recoverable in view of the net liability position of the holding company as at 30 June 2002.

b) P T Amsteel Securities Indonesia - an "unable to express and do not express an opinion" qualification due to the following:

   i) On 1 December 1997, the company was suspended from capital market activities by the relevant authorities. For commercial reasons, the company had on 1 July 1998 downsized its entire operations and maintain its presence until subsequent economic recovery would enable the company to revive its activities; and

   ii) The company's accumulative deficit due to recurring operating losses up to 30 June 2002 and 2001 amounted to Rp160,511,727,761 and Rp205,220,845,121 respectively. The company has a capital deficiency for the years ended 30 June 2002 and 2001 amounted to Rp149,511,727,761 and Rp194,220,845,121 respectively. As a result, there is significant uncertainty whether the company will be able to continue as a going concern. (Exchange rate as at 30 June 2002 was RM1 to Rp2,500).

c) Amsteel Holdings Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to net income of 83 million peso and losses from operations of 353 million peso and net capital deficiency of 1.7 billion peso and 1.8 billion peso for the financial years ended 30 June 2002 and 2001 respectively. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

d) Amsteel Securities Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to recurring losses from operations and a net capital deficiency. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The company has ceased to carry on the business of stockbroker and dealer upon the sale of its exchange seat in the Philippine Stock Exchange. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

e) Amsteel Strategic Investors Alliance, Inc - raised doubt about the company's ability to continue as a going concern due to the recurring losses suffered from operations of 5,000 peso and 15,000 peso for the financial years ended 30 June 2002 and 2001 respectively and has a net capital deficiency as at 30 June 2002. (Exchange rate as at 30 June 2002 was RM1 to Peso 13.56).

14. INTEREST IN JOINT-VENTURES

	GROUP	
	2002 RM'000	2001 RM'000
Capital contribution	210	210
Share of profit from joint-ventures	182	166
	392	376
Less: Cash received	(316)	(316)
	76	60
Less: Written off	(50)	–
	26	60
Add: Amount due from joint-ventures	9,349	9,349
	9,375	9,409

The Group's proportionate share of the assets and liabilities of the joint-ventures is as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Current Assets		
Construction work-in-progress	–	508
Receivables	–	777
Deposits, cash and bank balances	486	601
	486	1,886
Current Liabilities		
Payables	(460)	(1,826)
Net Assets Employed	26	60

The Group's share of revenue and expenses of the joint-ventures is as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Revenue	17	–
Expenses	(1)	–
Profit from ordinary activities	16	–

There were no capital commitments and contingent liabilities in the joint-ventures as at 30 June 2002.

The joint-venture companies are:

Name of joint-venture	Holding in equity by subsidiary companies 2002 %	2001 %	Accounting Year End	Principal Activities
Dwiwater Sdn Bhd	**52.52**	52.52	31 December	Construction of treated water pipeline
Kajima-Anika J. V.*	–	40	31 December	Construction and development of hotel and office complex
Triwater Sdn Bhd	**43.07**	43.07	31 December	Construction of treated water pipeline

* *Dissolved during the financial year*

15. HOTEL PROPERTY

	GROUP 2002 RM'000	GROUP 2001 RM'000
Freehold land and buildings at cost	159,821	159,821
Allowance for diminution in value	(45,321)	–
	114,500	159,821

During the current financial year, the Group recognised allowance for diminution in value arising from the proposed disposal of a subsidiary company which owned the hotel property (note 41(2)) based on the estimated net selling price, determined on a willing buyer-willing seller basis.

The hotel property of the Group has been pledged as security for the amount due to a main contractor of a subsidiary company.

16. INVESTMENT PROPERTIES

	GROUP 2002 RM'000	GROUP 2001 RM'000
At valuation:		
Freehold land and buildings	560,476	561,512
Allowance for diminution in value	(50,900)	–
	509,576	561,512
Long term leasehold land and buildings	245,592	245,592
Allowance for diminution in value	(20,400)	–
	225,192	245,592
Total	734,768	807,104

The Group's investment properties were revalued in 1999 by the Directors based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis. During the current financial year, the Group recognised allowance for diminution in value arising from the proposed disposal of the investment properties (note 42(4)) based on the estimated net selling price, determined on a willing buyer-willing seller basis.

The investment properties of the Group have been pledged to financial institutions for credit facilities granted to its subsidiary companies.

17. INVESTMENTS

	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
Convertible unsecured loan stock at cost	–	–	4,590	4,590
Allowance for diminution in value	–	–	(4,590)	–
	–	–	–	4,590
Shares quoted in Malaysia at cost	24,368	31,921	6,277	6,277
Allowance for diminution in value	(9,718)	–	–	–
	14,650	31,921	6,277	6,277
Shares quoted outside Malaysia at cost	54,171	52,772	–	–
Allowance for diminution in value	(8,750)	(8,672)	–	–
	45,421	44,100	–	–
Unquoted shares at cost	112,367	80,087	127	127
Allowance for diminution in value	(806)	(227)	–	–
	111,561	79,860	127	127
Debenture stock at cost	435	580	435	580
Total	172,067	156,461	6,839	11,574
Market value of quoted shares:				
Shares quoted in Malaysia	12,459	15,923	3,673	3,437
Shares quoted outside Malaysia	7,695	9,444	–	–
	20,154	25,367	3,673	3,437

Certain quoted shares of the Group amounting to RM33.6 million (2001: RM40.5 million) were pledged to financial institutions for credit facilities granted to subsidiary companies.

18. DEFERRED EXPENDITURE

	GROUP 2002 RM'000	GROUP 2001 RM'000
At beginning of the financial year	122,148	101,271
Additions during the financial year	14,299	38,166
Exchange reserve	–	24
	136,447	139,461
Amortisation	(14,086)	(13,009)
Reduction due to disposal of subsidiaries	–	(3,560)
Written off	(165)	(744)
At end of the financial year	122,196	122,148

	GROUP 2002 RM'000	GROUP 2001 RM'000
Additions during the financial year includes the following expense:		
Depreciation	4,992	–

An analysis of deferred expenditure is as follows:

	GROUP 2002 RM'000	GROUP 2001 RM'000
Pre-commercial production expenses	9,033	259
Proprietary technology and patents	49,849	51,532
Deferred charges	63,314	70,357
	122,196	122,148

19. INVENTORIES

	GROUP 2002 RM'000	GROUP 2001 RM'000
At cost:		
Raw materials	250,990	206,895
Finished goods	370,947	420,758
General and consumable stores	120,028	133,255
Goods in transit	48,193	30,759
Work-in-progress	40,572	40,722
Industrial land	13,404	13,497
Completed property units for sale	21,765	32,315
Marketable securities	10	10
	865,909	878,211
Allowance for obsolescence and write down	(2,849)	(3,127)
	863,060	875,084

	GROUP 2002 RM'000	GROUP 2001 RM'000
At net realisable value:		
Finished goods	2,981	10,860
General and consumable stores	5,805	4,892
Completed property units for sale	16,681	24,563
Marketable securities	22,452	27,609
	47,919	67,924
	910,979	943,008

The carrying amount of inventories carried at net realisable value at end of financial year are as follows:

	GROUP 2002 RM'000	GROUP 2001 RM'000
Finished goods	3,078	12,398
General and consumable stores	10,365	7,814
Completed property units for sale	20,704	32,440
Marketable securities	47,050	52,117
	81,197	104,769

Certain marketable securities costing RM Nil (2001: RM1.3 million) were pledged to financial institutions as securities for banking facilities granted to a subsidiary company.

Included in the inventories of the Group is depreciation amounting to RM2.5 million (2001: RM7.7 million).

20. LAND AND DEVELOPMENT EXPENDITURE

	GROUP 2002 RM'000	GROUP 2001 RM'000
Land at cost	148,286	231,123
Land at valuation	151,961	167,404
Development expenditure	754,201	673,772
	1,054,448	1,072,299
Less: Allowance for diminution in value	(46,962)	(53,734)
	1,007,486	1,018,565
Less: Non-current portion	(391,868)	(398,130)
	615,618	620,435
Profit attributable to development work performed todate	219,605	198,780
	835,223	819,215
Transferred to inventories	-	(46,273)
Progress billings	(621,364)	(559,717)
	213,859	213,225

The titles of certain subsidiary companies' land held for development have yet to be registered in the name of the subsidiary companies.

Certain land at cost and valuation totalling RM272.6 million (2001: RM266.6 million) have been pledged as securities for term loans of a subsidiary company.

Included in development expenditure is the following expense incurred during the financial year:

	GROUP	
	2002 RM'000	2001 RM'000
Interest expense	6,682	7,929

The Group considers the portion of property projects on which development work has commenced and is expected to be completed within the normal operating cycle as current assets.

21. AMOUNT DUE FROM/TO CONTRACT CUSTOMERS

Amount due from/to contract customers, pertaining to a subsidiary company, consist of the following:

	GROUP	
	2002 RM'000	2001 RM'000
Contract cost	768,290	727,830
Profit attributable to work performed todate	31,924	29,166
	800,214	756,996
Progress billings	(796,450)	(753,971)
Amount due from contract customers	3,764	3,025
Contract cost	100,700	113,565
Profit attributable to work performed todate	2,796	4,274
	103,496	117,839
Progress billings	(104,534)	(119,295)
Amount due to contract customers	(1,038)	(1,456)

As at 30 June 2002, retentions held by customers for contract works amounted to RM5.7 million (2001: RM6.3 million).

Current charges to contract cost include the following:

	GROUP	
	2002 RM'000	2001 RM'000
Depreciation	-	63

22. RECEIVABLES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Trade receivables	1,078,440	1,094,602	–	–
Allowance for doubtful debts	(341,117)	(335,953)	–	–
	737,323	758,649	–	–
Other receivables, deposits and prepayments	834,999	730,682	78,816	40,710
Allowance for doubtful debts	(63,570)	(51,411)	–	–
	771,429	679,271	78,816	40,710
Amount due from subsidiary companies	–	–	3,744,529	3,711,167
Allowance for doubtful debts	–	–	(13,989)	–
Interest in suspense	–	–	(1,418)	–
	–	–	3,729,122	3,711,167
Retention monies	7,434	7,356	–	–
Amount due from associated companies	173,208	128,784	24,785	24,788
	1,689,394	1,574,060	3,832,723	3,776,665

The amounts due from subsidiary companies which arose mainly from inter-company advances are unsecured, interest bearing and have no fixed repayment terms.

The amounts due from associated companies which arose mainly from inter-company advances are unsecured, interest free and have no fixed repayment terms.

23. DEPOSITS, CASH AND BANK BALANCES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Deposits with:				
Licensed banks	447,031	340,624	146,058	80,962
Licensed financial institutions	132,439	121,396	–	–
Housing Development Accounts	24,277	9,584	–	–
Cash and bank balances	346,978	317,653	1,345	745
	950,725	789,257	147,403	81,707

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developer (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Certain deposits included in deposits with licensed banks and financial institutions are:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Pledged as security for credit facilities granted to the Group	91,129	55,380	–	–
Earmarked for bond redemption under the Proposed GWRS	264,298	149,550	128,740	53,670
	355,427	204,930	128,740	53,670

24. PAYABLES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Trade payables	826,938	791,237	–	–
Retention monies	29,259	24,833	–	–
Other payables	2,770,739	2,189,369	439,789	322,733
Amount due to associated companies	160,304	174,883	–	–
Amount due to subsidiary companies	–	–	1,917,548	1,759,989
	3,787,240	3,180,322	2,357,337	2,082,722

The amounts due to associated and subsidiary companies which arose mainly from inter-company advances are interest bearing and have no fixed repayment terms.

Included in other payables of the Group are the following:

a) interest accrued of RM1,118.9 million (2001: RM757.6 million);

b) amounts relating to cost for construction work-in-progress of a subsidiary company of RM208.0 million (2001: RM257.0 million);

c) advance billings received from a related party in respect of construction contracts of RM169.0 million (2001: RM159.0 million);

d) tax payable (other than corporate tax) of subsidiary companies in the People's Republic of China of RM119.7 million (2001: RM110.3 million); and

e) amount due to the main contractor of the hotel property of a subsidiary company and the provision for accrued interest thereon amounting to RM115.4 million (2001: RM105.4 million).

25. LEASE AND HIRE PURCHASE LIABILITIES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Lease and hire purchase liabilities	3,393	20,499	225	285
Less: Finance charges	(551)	(5,636)	(45)	(56)
	2,842	14,863	180	229
Less: Portion due within one year	(1,697)	(5,800)	(48)	(48)
Non current portion	1,145	9,063	132	181

The lease and hire purchase liabilities are repayable as follows:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Within one year	1,697	5,800	48	48
From one to five years	1,145	9,063	132	181
	2,842	14,863	180	229

26. PROVISIONS

GROUP

	Warranties RM'000	Advertising and sales promotion RM'000	Special price discounts and incentives RM'000	Liquidated ascertained damages RM'000	Total RM'000
Balance at 1 July 2001	1,713	1,279	1,759	27,696	32,447
Additions during the financial year	242	7,237	15,420	19,933	42,832
Utilised during the financial year	(211)	(7,356)	(12,004)	(25,586)	(45,157)
Disposal of a subsidiary company	(552)	–	–	–	(552)
Balance at 30 June 2002	1,192	1,160	5,175	22,043	29,570

Warranties

The provision for warranties relates to tyres sold by a subsidiary company of the Group. The provision is based on historical warranty data and a weighting of all possible outcomes against the associated probabilities. The subsidiary company expects to incur the liability over the next 4 years as tyres are guaranteed for 4 years from the production date.

Advertising and sales promotion

The provision for advertising and sales promotion relates to expenses incurred for one of the subsidiaries' day to day advertising and promotions and also motorsports events. The provision is made based on contractual arrangements and commitments entered into by the subsidiary company. The subsidiary company expects to settle the liability over the next year.

Special price discounts and incentives

The provision for special price discounts and incentives is made by a subsidiary company and is given to dealers and relates to their purchases and sales of tyres. The provision is made based on a relevant percentage of purchases and sales made by them during the year. The subsidiary company expects to settle the liability over the next year.

Liquidated ascertained damages

The liquidated ascertained damages relate to damages payable by certain subsidiaries of the Group to purchasers of property units in the event the subsidiaries are unable to delivery vacant possession within the time stipulated in the agreements. The damages are calculated from day to day at the rate stipulated in the agreement on the portion of the purchase price paid by the purchasers from the expected basic infrastructure completion date under the agreement to the actual date of completion.

27. SHORT TERM BORROWINGS

		GROUP		COMPANY	
		2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Bank overdrafts	- secured	128,513	117,066	–	–
	- unsecured	203,763	178,401	3,027	2,767
Revolving credits	- secured	13,545	–	–	–
	- unsecured	675,687	694,349	624,979	624,985
Short term loans	- secured	295,120	386,782	–	–
	- unsecured	4,040,873	4,102,011	842,200	842,200
Bills payable	- unsecured	219,106	255,722	–	–
Long term borrowings - portion repayable within one year (note 30)		1,326,557	1,217,196	–	–
		6,903,164	6,951,527	1,470,206	1,469,952

The bank overdrafts, revolving credits and short term loans of certain subsidiaries are secured by way of fixed and floating charges over their respective assets, quoted shares and certain property, plant and equipment.

The short term borrowings bear interest at rates ranging from 2.7% to 13.4% (2001: 3.2% to 13.7%) per annum.

The Group and Company have not serviced some of its principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and Company.

In addition, the Company and certain subsidiary companies have obtained approval of its bankers to restructure its existing borrowings pursuant to a scheme of arrangement between the Company and certain subsidiary companies with its bankers as mentioned in Note 41(1).

Included in the outstanding loans of the Group and Company are amounts of RM735.0 million and RM316.8 million (2001: RM727.9 million and RM316.8 million) respectively which have been sold by licensed banks to Danaharta Managers Sdn Bhd, Danaharta Managers (L) Ltd, Pengurusan Danaharta Nasional Bhd and Danaharta Urus Sdn Bhd. The original terms and conditions of the loan agreements remain unchanged.

28. SHARE CAPITAL

	GROUP AND COMPANY 2002 RM'000	GROUP AND COMPANY 2001 RM'000
Ordinary Shares of RM0.50 each		
(a) Authorised:		
2,000,000,000 shares	1,000,000	1,000,000
(b) Issued and fully paid:		
At beginning and end of the financial year	629,797	629,797

On 8 February 2001, an Executive Share Option Scheme ("ESOS") of the Company had been implemented for the benefit of eligible executive employees and executive directors of the Group. The ESOS will expire on 7 February 2006.

The main features of the Company's ESOS are as follows:

(a) Executive Directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows.

Granted on	Subscription price per share RM	Balance as at 1.7.2001	Granted	Exercised	Lapsed	Unissued shares as at 30.6.2002
3.4.2001	0.50	6,926,000	–	–	536,000	6,390,000

29. RESERVES

GROUP	Non-distributable Share Premium RM'000	Non-distributable Revaluation Reserve RM'000	Non-distributable Other Reserves RM'000	Distributable Accumulated Losses RM'000	Total RM'000
Balance at 30 June 2000					
- as per previously reported	230,188	666,894	343,996	(1,678,648)	(437,570)
- prior year adjustment	–	–	–	453	453
- as restated	230,188	666,894	343,996	(1,678,195)	(437,117)
Reserve on consolidation	–	–	5,580	–	5,580
Transfer from/(to) capital reserve (note 8)	–	(17,887)	4,045	13,842	–
Translation loss on net equity of foreign subsidiary companies	–	–	(5,365)	–	(5,365)
Equity accounting for share of net assets of local associated companies	–	–	(1,377)	–	(1,377)
Equity accounting for share of net assets of foreign associated companies	–	–	14,582	–	14,582
Net loss for the financial year	–	–	–	(675,208)	(675,208)
Dividend for the financial year ended 30 June 2000	–	–	–	(453)	(453)
Balance at 30 June 2001	230,188	649,007	361,461	(2,340,014)	(1,099,358)
Balance at 30 June 2001					
- as per previously reported	**230,188**	**649,007**	**361,461**	**(2,340,467)**	**(1,099,811)**
- prior year adjustment	**–**	**–**	**–**	**453**	**453**
- as restated	**230,188**	**649,007**	**361,461**	**(2,340,014)**	**(1,099,358)**
Reserve on consolidation	**–**	**–**	**(905)**	**–**	**(905)**
Transfer from/(to) capital reserve (note 8)	**–**	**(27,963)**	**6,611**	**21,352**	**–**
Translation loss on net equity of foreign subsidiary companies	**–**	**–**	**(2,707)**	**–**	**(2,707)**
Deficit on revaluation of plantation land	**–**	**(93,743)**	**–**	**–**	**(93,743)**
Allowance for diminution in value on investment properties	**–**	**(41,674)**	**–**	**–**	**(41,674)**
Equity accounting for share of net assets of local associated companies	**–**	**–**	**12,738**	**–**	**12,738**
Equity accounting for share of net assets of foreign associated companies	**–**	**–**	**(7,572)**	**–**	**(7,572)**
Net loss for the financial year	**–**	**–**	**–**	**(575,905)**	**(575,905)**
Dividend for the financial year ended 30 June 2001	**–**	**–**	**–**	**(453)**	**(453)**
Balance at 30 June 2002	**230,188**	**485,627**	**369,626**	**(2,895,020)**	**(1,809,579)**

	Non-distributable	Distributable	
	Share Premium RM'000	Accumulated Profits/(Losses) RM'000	Total RM'000
COMPANY			
Balance at 30 June 2000			
- as per previously reported	230,188	72,082	302,270
- prior year adjustment	–	453	453
- as at restated	230,188	72,535	302,723
Net loss for the financial year	–	(60,449)	(60,449)
Dividend for the financial year ended 30 June 2000	–	(453)	(453)
Balance at 30 June 2001	230,188	11,633	241,821
Balance at 30 June 2001			
- as per previously reported	**230,188**	**11,180**	**241,368**
- prior year adjustment	–	**453**	**453**
- as at restated	**230,188**	**11,633**	**241,821**
Net loss for the financial year	–	**(573,771)**	**(573,771)**
Dividend for the financial year ended 30 June 2001	–	**(453)**	**(453)**
Balance at 30 June 2002	**230,188**	**(562,591)**	**(332,403)**

Analysis of other reserves are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Translation reserves	**213,207**	226,046
Reserve on consolidation	**16,333**	17,238
Others	**140,086**	118,177
	369,626	361,461

30. LONG TERM BORROWINGS

	GROUP	
	2002 RM'000	2001 RM'000
Term loans - secured	**641,524**	716,462
- unsecured	**1,003,813**	1,084,237
	1,645,337	1,800,699
Less: Portion repayable within one year and included under short term borrowings (note 27)	**(1,326,557)**	(1,217,196)
	318,780	583,503

The Group has not serviced some of its principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group.

In addition, certain subsidiary companies have obtained the approval of its banker to restructure its existing borrowings pursuant to a scheme of arrangement between the subsidiary companies and its bankers as mentioned in Note 41(1).

Included in the outstanding loans of the Group is an amount of RM63.4 million (2001: RM83.1 million) which have been sold by licensed banks to Danaharta Managers Sdn Bhd and Pengurusan Danaharta Nasional Bhd. The original terms and conditions of the loan agreements remain unchanged.

The long term borrowings are repayable over the following periods:

	GROUP	
	2002	2001
	RM'000	RM'000
Within one year	1,326,557	1,217,196
From one to two years	113,301	202,131
From two to five years	169,223	254,575
Over five years	36,256	126,797
	1,645,337	1,800,699

The term loans of certain subsidiary companies are secured by way of charges over their respective assets and certain property, plant and equipment, where applicable. The long term borrowings bear interest at rates ranging from 3.7% to 10.0% (2001: 6.0% to 10.5%) per annum.

31. DEFERRED LIABILITIES

	GROUP	
	2002	2001
	RM'000	RM'000
Security/refundable deposits received	5,218	4,414
Others	6,343	6,343
	11,561	10,757

32. DEFERRED TAXATION

	GROUP	
	2002 RM'000	2001 RM'000
Deferred taxation provided for in the financial statements:		
- excess of capital allowances over depreciation	4,376	4,401
- tax effects of revaluation of plantation lands	39,151	62,501
- tax effects of revaluation of investment properties	12,692	2,692
- other timing differences	5,535	5,497
	61,754	75,091
Deferred taxation not provided for in the financial statements:		
- timing differences on property, plant and equipment which are not expected to reverse in the foreseeable future	–	441
- tax effects of revaluation of investment properties held for long term	5,627	5,724
	5,627	6,165
Tax losses carried forward for which no credit has been taken in the net income of the current or prior financial years	1,112,008	1,021,322
Unabsorbed capital allowances for which no credit has been taken in the net income of the current or prior financial years	1,512,113	1,510,298
Unabsorbed reinvestment allowance for which no credit has been taken in the net income of the current or prior financial years	393,132	457,493
Timing differences in respect of excess of tax capital allowances over depreciation of property, plant and equipment	(538,943)	(553,811)

33. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiaries or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

	GROUP	
	2002 RM'000	2001 RM'000
(a) Sales of goods and services		
Sales of goods to:		
- Megasteel Sdn Bhd	182,038	107,147
- Angkasa Hong Leong Pte Ltd	21,023	27,623
- Messer Singapore Pte Ltd	71	3,728
- KMA Marketing Sdn Bhd	6,423	4,285
- Bright Steel Sdn Bhd	7,790	7,091
Progress billings to:		
- Megasteel Sdn Bhd	–	3,342
- Narajaya Sdn Bhd	10,193	4,207

Megasteel Sdn Bhd and KMA Marketing Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a substantial shareholder of the Company.

Angkasa Hong Leong Pte Ltd is a subsidiary company of Lion Teck Chiang Limited, a listed company in Singapore, in which a Director of the Company is a major shareholder.

Messer Singapore Pte Ltd is a subsidiary company of Messer Griesheim GmbH, a major shareholder of Secomex Manufacturing (M) Sdn Bhd ("Secomex"), a subsidiary company. Secomex ceased to be a subsidiary company during the financial year.

Narajaya Sdn Bhd is a subsidiary company of Lion Development (Penang) Sdn Bhd, a company in which a Director has direct and indirect interest.

Bright Steel Sdn Bhd is a subsidiary company of Amalgamated Containers Berhad, an associated company of the Group.

(b) **Purchases of goods**

	GROUP	
	2002 RM'000	2001 RM'000
Purchases of goods from:		
- Hicom-Suzuki Manufacturing Malaysia Sdn Bhd ("Hicom-Suzuki")	18,055	46,914
- Hubei Jinlongquan (Group) Co Ltd Group	31,318	32,536
- Megasteel Sdn Bhd	166,858	18,811
- Kinabalu Motor Assembly Sdn Bhd	326	1,174
- Secom Co Ltd	1,417	2,099
- Messer Griesheim GmbH	159,600	-

Hicom-Suzuki is an associated company of Angkasa Marketing Berhad, a listed subsidiary company of the Group. Hicom-Suzuki ceased to be an associated company of Angkasa Marketing Berhad during the financial year.

Hubei Jinlongquan (Group) Co Ltd is a major shareholder of two subsidiary companies of the Group.

Kinabalu Motor Assembly Sdn Bhd is a subsidiary company of Lion Corporation Berhad, a substantial shareholder of the Company.

Secom Co Ltd is a major shareholder of Secom (Malaysia) Sdn Bhd, a subsidiary company of the Group.

(c) **Rental income**

	GROUP	
	2002 RM'000	2001 RM'000
Rental income from:		
- Likom Computer System Sdn Bhd	7,866	10,979

Likom Computer System Sdn Bhd is a subsidiary company of Amble Bond Sdn Bhd, a company in which a Director has substantial direct and indirect interest.

(d) **Insurance Premium**

	GROUP	
	2002 RM'000	2001 RM'000
Purchase of insurance from:		
- Affin Insurance Brokers Sdn Bhd	13,062	9,293

Affin Insurance Brokers Sdn Bhd is a subsidiary company of Affin Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of the Company.

(e) **Hire purchase and Leasing**

	GROUP	
	2002 RM'000	2001 RM'000
Purchase of property, plant and equipment from:		
- Affin Leasing Sdn Bhd	2,720	3,271

Affin Leasing Sdn Bhd is a subsidiary company of Affin Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of the Company.

(f) **Sales commissions**

	GROUP	
	2002 RM'000	2001 RM'000
Sales commissions payable to:		
- Lion Best Sdn Bhd	6,583	12,759

Lion Best Sdn Bhd is a subsidiary company of Lion Holdings Sdn Bhd, a company in which a Director has direct and indirect interest.

(g) **Interest expense**

	GROUP	
	2002 RM'000	2001 RM'000
Interest expense charged by:		
- Megasteel Sdn Bhd	9,912	9,856

(h) **Management fee**

	GROUP	
	2002 RM'000	2001 RM'000
Management fee charged by:		
- HMI Balestiers Hospital Pte Ltd	408	2,492

HMI Balestiers Hospital Pte Ltd is a major shareholder of Excellent Strategy Sdn Bhd, a subsidiary company of the Group. Excellent Strategy Sdn Bhd ceased to a subsidiary company during the financial year.

(i) **Share options granted to Director**

The options over ordinary share of the Company granted to an executive Director of the Company during the financial year is as follows:

	Number of options over ordinary share of RM0.50 each			
	Granted during the financial year		Unexercised options at financial year end	
	2002	2001	2002	2001
Jen (B) Tan Sri Dato' Zain Hashim	–	175,000	175,000	175,000

The options were granted to the Director on the same terms and conditions as those offered to other employees of the Company.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

34. CONTINGENT LIABILITIES

	GROUP	
	2002 RM'000	2001 RM'000
Unsecured:		
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,300	313,300
Legal claim in respect of termination of contract of a sub-contractor	10,600	10,600
	323,900	323,900

35. COMMITMENTS

The Group has commitments as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Capital expenditure for property, plant and equipment		
- approved and contracted for	232,285	288,079
- approved but not contracted for	57,485	81,225
Commitment to acquire shares in subsidiary companies	17,150	39,955
Commitment to acquire shares and warrants in an associated company	–	25,958
	306,920	435,217
Lease agreements		
- Lease of steel plant pursuant to a conditional exchange of asset agreement	124,800	131,700
- others	467	2,362
	125,267	134,062
	432,187	569,279

	GROUP 2002 RM'000	GROUP 2001 RM'000
The lease agreements are repayable as follows:		
Within one year	10,667	8,441
From one to two years	12,000	11,021
From two to five years	39,300	37,500
More than five years	63,300	77,100
	125,267	134,062

36. SEGMENT ANALYSIS - GROUP

2002	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
a. By Industry			
Steel	1,303,134	117,678	2,023,089
Motor	257,651	(107,869)	282,621
Tyre and chemicals	490,197	(6,700)	1,166,239
Food and agricultural products	901,290	10,057	3,046,807
Retail and distribution	2,178,466	110,312	1,292,775
Property	341,807	(6,011)	2,233,056
Finance and services	21,657	(1,176)	134,809
Investment holding and others	128,060	(57,547)	923,010
	5,622,262	58,744	11,102,406
Share in results of associated companies		(103,948)	904,592
Share in results of joint-ventures		16	9,375
Net interest expenses		(496,553)	-
Amortisation of goodwill on consolidation		(9,816)	-
		(551,557)	12,016,373
b. By Geographical Location			
Malaysia	3,401,328	91,269	7,746,390
Overseas	2,220,934	(32,525)	3,356,016
	5,622,262	58,744	11,102,406
Share in results of associated companies		(103,948)	904,592
Share in results of joint-ventures		16	9,375
Net interest expenses		(496,553)	-
Amortisation of goodwill on consolidation		(9,816)	-
		(551,557)	12,016,373

2001	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
a. By Industry			
Steel	871,961	21,548	1,958,487
Motor	305,764	(19,642)	417,423
Tyre and chemicals	451,792	(27,513)	1,145,868
Food and agricultural products	976,409	62,564	3,260,702
Retail and distribution	2,096,344	84,200	1,289,412
Property	259,154	(48,992)	2,302,485
Finance and services	42,257	(55,079)	190,955
Investment holding and others	126,976	(74,741)	936,611
	5,130,657	(57,655)	11,501,943
Share in results of associated companies		(117,930)	1,163,977
Share in results of joint-ventures		–	9,409
Net interest expenses		(560,708)	–
Amortisation of goodwill on consolidation		(11,606)	–
		(747,899)	12,675,329
b. By Geographical Location			
Malaysia	2,980,291	(28,772)	8,052,056
Overseas	2,150,366	(28,883)	3,449,887
	5,130,657	(57,655)	11,501,943
Share in results of associated companies		(117,930)	1,163,977
Share in results of joint-ventures		–	9,409
Net interest expenses		(560,708)	–
Amortisation of goodwill on consolidation		(11,606)	–
		(747,899)	12,675,329

37. CASH FLOW STATEMENTS

a) Adjustment for non-cash items, interests and dividends:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Depreciation	294,141	283,195	56	18
Share in profits less losses of associated companies	103,948	117,930	–	–
Share in profits of joint-venture companies	(16)	–	–	–
Deferred expenditure written off	165	744	–	–
Amortisation of:				
- deferred expenditure	14,086	13,009	–	–
- forest concessions	10,796	10,796	–	–
- goodwill on consolidation	9,816	11,606	–	–
Interest expenses	522,124	594,227	223,410	220,833
Interest income	(25,571)	(33,519)	(100,458)	(161,940)

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Property, plant and equipment written off	21,339	5,184	–	–
Loss on disposal of property, plant and equipment	1,746	8,080	–	–
Gain on dilution of subsidiary companies	(65,386)	(187)	–	–
Gain on disposal of:				
- subsidiary companies	(33,717)	(2,273)	–	–
- associated companies	(51,026)	–	–	–
- investment properties	–	(1,955)	–	–
- chocolate and confectionery division	–	(3,782)	–	–
Loss/(Gain) on disposal of investments	3,014	(15,458)	–	–
Allowance for inventories obsolescence	5,221	569	–	–
Allowance for doubtful debts				
- subsidiary companies	–	–	13,989	–
- others	62,610	121,793	–	–
Dividend income	(380)	(2,985)	(811)	(2,062)
Unrealised (gain)/loss on foreign exchange	(6,956)	21,853	–	–
Inventories written off	135	1,631	–	–
Provision for:				
- warranties	242	289	–	–
- liquidated ascertained damages	19,933	25,832	–	–
- advertising and sales promotion	7,237	13,336	–	–
- special prices discounts and incentives	15,420	9,441	–	–
- retirement benefits	–	493	–	–
- retrenchment benefits	–	235	–	–
Allowance for foreseeable loss on land and development project	–	8,481	–	–
Bad debts written off	3,778	23,745	–	–
Amount due from joint-venture written off	50	–	–	–
Allowance for diminution in value of:				
- investments	10,297	3,931	4,590	–
- subsidiary companies	–	–	420,031	1,900
- marketable securities	90	24,508	–	–
- associated companies	54,475	–	–	–
- property, plant and equipment	94,194	–	–	–
- hotel property	45,321	–	–	–
- goodwill on consolidation	5,228	–	–	–
	1,122,354	1,240,749	560,807	58,749

b) Details of net assets acquired at date of acquisition are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Property, plant and equipment	–	30,100
Deferred expenditure	–	16
Inventories	–	4,535
Receivables	–	1,316
Cash and bank balances	–	272
Payables	–	(13,527)
Short term borrowings	–	(4,545)
Net assets	–	18,167
Less: Reclassification to other payables	–	(12,714)
Less: Cash and bank balances	–	(272)
Cash outflow on acquisition net of cash and bank balances acquired	–	5,181

c) Details of net assets disposed/liquidated at date of disposal/liquidation are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Property, plant and equipment	(89,309)	(108,207)
Associated companies	(10,837)	–
Investments	(97)	(321)
Deferred expenditure	–	(3,576)
Goodwill on consolidation	(2,014)	52
Inventories	(34,142)	(17,641)
Receivables	(76,262)	(60,881)
Deposits with financial institutions	(8,250)	–
Cash and bank balances	(3,060)	(27,917)
Payables and provisions	104,605	91,116
Taxation	637	–
Short term borrowings	27,420	1,377
Minority interests	10,913	47,468
Long term liabilities	29,991	14,007
Deferred taxation	7	–
Other reserve	–	1,094
Net assets	(50,398)	(63,429)
Add: Reclassification to associated companies	14,820	–
	(35,578)	(63,429)
Gain on disposal/liquidation of subsidiary companies	(33,717)	(2,273)
Total cash consideration	(69,295)	(65,702)
Add: Reclassification to associated companies	–	47,469
Add: Reclassification to other receivables	–	13,486
Add: Cash and bank balances	11,310	27,917
Cash (inflow)/outflow on disposal net of cash and bank balances disposed	(57,985)	23,170

d) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Cash and bank balances	346,978	317,653	1,345	745
Deposits with:				
- licensed banks	447,031	340,624	146,058	80,962
- licensed financial institutions	132,439	121,396	-	-
Housing Development Accounts	24,277	9,584	-	-
Bank overdrafts	(332,276)	(295,467)	(3,027)	(2,767)
	618,449	493,790	144,376	78,940
Less: Fixed deposits pledged	(91,129)	(55,380)	-	-
Fixed deposits earmarked for bond redemption	(264,298)	(149,550)	(128,740)	(53,670)
	263,022	288,860	15,636	25,270

e) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM133.2 million (2001: RM181.5 million) of which RM0.03 million (2001: RM3.2 million) was acquired by means of hire purchase arrangements. Cash payments of RM133.2 million (2001: RM178.3 million) were made to purchase property, plant and equipment.

38. ACQUISITION OF SUBSIDIARY COMPANIES

The Group acquired the following subsidiary companies in the previous financial year:

i) Lion Brewery Group Co Ltd and Pingyang Lion Beer Co Ltd entered into a Share Transfer Agreement with JinKeDa Group to acquire the entire equity interest in Zhejiang YanDangShan Lion Brewery Co Ltd for a cash consideration of approximately RM18.9 million to manufacture beer; and

ii) AMB Venture Sdn Bhd acquired 3 wholly-owned subsidiary companies which are incorporated in the Republic of Singapore, namely AMB Fortune Holdings Pte Ltd, AMB Automobile Pte Ltd and AMB Engineering Pte Ltd and 2 wholly-owned subsidiary companies which are incorporated in Malaysia, namely Chrome Marketing Sdn Bhd and Seintasi Sdn Bhd.

The effects of acquisition of the above subsidiary companies on the financial results of the Group are as follows:

	2002 RM'000	2001 RM'000
Revenue	-	32,153
Other operating expenses	-	(30,903)
Profit before taxation	-	1,250
Taxation	-	(525)
Profit after taxation	-	725
Minority interests	-	(333)
Increase in Group net profit	-	392

The effects of acquisition of the above subsidiary companies on the financial position of the Group at the financial year end are as follows:

	2002 RM'000	2001 RM'000
Property, plant and equipment	–	29,741
Deferred expenditure	–	1,813
Inventories	–	5,840
Receivables	–	3,987
Cash and bank balances	–	2,053
Payables	–	(24,905)
Minority interests	–	(701)
Increase in Group net assets	–	17,828

39. DISPOSAL/DILUTION/LIQUIDATION OF SUBSIDIARY COMPANIES

(a) The Group disposed the following subsidiary companies during the financial year:

i) Angkasa Marketing Berhad, a subsidiary company of the Group, entered into an agreement with Suzuki Motor Corporation, Japan for the disposal of its 51% equity interest in each of Lion Suzuki Marketing ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Both LSM and SAM were wholly owned subsidiary companies of AMB and were principally involved in the motor industry; and

ii) The Group, through its subsidiary company, Ayer Keroh Resort Sdn Bhd, disposed of its 60% equity interest in Excellent Strategy Sdn Bhd ("ESSB") for a cash consideration of RM41.4 million. ESSB was principally involved in the operation of a hospital and healthcare services.

The effects of disposal of the above subsidiary companies on the financial results of the Group are as follows:

	2002 At date of Disposal RM'000	2001 RM'000
Revenue	108,383	213,047
Other operating income	2,806	13,712
Staff costs	(1,939)	(10,241)
Depreciation and amortisation expenses	(936)	(5,550)
Other operating expenses	(119,486)	(212,370)
Loss from operations	(11,172)	(1,402)
Finance costs	(1,750)	(5,434)
Share of profits from associated companies	1,462	1,911
Loss before taxation	(11,460)	(4,925)
Taxation	(662)	(5,033)
Loss after taxation	(12,122)	(9,958)
Minority interest	(66)	(529)
Loss attributable to shareholders	(12,188)	(10,487)

The effect of the disposal of the above subsidiary companies on the financial position of the Group are as follows:

	2002 RM'000	2001 RM'000
Property, plant and equipment	89,309	89,772
Investments	97	97
Associated company	10,837	10,082
Goodwill on consolidation	2,014	2,215
Inventories	34,142	31,250
Receivables	76,262	87,251
Deposits with financial institution	8,250	–
Cash and bank balances	3,060	1,858
Payables and provisions	(104,605)	(106,484)
Taxation	(637)	(3,968)
Short term borrowings	(27,420)	(19,831)
Minority interests	(10,913)	(13,227)
Long term liabilities	(29,991)	(21,156)
Deferred tax liabilities	(7)	(7)
Net assets	50,398	57,852

(b) During the current financial year, Lion Land Berhad, a subsidiary of the Group, diluted its equity interest in LLB Courts Sdn Bhd ("LLB Courts") from 100% to 48%. As a result, LLB Courts and its subsidiary company, Secomex Manufacturing (M) Sdn Bhd ("Secomex") have ceased to be subsidiary companies of the Group. LLB Courts is principally an investment holding company and property holding company and Secomex is principally involved in manufacturing and marketing of industrial gases.

The effects of dilution of the above subsidiary companies on the financial results of the Group are as follows:

	2002 At date of Dilution RM'000	2001 RM'000
Revenue	34,536	11,307
Other operating expenses	(97,641)	(13,643)
Loss from operations	(63,105)	(2,336)
Finance costs	–	(174)
Loss after taxation	(63,105)	(2,510)
Minority interest	–	1,208
Loss attributable to shareholders	(63,105)	(1,302)

The effect of the dilution of the above subsidiary companies on the financial position of the Group are as follows:

	2002 RM'000	2001 RM'000
Property, plant and equipment	148,166	6,756
Investments	336	336
Inventories	206	111
Receivables	5,731	16,610
Cash and bank balances	–	210
Payables	(221,721)	(28,316)
Short term borrowings	(117)	–
Goodwill on consolidation	2	2
Minority interests	2,011	2,011
Net liabilities	(65,386)	(2,280)

(c) The Group disposed and liquidated the following subsidiary companies during the previous financial year:

i) The Zhejiang Provincial Commission on Foreign Trade and Economic Corporation had approved a conditional supplementary agreement entered into between Consitrade (M) Sdn Bhd and Zhejiang Zhedong Beer Co Ltd ("Zhejiang") for the dilution of its 55% equity interest in Ningbo Lion Brewery Co Ltd ("Ningbo") by 10.29% equity interest from Zhejiang.

Following the change in the equity interest, Ningbo ceased to be a subsidiary company and became an associated company.

ii) Innovasi Istimewa Sdn Bhd had entered into an agreement with Tianjin University Jing Wei Technical Development Co, for the dilution of its 63% equity interest in Tianjin Zhaoxia Motorcycle Technical Development Co Ltd by 23% to approximately 40%.

iii) As reported in the previous financial year, Chocolate Products (Malaysia) Berhad ("CPB") had entered into several agreements for the disposal of its malted cocoa beverage, chocolate, confectionery and trading businesses, related industrial buildings, land and trademarks. The disposal was completed on 29 August 2000. Consequently,

- the CPB has ceased its operations in the manufacture and sale of malted cocoa beverage, chocolate and confectionery; and
- the subsidiary companies, Chocolate Products Trading Sdn Bhd, Chocolate Products Manufacturing Sdn Bhd and CPB Enterprise Sdn Bhd have ceased operations and are now dormant.

iv) Amsteel Holdings (HK) Limited completed the disposal of the entire share capital of the following companies:

- Amsteel Securities (HK) Limited;
- Amsteel Futures (HK) Limited;
- Amsteel Derivatives Limited; and
- Amsteel Nominees (HK) Limited

to Steppington Holdings Limited for a consideration of HKD60 million.

v) On 23 February 2001, Lion Land Berhad had authorised Lion Biotech Pte Ltd ("Biotech") to effect the proposed winding-up proceedings of Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a 60% owned subsidiary of Biotech. Huangshi was previously involved in the manufacturing and packaging of pharmaceutical products and had ceased operations since April 1999. The Intermediate People's Court of Huangshi City had approved the winding-up proceedings of Huangshi on 19 March 2001.

The effects of disposal/liquidation of the above subsidiary companies on the financial results of the Group are as follows:

	2001 RM'000
Revenue	34,087
Other operating income	456
Depreciation and amortisation expenses	(312)
Other operating expenses	(27,849)
Gain on disposal/liquidation of subsidiary companies	2,460
Profit from operations	8,842
Finance costs	(3,230)
Profit attributable to shareholders	5,612

The effects of disposal/liquidation of the above subsidiary companies on the financial position of the Group are as follows:

	2001 RM'000
Property, plant and equipment	(108,207)
Investments	(321)
Deferred expenditure	(3,576)
Goodwill on consolidation	52
Inventories	(17,641)
Receivables	(60,881)
Cash and bank balances	(27,917)
Payables	91,303
Short term borrowings	1,377
Minority interests	47,468
Long term liabilities	14,007
Other reserve	1,094
Net liabilities	(63,242)

40. CORPORATE INFORMATION

a. The Company is a public limited company incorporated and domiciled in Malaysia, and listed on the Main Board of the Kuala Lumpur Stock Exchange.

b. Number of employees

	GROUP		COMPANY	
	2002	2001	2002	2001
Total number of employees as at the end of the financial year	**26,745**	28,129	**2**	2

41. MATERIAL EVENTS

During the financial year, the Group undertook the following acquisitions and reorganisations:

1. The Company announced certain revisions to the Proposed GWRS which involves its public listed subsidiaries, namely Angkasa Marketing Berhad ("Angkasa") and Lion Land Berhad ("LLB"), and its associated company, Lion Corporation Berhad ("LCB"). The details of the Proposed GWRS, as revised are as follows:

I <u>Amsteel Corporation Berhad ("Amsteel") Group</u>

a) Proposed acquisition by the Company of 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") comprising 19,050,000 ordinary shares of RM1.00 each from Horizon Towers Sdn Bhd for a total consideration of RM395.109 million to be satisfied by the issuance of new ordinary shares of RM1.00 each in the capital of Amsteel ("New Amsteel Shares") at an issue price of RM1.00 per share.

b) Proposed acquisition by Amsteel of 45% equity interests in Avenel Sdn Bhd ("Avenel") comprising 45,000,000 ordinary shares of RM1.00 each from Angkasa (20%) and LLB (25%) for a total amount payable by Angkasa and LLB of RM202.68 million. The payment of RM202.68 million represents Angkasa's and LLB's 45% share in Avenel's estimated net liabilities as at 31 December 2001 collectively, after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal asset, and proforma unaudited net value of Posim's residual assets of RM488.18 million as at 30 June 2001 to be satisfied by netting off against inter-company balances owing by the Amsteel Group to the Angkasa Group and the LLB Group ("Proposed Avenel Acquisition").

c) Proposed acquisition by Akurjaya of 100% equity interest in Lion Plaza Sdn Bhd comprising 3,418,860 ordinary shares of RM1.00 each from LLB for a purchase consideration of RM35.66 million to be satisfied by upfront cash and the issuance of Amsteel Bonds and New Amsteel Shares at an issue price of RM1.00 per share ("Proposed Lion Plaza Acquisition").

d) Proposed acquisition by Umatrac Enterprises Sdn Bhd ("Umatrac") of 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") comprising 135,000 ordinary shares of RM1.00 each from Teck Bee Mining (M) Sendirian Berhad for a total consideration of RM1.915 million to be satisfied by the issuance of New Amsteel shares at an issue price of RM1.00 per share.

e) Proposed acquisition by Umatrac of 13.5% equity interest in Hiap Joo Chong comprising 135,000 ordinary shares of RM1.00 each from LCB for a total consideration of RM1.915 million to be satisfied by netting off against inter-company balances owing by the LCB Group to the Amsteel Group.

f) Proposed disposal of 40% equity interest in Megasteel Sdn Bhd comprising 240,000,000 ordinary shares of RM1.00 each by Akurjaya, 49,000,000 Preference "D" shares of RM0.01 each by Crystavel Sdn Bhd and 26,670,000 Preference "F" shares of RM0.01 each by the Company to Limpahjaya Sdn Bhd for a total consideration of RM1,007.92 million to be satisfied by an issuance of LCB Bonds and new ordinary shares of RM1.00 each in LCB ("New LCB Shares") at an issue price of RM1.00 per share.

g) Proposed disposal of 50.45% equity interest in LLB comprising 224,540,882 ordinary shares of RM1.00 each to LCB for a total consideration of RM260.47 million to be satisfied by an issuance of LCB Bonds and New LCB Shares at an issue price of RM1.00 per share.

h) Proposed disposal of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each to LLB and Amsteel Mills Sdn Bhd ("AMSB") for a total consideration of RM201.50 million to be satisfied by netting off against inter-company balances owing by the Amsteel Group to the LLB Group ("Proposed CPB Disposal").

i) Proposed disposal by Avenel of its 83.70% equity interest in Posim comprising 170,097,271 ordinary shares of RM1.00 each to LLB and AMSB for a total consideration of RM499.42 million to be satisfied by netting off against inter-company balances owing by the Amsteel Group to the LLB Group ("Proposed Posim Disposal").

j) Proposed disposal of 52.34% equity interest in Silverstone Berhad comprising 106,707,006 ordinary shares of RM1.00 each to Angkasa for a total consideration of RM133.82 million to be satisfied by an issuance of new ordinary shares of RM1.00 each in Angkasa at an issue price of RM1.05 per shares ("Proposed Silverstone Disposal").

k) Proposed restricted offer for sale of 226.75 million LCB shares to the eligible shareholders of LCB except for Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim and parties deem acting in concert with them.

l) Proposed renounceable rights issue of 251.92 million new $4^1/_2$ years Warrants to the shareholders of Amsteel at an issue price of RM0.10 per Warrant with a right to subscribe for 1 new ordinary share in the Company for every Warrant held by the payment of RM1.10 per share.

II <u>LLB Group</u>

a) Proposed acquisition of 83.70% equity interest in Posim from Avenel (refer to the Proposed Posim Disposal).

b) Proposed acquisition of 59.47% equity interest in CPB from the Amsteel Group (refer to the Proposed CPB Disposal).

c) Proposed disposal of 25% equity interest in Avenel to Amsteel (refer to the Proposed Avenel Acquisition).

d) Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya (refer to the Proposed Lion Plaza Acquisition).

III <u>Angkasa Group</u>

a) Proposed acquisition of 100% equity interest in Silverstone Berhad of which 52.34% will be acquired from the Amsteel Group (refer to the Proposed Silverstone Disposal) and 6.35% from the LCB Group. The proposed acquisition would be satisfied by netting off inter-company balances owing by the LCB Group and the Amsteel Group and the issuance of new ordinary shares of RM1.00 each in Angkasa.

b) Proposed disposal of 20% equity interest in Avenel to Amsteel (refer to the Proposed Avenel Acquisition).

IV <u>Inter-Company settlement</u>

Proposed settlement of inter-company balances within the Amsteel Group, LLB Group, Angkasa Group, CPB Group, and the LCB Group by netting off against consideration pursuant to the transactions of the Proposed GWRS with the inter-company balances, issuance of Bonds and new ordinary shares of the relevant companies, where applicable.

V <u>Proposed Divestment of non-core assets</u>

The proposed divestment programme for the Group to rationalise their activities through the sale of non-core and peripheral assets and businesses ("Proposed Divestment Programme").

The Proposed Divestment Programme for the Company and its public listed subsidiaries and their subsidiaries respectively are as follows:

Company	Amount estimated to be divested
Amsteel Group	RM2,590.50 million
LLB Group	RM541.20 million
Angkasa Group	RM382.20 million

VI Proposed capital reconstruction

The proposed capital reconstruction are as follows:

a)	Amsteel	:	60% share capital reduction and consolidation of the RM0.50 shares into RM1.00 shares
b)	LLB	:	25% share capital reduction
c)	Angkasa	:	70% share capital reduction

VII Proposed mode of settlement for FI-Creditors and Non-FI Creditors

Indebtedness of affected FI-Creditors denominated in Ringgit Malaysia ("RM") are to be settled by issuance of RM denominated Bonds, whilst indebtedness of affected FI-Creditors denominated in US Dollars ("USD") are to be settled by issuance of USD denominated Consolidated and Rescheduled Debts. The Non-FI Creditors would be settled by way of debt to equity conversion.

The Company and certain of its subsidiaries ("Scheme Companies") had filed a joint application pursuant to Section 176 (1) of the Companies Act, 1965 ("the Act") with the High Court of Malaya on 16 March 2001. The aforesaid application was made to seek a Court order to convene meetings for each of the Scheme Companies for the purpose of approving the scheme of arrangement proposed to be made between each of such Scheme Companies and their respective creditors/members to facilitate the implementation of the Proposed GWRS together with revisions, if any ("Scheme Meetings"). However, the Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the Scheme Companies under Section 176 (10) of the Act.

The Company had obtained the approval of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Scheme Creditors of the Company and the Scheme Companies. The implementation of the Proposed GWRS is pending the approval from the Kuala Lumpur Stock Exchange, shareholders of the Company and the Scheme Companies and all other participating companies concerned and any other relevant authorities.

2. The Company had entered into a conditional sale and purchase agreement with SCB Developments Berhad ("SCB") to dispose of its entire 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000. A debt owing by OJSB to the Company and certain liabilities to be novated to and assumed by the Company amounting in total to approximately RM201.1 million will be settled for an amount of RM113.85 million by SCB on behalf of OJSB. The shareholders' approval have been obtained on 29 July 2002 and the proposal is now pending completion.

3. Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of the Group, completed the disposal to HMI Balestier Hospital Pte Ltd, Unirio Corporation Sdn Bhd and Senipuri Emas Sdn Bhd of its 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.4 million.

4. Amsteel Mills Sdn Bhd ("AMSB") and Ayer Keroh Resort Sdn Bhd, both subsidiaries of the Group, had entered into a conditional exchange of asset agreement with Johor Corporation ("JCorp") for the proposed acquisition by AMSB of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million to be satisfied as follows ("Proposed Acquisition of Antara"):

   a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each to JCorp at an agreed consideration of RM90.98 million ("Proposed Disposal of LGP");

   b) cash payment of RM17.25 million;

   c) simultaneous proposed settlement of inter-company indebtedness between the Company and AMSB.

   To facilitate the Proposed Disposal of LGP, the Company had completed the acquisition from Norville Corporation Sdn Bhd and Sumurmuda Sdn Bhd of 49% equity interest in LGP for a cash consideration of RM20.4 million.

   The Proposed Acquisition of Antara was completed subsequent to the financial year.

5. Ambang Jaya Sdn Bhd ("Ambang") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore"), both wholly-owned subsidiaries of the Company, entered into a conditional share sale agreement with Shen Gang Limited and Grand Marvellous Limited for the disposal of 12.95% equity interest in eCyberChina Holdings Limited comprising 241,615,000 ordinary shares of HK$0.20 each for a total cash consideration of HK$48.323 million.

   The proposal was terminated subsequent to the financial year.

6. Amsteel Securities (M) Sdn Bhd, a subsidiary of the Group, entered into a sale and purchase agreement with Affin-UOB Securities Sdn Bhd for the disposal of its stock broking business for a cash consideration of RM40,000,000 and certain of its assets including its entire 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd for a cash consideration of RM2,253,000. The proposal has been approved by the shareholders of the Company and is pending completion.

7. Lion Ipoh Parade Sdn Bhd ("LIP"), a subsidiary of the Company, had entered into a conditional share sale agreement with Black Tiger Aquaculture Sdn Bhd ("BTA") for:

   a) the disposal of the entire equity interest in

      i) Peridang (M) Sdn Bhd ("Peridang"), comprising 5,000,000 ordinary shares of RM1.00 each and 11,326,994 redeemable preference shares of RM1.00 each ("RPS"), all fully issued and paid-up; and

      ii) Arus Setia Sdn Bhd ("Arus"), comprising 2 ordinary shares of RM1.00 each and 7,097,105 RPS, all fully issued and paid-up,

      for a total cash consideration of RM755,000; and

   b) the full and final discharge of a total net inter-company amounts of RM11,077,153 owing by Peridang and Arus to LIP subject to BTA paying on behalf of Peridang and Arus to LIP an amount of RM11,077,153.

   The proposals were completed subsequent to the financial year end.

8. LLB's investment of 43.613 million 5-year cumulative redeemable preference shares of RM0.01 each ("RPS") in Likom Computer System Sdn Bhd ("LCS") was due for redemption on 28 June 2001. LCS had proposed to defer the redemption of the RPS until the earlier of the following dates in view of the deferment of the listing of Likom Electronic Pte Ltd ("LEL") on the Singapore Exchange Securities Trading Limited ("SGX-ST"):

   i) within 21 days from the listing date of LEL on the SGX-ST; and

   ii) on 28 December 2002

   The redemption sum of the RPS was to be satisfied by the allotment and issuance of RM43.613 million worth of new ordinary shares of SGD1.00 each in LEL upon its listing on the SGX-ST.

   The proposed deferment is pending the approval of the shareholders of LLB.

9. As reported in the previous financial year:

   a) AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of Angkasa, had entered into a conditional share subscription agreement (as amended by a supplemental subscription agreement) with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000; and

   b) AMBV had entered into a conditional sale and purchase agreement with TSWC and Lion Asiapac Limited ("LAP") (as amended by supplemental agreements) to dispose of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of ("Sale Consideration"):

      i) SGD15,383,527 (equivalent to approximately RM33.2 million); or

      ii) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001.

   During the financial year, AMBV, TSWC and LAP had confirmed the Sale Consideration at SGD37,255,682 (equivalent to approximately RM80.5 million) pursuant to the completion of the Proposed Listing of AJ Auto by 30 September 2001, to be wholly satisfied by LAP with the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co. Ltd.

10. Angkasa completed the disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively. The remaining equity interest of Angkasa in each of the said companies is 49%.

11. Consitrade (M) Sdn Bhd ("Consitrade"), a wholly-owned subsidiary of the CPB, terminated the agreement with Taixing Brewery Factory in the People's Republic of China for the acquisition of the remaining 45% equity interest in Jiangsu DEbier Brewery Co Ltd inclusive of shareholder's loan for a consideration of Rmb50 million (equivalent to approximately RM22.8 million).

12. Lion Brewing Group Co Ltd ("Lion Brewing"), a subsidiary company of CPB, entered into 2 separate agreements with:

   i) Consitrade, a wholly-owned subsidiary of CPB, for the acquisition of 30% equity interest in Pingyang Lion Beer Co Ltd ("Pingyang"), a subsidiary of Consitrade, for a cash consideration of Rmb11.78 million (equivalent to approximately RM5.41 million); and

   ii) JinKeDa Group Co Ltd ("Jinkeda") in the People's Republic of China for the acquisition of 24.6% equity interest in Pingyang for a cash consideration of Rmb9.66 million (equivalent to approximately RM4.44 million).

42. SUBSEQUENT EVENTS

1. Henrietta Rubber Estate Limited, a subsidiary of the Company, had entered into nine separate Sale and Purchase Agreements with seven purchasers for the disposal of nine parcels of freehold agriculture land measuring in total, an area of 900.871 acres in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, District of Kinta, Perak Darul Ridzuan, for a total cash consideration of RM27.927 million.

2. Angkasa Transport Equipment Sdn Bhd ("ATE"), a subsidiary of Angkasa, had entered into a conditional sale and purchase agreement with amongst others, Tri-Ring Group Co ("Tri-Ring") and Wuhan Fortune Industry Co Ltd for:

   (i) the disposal by ATE of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

   (ii) the settlement of inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

3. Lion Brewing and Consitrade had entered into an agreement with Jinkeda for the acquisition of 79.6% equity interest in Jinhua Lion Brewery Co Ltd ("Jinhua") for a total cash consideration of Rmb7.45 million (equivalent to approximately RM3.42 million).

4. On 21 October 2002,

   (i) Lion Subang Parade Sdn Bhd ("Lion Subang"), a wholly-owned subsidiary of CPB, accepted a letter of offer from Onyee Holdings Sdn Bhd ("Purchaser") in relation to the proposed disposal of Lion Subang's shopping mall known as Subang Parade and the freehold land held in the District of Petaling, Selangor, to the Purchaser for a cash consideration of RM223.41 million; and

   (ii) Lion Mahkota Parade Sdn Bhd ("Lion Mahkota"), a 99.99% owned subsidiary of CPB, signed a call option agreement with the Purchaser in relation to the proposed disposal of Lion Mahkota's shopping mall known as Mahkota Parade and the leasehold land held in the District of Melaka Tengah, Melaka, to the Purchaser for a cash consideration of RM146.59 million.

43. COMPARATIVE FIGURES

Certain comparative figures are reclassified where necessary to conform with the current financial year's presentation which include the comparative figure for income tax recoverable in receivables, lease and hire purchase liabilities and provision in payables have been shown on the face of the balance sheet to conform with the requirements of the applicable approved accounting standards in Malaysia.

STATEMENT BY DIRECTORS

We, JEN (B) TAN SRI DATO' ZAIN HASHIM and PEE KANG SENG @ LIM KANG SENG, being two of the Directors of AMSTEEL CORPORATION BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 37 to 113 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2002 and of the results and cash flows of the Group and of the Company for the financial year ended on that date.

On behalf of the Board

JEN (B) TAN SRI DATO' ZAIN HASHIM
Director

PEE KANG SENG @ LIM KANG SENG
Director

Kuala Lumpur
29 October 2002

STATUTORY DECLARATION

I, PEE KANG SENG @ LIM KANG SENG, the Director primarily responsible for the financial management of AMSTEEL CORPORATION BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 37 to 113 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named PEE KANG SENG @ LIM KANG SENG at Kuala Lumpur in the Federal Territory on 29 October 2002

PEE KANG SENG @ LIM KANG SENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF AMSTEEL CORPORATION BERHAD

We have audited the financial statements set out on pages 37 to 113. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements which have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

 (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

 (ii) the state of affairs of the Group and of the Company as at 30 June 2002 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to notes 1.1, 27 and 30 to the financial statements which explain the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The validity of preparing the financial statements on the going concern basis depends upon the successful implementation of these restructuring plans.

The names of subsidiary companies of which we have not acted as auditors are shown in note 13 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification other than as disclosed in note 13 to the financial statements and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO	WONG SOO THIAM
AF: 0320	1315/11/02(J)
Chartered Accountants	Partner of the Firm

Kuala Lumpur
29 October 2002

MATERIAL CONTRACTS
INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Sale and Purchase Agreement dated 30 September 1999 entered into between Beijing Parkson Light Industry Development Co Ltd ("Beijing Parkson") and China National Arts & Crafts (Group) Co, a major shareholder of Beijing Parkson, for the disposal of levels 5 to 10, both inclusive, of a 10-storey building known as Parkson Phase II together with the land use rights attached thereto for a total cash consideration of USD32,639,430.

2. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001, Third Supplemental Agreement dated 26 March 2002 and Fourth Supplemental Agreement dated 3 September 2002 between the Company, Umatrac Enterprises Sdn Bhd ("Umatrac"), Posim Berhad ("Posim"), Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd ("Limpahjaya"), a subsidiary of LCB, of the one part (collectively "Silverstone Vendors"), and Angkasa Marketing Berhad ("Angkasa"), a subsidiary of the Company, wherein a Director and certain major shareholders of the Company have an interest, of the other part, for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to Angkasa for a consideration of RM150,055,564 to be satisfied by an issue of RM143,231,483 in value of new Angkasa shares and the balance of RM6,824,081 to be set-off against inter-company balances owing by the LCB Group to the Angkasa Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95, and that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001, Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn Bhd ("Akurjaya") and Limpahjaya, a subisidiary of LCB which is a major shareholder of the Company, and Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya, the Company and Crystavel Sdn Bhd of the one part and Limpahjaya of the other part, for the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in the capital of Megasteel Sdn Bhd ("Megasteel"), to Limpahjaya and the additional disposal of 49,000,000 Preference "D" Shares of RM0.01 each by Crystavel Sdn Bhd and 26,670,000 Preference "F" Shares of RM0.01 each by the Company, for a consideration of RM1,007,921,816 to be satisfied by an issue of RM851,225,707 LCB Bonds and RM156,696,109 in value of new LCB shares at an indicative price of RM1.00 per LCB share.

4. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 12 December 2000 between the Company, Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Umatrac and Parkson Corporation Sdn Bhd of the one part (collectively "CPB Vendors"), and Lion Land Berhad ("LLB"), a subsidiary of the Company wherein a Director and certain major shareholders of the Company have an interest, of the other part, and a Third Supplemental Agreement dated 8 October 2001, Fourth Supplemental Agreement dated 26 March 2002 and Fifth Supplemental Agreement dated 3 September 2002 between the CPB Vendors, LLB and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary of LLB, to include (i) Amsteel Mills as a co-purchaser for the disposal by the CPB Vendors and the acquisition by LLB and Amsteel Mills of a total of 207,209,445 ordinary shares of RM0.50 each in Chocolate Products (Malaysia) Berhad ("CPB"), representing 59.47% equity interest in CPB for a consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Group, which are proposed to be addressed under the Proposed GWRS; and (ii) that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the CPB Group in the People's Republic of China upon the terms therein contained.

5. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 19 October 2000 between Avenel Sdn Bhd ("Avenel"), a subsidiary of the Company wherein a Director and certain major shareholders of the Company have an interest and LLB, and Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between Avenel, LLB and Amsteel Mills to include Amsteel Mills as a co-purchaser for the disposal by Avenel of a total of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a consideration of RM499,417,017 to be satisfied by netting off inter-company balances owing by the Group to LLB and Amsteel Mills.

6. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between the Company and Horizon Towers Sdn Bhd ("Horizon Towers"), a company in which a Director and certain major shareholders of the Company have an interest, for the acquisition by the Company of 44,450,000 ordinary shares of RM1.00 each in Akurjaya for a consideration of RM399,276,545 to be satisfied by an issue of RM399,276,545 in value of new shares in the Company; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95 each.

7. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between Umatrac and Teck Bee Mining (M) Sendirian Berhad ("Teck Bee Mining"), a company in which a Director and certain major shareholders of the Company have an interest, for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in the capital of Hiap Joo Chong Realty Sdn Bhd for a consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new shares in the Company; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95 each.

8. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 8 October 2001 between Umatrac and LCB, for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong for a consideration of RM1,915,000 to be satisfied by netting off against inter-company balances owing by the LCB Group to the Group.

9. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between the Company and Angkasa, wherein in consideration of the Company paying RM1.00 to Angkasa, the Company acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel and Angkasa shall pay the Company a sum of RM80,626,597 which represents (i) Angkasa's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd ("SFI"), Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Group to Posim), and (ii) netting off indemnity payment made by Angkasa to lenders of Avenel to be satisfied by netting-off the existing inter-company indebtedness owing by the Group to the Angkasa Group.

10. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between the Company and LLB, wherein in consideration of the Company paying RM1.00 to LLB, the Company acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay the Company a sum of RM122,045,746 which represents LLB's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by the Group to the LLB Group.

11. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between Angkasa, of the one part and Horizon Towers, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Pte Ltd, Sin Seng Investments Pte Ltd, all of which are companies wherein a Director and certain major shareholders of the Company have an interest, and Datuk Cheng Yong Kim, a major shareholder of the Company of the other part (collectively "Silverstone Private Vendors"), for the acquisition by Angkasa of a total of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new Angkasa shares; the issue price of the new Angkasa shares shall be set at a 5% premium to the then theoretical market price of Angkasa shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95 each.

12. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001, Third Supplemental Agreement dated 26 March 2002 and Fourth Supplemental Agreement dated 3 September 2002 between the Company, Umatrac and Konming Investments Limited ("Konming") of the one part and LCB of the other part, for the disposal by the Company, Umatrac and Konming of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in LLB to LCB for a consideration of RM260,467,423 to be satisfied by an issue of RM219,973,973 LCB Bonds and an issue of RM40,493,450 in value of new LCB shares, the Company, Umatrac and Konming shall resolve or cause to be resolved all the issues affecting the joint venture of the LLB Group in the People's Republic of China upon the terms therein contained.

13. Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd ("Narajaya"), Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW"), all of which are companies wherein a Director and a major shareholder of the Company have interest, for the disposal of a piece of industrial land held under title no. H.S. (D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

14. Conditional Share Sale Agreement dated 19 October 2000, First Supplemental Agreement dated 8 October 2001 and Second Supplemental Agreement dated 3 September 2002 between LLB and Akurjaya, a subsidiary of the Company wherein a Director and certain major shareholders of the Company have an interest, for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds; Akurjaya shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Group in the People's Republic of China upon the terms therein contained.

15. Conditional Share Subscription Agreement dated 10 November 2000 and First Supplemental Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of Angkasa and Tan Sri William H.J. Cheng, a Director and major shareholder of the Company, wherein Tan Sri Cheng shall subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

16. Conditional Sale and Purchase Agreement dated 10 November 2000, Supplemental Agreements dated 9 January 2001 and 5 August 2002 and a letter dated 20 November 2001 between AMBV, Tan Sri William H.J. Cheng and Lion Asiapac Limited ("LAP"), a company in which a Director and certain major shareholders of the Company have an interest, for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of SGD37,255,682 (equivalent to approximately RM80,470,000) to be satisfied by LAP with the issuance of up to 149,022,728 new LAP shares at par value of SGD0.25 each together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co Ltd and adjustments contained therein ("Proposed Disposal of ATE") and to include that LAP, shall be entitled to deposit a portion of the 149,022,728 new LAP shares at par value of SGD0.25 each together with 149,022,728 free detachable LAP warrants to AMBV, calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co Ltd to Hefei Jianghuai Automotive Co Ltd prior to the completion of the Proposal Disposal of ATE.

17. Conditional Agreement dated 13 December 2000 and Supplemental Conditional Agreement dated 10 July 2001 between LLB, Likom Computer System Sdn Bhd ("LCS"), a company in which a Director of the Company has an interest, and LEPL, whereby the parties thereto agreed to an extension of time for the redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

    (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

    (b) on 28 December 2002.

18. Guarantee Agreement dated 2 August 1996 and Supplemental Guarantee dated 10 July 2001 made between LLB and Tan Sri William H.J. Cheng whereby the parties thereto had agreed that Tan Sri William Cheng shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

19. Exchange of Assets Agreement dated 13 February 2001 between the Company, Johor Corporation ("JCorp") and AKR, a company in which a Director and certain major shareholders of the Company have an interest, and Amsteel Mills in which:

    (a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd to Amsteel Mills for a consideration of RM108,230,000; and

    (b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (i) the Company to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn Bhd ("LGP") and assign to JCorp, shareholders' advances owing by LGP to the Company; and (ii) AKR to pay cash of RM17.25 million to JCorp.

    The proposed exchange of assets was completed on 10 September 2002.

20. Sale and Purchase Agreement dated 20 June 2001 between the Company and SCB Developments Berhad ("SCB"), a company in which a major shareholder of the Company has an interest, for the sale by the Company to SCB of the Company's entire equity interest in Optima Jaya Sdn Bhd ("Optima Jaya"), comprising 150,000 ordinary shares of RM1.00 each, for a consideration of RM150,000 for the shares and payment by SCB to the Company of the sum of RM113,850,000 in settlement of amount owing by Optima Jaya to the Company and in consideration of the Company assuming the debts of Optima Jaya.

21. Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co Ltd ("LBG"), a subsidiary of CPB, of the one part and JinKeDa Group Co Ltd ("Jinkeda"), a major shareholder of LBG, of the other part, for the acquisition by LBG of 24.6% equity interest in Pingyang Lion Beer Co Ltd from Jinkeda for a cash consideration of Rmb9,663,000 (equivalent to approximately RM4,424,045.42).

22. Conditional Sale and Purchase Agreement dated 28 January 2002 between Amsteel Securities (M) Sdn Bhd ("AMS") and Affin-UOB Holdings Sdn. Bhd., a subsidiary of Affin Holdings Sdn Bhd wherein a major shareholder of the Company has an interest for the disposal by AMS of its stockbroking business and certain assets including AMS's entire equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a total cash consideration of RM42,253,000. The proposed disposal was completed on 11 November 2002.

23. Conditional Agreement dated 8 July 2002 between LBG, Consitrade (M) Sdn Bhd ("Consitrade"), a wholly-owned subsidiary of CPB, and Jinkeda, for the acquisition by LBG and Consitrade of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co Ltd for a cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000) and Rmb2,340,000 (equivalent to approximately RM1,070,000) respectively.

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2002

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	HS (D) 1420, 1421 & 3389 PT 1083-1085 Mukim of Endau Daerah Rompin, Pahang	Leasehold 10.10.2021 and 13.6.2025	798.6 hectares	Aquaculture land	Prawn culture	1.6	11.10.1991 and 14.6.1995
2.	HS (M) 1197, PT 1784 Tempat Kg. Kasing Mukim of Endau Daerah Rompin, Pahang	Leasehold 12.12.2025	2.0 hectares	Industrial land	Vacant	*	13.12.1995
3.	HS (M) 1198, PT 1785 Mukim of Endau Daerah Rompin, Pahang	Leasehold 12.12.2025	2.0 hectares	Industrial land	Shrimp processing plant	*	13.12.1995
4.	PT 3252-3255, 3677, 4606 Lot 1840-1859 Mukim Bukit Katil Daerah Melaka Tengah Melaka	Leasehold 13.6.2090, 5.12.2090 and 25.5.2093	150.9 hectares	Land and buildings	Golf course and country club 6	89.0	14.6.1991, 6.12.1991 and 26.5.1994
5.	PT 488-490 Kawasan Bandar Hilir Daerah Melaka Tengah Melaka	Leasehold 19.10.2091 and 18.7.2098	7.0 hectares	Land and buildings	Carpark and property under development 6	26.1	26.7.1991 and 20.10.1992
6.	HS (D) 92634, PT 5148 Seremban Parade (Basement Floor) Lot 4973, Jalan Dato' Bandar Tunggal, Seremban	Leasehold 3.10.2094	2.0 hectares	Land and buildings	Shopping complex 6	93.4	17.12.1993
7.	Lots 10488, 011116, 011129, 2900N-2904N, 33516, 33518, 35796 and 35786-35790, 105 Jalan Sultan Abdul Jalil Greentown, Ipoh, Perak	Freehold	5.4 hectares	Land and building	Shopping complex and property under development 4	208.3	03.6.1991-23.12.1998
8.	Brooklands 3 Estate HS (D) 5377 Lot PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	Freehold	503.4 hectares	Land	Vacant	164.8	10.8.1998
9.	Brooklands 2 Estate Bandar Baru Brooklands Grant 5106 Lot 707, Grant 10886 Lot 1644 & 1647, Grant 10885 Lot 1645 & 1648 Mukim Tanjong Duabelas Kuala Langat, Selangor	Freehold	419.2 hectares	Mixed development land	Property under development	69.3	7.10.1993 and 28.9.1999
10.	Taman Serai Setia Lot 953, Mukim of Sidam Kanan, Daerah Kulim, Kedah	Freehold	39.0 hectares	Mixed development land	Property under development	5.2	20.9.1997

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
11.	Lot 8771U, Bandar Ipoh Daerah Kinta, Plot 294B, 294C, 294D, 294E, 294G Lorong Menteri, Ipoh, Perak	Leasehold 10.9.2894	3,313.4 sq metres	Land	Vacant	0.8	30.4.1998
12.	Lot 22, 607, 776, 618-634 Mukim of Beranang Daerah Hulu Langat, Selangor	Freehold	371.0 hectares	Mixed development land	Property under development	181.1	7.6.1993
13.	Lot 2330, Mukim of Beranang Daerah Hulu Langat, Selangor	Freehold	62.9 hectares	Mixed development land	Property under development	35.4	13.5.1996
14.	Lot 2933-2939 Mukim of Tebrau, Johor	Freehold	8.4 hectares	Land	Vacant	25.7	25.10.1995
15.	Lot 1, 6 & 537 Merbau Pulas Estate Mukim of Padang Meha District of Kulim, Kedah	Freehold	317.0 hectares	Agriculture land	Vacant	49.9	11.4.1996
16.	Lenggeng Estate Mukim of Lenggeng District of Seremban Negeri Sembilan	Freehold	722.0 hectares	Mixed development land	Oil palm plantation and property under development	229.6	3.9.1997
17.	Chembong Estate Mukim of Rembau Negeri Sembilan	Freehold	480.0 hectares	Agriculture land	Oil palm and rubber plantation	35.4	7.10.1997
18.	Chembong Estate Mukim of Rembau Negeri Sembilan	Freehold	222.0 hectares	Agriculture land	Oil palm and rubber plantation	70.3	7.10.1997
19.	Bagan Sena Estate Mukim of Bagan Sena District of Kulim, Kedah	Freehold	1,162.4 hectares	Agriculture land	Oil palm and rubber plantation	43.1	6.10.1997
20.	Tanjung Rambutan Estate Mukim of Ulu Kinta District of Kinta, Perak	Freehold	364.2 hectares	Agriculture land	Oil palm plantation	31.5	18.4.1998
21.	HS (D) 8003, 8004 & 8005, PTD 168, 168 (A) & 168 (B) Kampung Sedili Kecil Kota Tinggi, Johor	Leasehold 3.10.2010	202.0 hectares	Agriculture land	Vacant	–	30.6.1985
22.	HS (D) 10, PT 6 Bandar Georgetown Section 17 Daerah Timur Laut, Penang	Leasehold 8.8.2092	1.0 hectares	Land	Carpark	63.4	5.3.2001
23.	Lot 4, Jalan Singgamata Lahad Datu, Sabah	Leasehold 22.4.2064	174.0 sq metres	Land and building	Vacant 21	0.3	5.8.1991

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
24.	Lot 5831, Kamunting Industrial Estate II Kamunting, Perak	Leasehold 1.10.2088	12.0 hectares	Land and building	Office, factory and warehouse 11	59.4	3.3.1987
25.	Lengkungan Perusahaan Kamunting 3 Kawasan Perusahaan Kamunting Raya Kamunting, Perak	Leasehold 14.10.2097	4.1 hectares	Land and building	Office, factory and warehouse 4	8.2	5.11.1997
26.	HS (D) 7561 Lot 7964 Bt. 22, Jalan Kulai-Air Hitam Kulai, Johor	Freehold	1.7 hectares	Land and building	Vacant 28	0.7	7.11.1971
27.	HS (D) 24277 PT 3501 Lot 1, Jalan Waja Bukit Raja Industrial Estate Mukim of Bukit Raja Klang, Selangor	Leasehold 22.10.2088	3.2 hectares	Land and building	Office and factory 14	12.4	22.8.1983
28.	LG Floor, Block A Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,257.3 sq metres	Land and building	Departmental store 14	2.0	14.3.1989
29.	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	Freehold	8,624.6 sq metres	Land	Property under development (office)	83.8	15.12.1995
30.	PT 78 & 79, Section 67 Jalan Bukit Bintang Kuala Lumpur	Freehold	3,188.88 sq metres	Land and building	Hotel 4	159.8	15.3.1990
31.	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut, Kuala Lumpur	Freehold	2.6 hectares	Land	Vacant	1.1	20.6.1974
32.	West Wing, Wisma Amsteel Securities - part of HS (D) 64502 PT 32625 Mukim Kapar Daerah Klang, Selangor	Freehold	3,966.0 sq metres	Land and building	Office 9	6.6	17.9.1993
33.	HS (D) 212081, PTD 111179 Mukim of Plentong Johor Bahru, Johor	Freehold	2,030.8 sq metres	Industrial land	Vacant	1.2	7.5.1998
34.	HS (D) 212082 PTD 111180 Mukim of Plentong Johor Bahru, Johor	Freehold	2,255.6 sq metres	Industrial land	Vacant	1.4	7.5.1998

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
35.	HS (D) 212199 PTD 111297 Mukim of Plentong Johor Bahru, Johor	Freehold	8,021.6 sq metres	Industrial land	Vacant	3.4	7.5.1998
36.	HS (D) 212200 PTD 111298 Mukim of Plentong Johor Bahru, Johor	Freehold	8,219.9 sq metres	Industrial land	Vacant	3.5	7.5.1998
37.	HS (D) 212298 PTD 111398 Mukim of Plentong Johor Bahru, Johor	Freehold	14,965.0 sq metres	Industrial land	Vacant	4.8	7.5.1998
38.	Ground Floor, Podium "A Block" Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,245.1 sq metres	Building	Departmental store 12	2.6	6.10.1993
39.	Ngayum Estate Pontianak Kalimantan Barat Indonesia	Location Permit	4,500.0 hectares	Agricultural land	Oil palm plantation	12.2	7.11.1996
40.	Darit Estate Pontianak Kalimantan Barat Indonesia	Location Permit	20,000.0 hectares	Agricultural land	Oil palm plantation	2.4	7.11.1996
41.	Ngabang Estate Pontianak Kalimantan Barat Indonesia	Location Permit	16,500.0 hectares	Agriculture land	Oil palm plantation	10.2	7.11.1996
42.	12, Jalan Astaka U8/82 Bukit Jelutong Business & Techonology Centre Shah Alam, Selangor	Freehold	1,729.9 sq metres	Industrial land and building	Office 2	2.4	11.10.2000
43.	1586, Fanghuang Road Fengxi Village Qing Pu County Shanghai, China	Leasehold 28.4.2044	234,606.0 sq metres	Industrial land and building	Office, factory and warehouse 8	29.5	29.4.1994
44.	135, Xu Nan Village Fengxi Town Qing Pu County Shanghai, China	Leasehold 21.8.2044	8,277.0 sq metres	Industrial land	Vacant	0.8	21.8.1994

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
45.	98, Qiong Hua Zhongduan, Yangzhou Jiangsu, China	Leasehold 20.9.2034	7,666.9 sq metres	Commercial land and building	Shopping complex 7	32.6	1.8.1996
46.	119, East Street Xian, China	Leasehold 22.5.2047	15,000.0 sq metres	Building	Shopping complex 5	32.7	1.1.1998
47.	918, Huaihai Zhong Lu Shanghai, China	Leasehold 29.11.2024	26,786.0 sq metres	Building	Shopping complex 6	47.6	7.2.1995
48.	No 22-38 Sha He Kou Lu Xian Lu, China	Leasehold 6.2.2027	32,443.1 sq metres	Commercial land and building	Shopping complex, office and warehouse 5	38.7	28.2.1998
49.	60, Xu Nan Village Fengxi Town Qingpu County Shanghai, China	Leasehold 15.3.2045	3,203.0 sq metres	Industrial land	Vacant	0.4	15.3.1995
50.	127, Ren Min Road Wuxi, China	Leasehold 22.4.2044	28,290.3 sq metres	Commercial land and building	Shopping complex and office 6	48.5	1.4.1996
51.	37, Jin Rong Jie Xi Cheng Qu Beijing, China	Leasehold 20.10.2043	41,849.0 sq metres	Commercial land and building	Shopping complex and office 4	132.2	30.9.1993
52.	3, Jalan SS13/3B 47500 Petaling Jaya Selangor	Freehold	10,005 sq feet	Industrial land and building	Factory 13	1.0	6.8.1992
53	Lot 72 Persiaran Jubli Perak 40000 Shah Alam Selangor	Freehold	5 acres	Industrial land and building	Factory 8	8.3	30.12.1991
54.	12 & 12/1 Jalan Nangka Tiga Taman Rumpun Bahagia 75300 Bacang, Melaka	Leasehold 21.7.2084	1,650 sq feet	Land and building	2-storey shop office 17	0.1	13.4.1998
55.	Centre Point Business Park Unit No: B-8-1 & B-8-2 5, Jalan Tanjung Karamat 26/35, Seksyen 26 40400 Shah Alam	Freehold	2,716 sq feet	Building	Office 4	0.4	18.3.1999

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
56.	50, Jalan Wangsa 2/5 Taman Wangsa Permai 52200 Kuala Lumpur	Leasehold 21.10.2087	1,400 sq feet	Land and building	2-storey shop office 4	0.2	17.3.1999
57.	15, Jalan Permatang Rawa 1 Kawasan Perniagaan Permatang Rawa 14000 Bukit Mertajam Pulau Pinang	Freehold	2,240 sq feet	Land and building	3-storey shop office 3	0.7	9.2.1999
58.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	291.7 hectares	Land	Log pond and waste disposal area	1.6	1.1.1989
59.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2082	79.6 hectares	Land and building	Residential 14-17	56.8	1.1.1983
60.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	23.9 hectares	Land	Vacant	1.5	1.1.1983
61.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	4.0 hectares	Land	Jetty	23.6	1.1.1983
62.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	58.9 hectares	Land	Nursery site 14-17	0.1	1.1.1984
63.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2048	166.7 hectares	Land and building	Pulp and paper mills 14-17)		1.1.1988
64.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	47.0 hectares	Land and building	Pulp and paper mills 14-17)	446.6	1.1.1983
65.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	499.0 hectares	Land and building	Mills and housing 14-17)		1.1.1983
66.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	1.5 hectares	Land and building	Pump house 14-17	0.1	1.1.1989
67.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	6,107 hectares	Land	Plantation	15.3	1.1.1989
68.	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	5,860 hectares	Land	Plantation	14.7	1.1.1989

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
69.	No. 72, Persiaran Jubli Perak, Seksyen 21 40000 Shah Alam Selangor – HS (D) 80060 P.T. No. 14373 Mukim of Damansara District of Petaling Jaya Selangor	Freehold	6.2 hectares	Industrial land and building	Office, workshop and warehouse 9	27.6	18.03.1992
70.	Lot 243, Jalan Cinta Alam Country Heights 43000 Kajang, Selangor – HS (D) 19980 P.T. No. 12889 Mukim Kajang District Ulu Langat, Selangor	Freehold	1,839 sq metres	Land	Vacant	1.2	08.11.1996
71.	No. 161 Mian Hua Jie Hanyang, China	Leasehold 22.05.2038	0.7 hectares	Building	Residential 7-30	11.8	09.12.1993
72.	No. 221, Hanjiang Road Shiyen, Hubei China	Leasehold 22.05.2038	55.6 hectares	Building	Office and factory 7-30	92.9	09.12.1993
73.	No. 38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 01.06.2026	3.3 hectares	Industrial land and building	Office, factory and warehouse 5-8	17.1	24.12.1995
74.	No. 14, Xihui Road Wuxi Jiangsu China	Leasehold 22.12.2025	2.9 hectares	Industrial land and building	Office, factory and warehouse 5-7	9.2	22.12.1995
75.	No. 818, Linjiang Road Wuhan, China	Leasehold 19.09.2044	58,400 sq metres	Commercial land and building	Office, factory and warehouse 24	27.0	19.09.1994
76.	Yingwu Road Wuhan, China	Leasehold 19.09.2044	3,000 sq metres	Commercial land and building	Office, factory and warehouse 16	0.8	19.09.1994
77.	No. 323, Hanqiang Road Wuhan, China	Leasehold 19.09.2044	200,000 sq metres	Commercial land	In construction stage	4.3	19.09.1994
78.	281, Xicheng Road Wuxi, Jiangsu, China	Leasehold 18.06.2025	10,600 sq metres	Industrial land	Office, factory and warehouse 4	2.3	19.06.1997
79.	Menara Jubili Kota Kinabalu Sabah	Leasehold 31.12.2088	1,698.0 sq metres (Ground floor to 2nd floor)	Commercial building	College 10	5.4	1992

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
80.	5, Jalan SS 16/1 Subang Jaya Selangor	Freehold	5.20 hectares	Land and building	Office and shopping complex 14	223.5	April 1999
81.	PT 501 Kawasan Bandar XLII Daerah Melaka Tengah Melaka	Leasehold 18.7.2101	5.30 hectares	Land and building	Office and shopping complex 9	146.5	April 1999
82.	234, Wu Tian Street Wenzhou City Zhejiang, China	Leasehold 28.2.2045	7.58 hectares	Industrial land and building	Office, factory and warehouse 8-14	45.8	January 1995
83.	89, Chang Ning Road Jing Men City Hubei, China	Leasehold 31.12.2045	10.63 hectares	Industrial land and building	Office, factory and warehouse 6	38.1	December 1995
84.	89, Chang Ning Road Jing Men City Hubei, China	Leasehold 31.12.2045	22.52 hectares	Industrial land and building	Office, factory and warehouse 7-24	31.1	December 1995
85.	28, Hongqi North Road Zhuzhou City Hunan, China	Leasehold 31.12.2045	4.42 hectares	Industrial land and building	Office, factory and warehouse 5-14	6.3	December 1995
86.	96, Shaoshan Road Changsha City Hunan, China	Leasehold 13.12.2044	4.08 hectares	Industrial land and building	Office, factory and warehouse 5-14	41.2	December 1994
87.	Quan Fang Tou Kunyang Village Pingyang City Zhejiang, China	Leasehold 30.4.2046	4.49 hectares	Industrial land and building	Office, factory and warehouse 14	14.3	March 1996
88.	10, Li Shan Road Yi Yuan District Shangdong, China	Leasehold 31.12.2046	3.60 hectares	Industrial land and building	Office, factory and warehouse 14	21.9	1 January 1997
89.	19, Huanxi Road Diao Pu Village Tai Xing City Jiangsu, China	Leasehold 30.6.2046	9.00 hectares	Industrial land and building	Office, factory and warehouse 7	30.8	1 July 1996
90.	10 Wangziher Lin Changsha Hunan, China	Leasehold 7.4.2050	6.36 hectares	Industrial land and building	Office, factory and warehouse 3	0.9	1999
91.	198, Chengzhan Road Xiaonan District Xiaogan Hubei, China	Leasehold 31.12.2046	5.20 hectares	Industrial land and building	Office, factory and warehouse 4-6	3.6	1997
92.	124 Jingshui Road Da Jing Town Yue Qing City Zhejiang, China	Leasehold 12.2.2043	1.15 hectares	Industrial land and building	Office, factory and warehouse 4-19	7.4	2000

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
93.	Lot 7736, HS(D) 159945 Johor Bahru, Johor	Freehold	152 sq metres	3-storey shophouse	30	0.1	June 1991
94.	PT 19268 Mukim of Bukit Raja Klang, Selangor	Freehold	1.0 hectare	Commercial land for future development	–	2.2	27 September 1993
95.	PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land where development is in progress	–	0.9	27 September 1993
96.	Melaka Technology Park PT 3852, HS(D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Factory buildings	10	103.9	September 1994
97.	PT 19254-59 & 19264 Mukim of Bukit Raja Klang, Selangor	Freehold	0.6 hectare	Commercial land where development is in progress	–	14.9	30 October 1992
98.	Lot 2764, 2835 & 3680 Mukim 14 Seberang Perai Pulau Pinang	Freehold	0.9 hectare	Land where development is in progress	–	2.0	June 1991
99.	Taman Supreme 39 Titles Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land for future development	–	7.2	June 1991
100.	Lot 1110, 1111 & 2870 Mukim of Petaling District of Petaling Selangor	Freehold	8,114 sq metres	Industrial land	–	0.2	June 1991
101.	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	4.9 hectares	Land where development is in progress	–	8.1	June 1991
102.	Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.5 hectare	Land & buildings	3	3.4	June 1991
103.	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.8 hectares	Land where development is in progress	–	3.5	June 1991
104.	Lot 11233 HS(D) 60874 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land for future development	–	0.1	June 1991
105.	Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land where development is in progress	–	14.8	30 June 1990

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
106.	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land for future development	–	31.6	June 1991
107.	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	4.2 hectares	Office and shopping complex	8	189.0	April 1999
108.	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Agriculture land for future development	–	0.2	June 1991
109.	Lot 59, Section 57 Kuala Lumpur	Freehold	6,556 sq metres	Commercial land for future development	–	54.6	6 September 1994
110.	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	0.1 hectare	Land where development is in progress	–	0.1	6 September 1994
111.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	25	44.1	22 October 1994
112.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	25	0.4	22 October 1994
113.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	–	9.1	22 October 1994
114.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	7	10.2	22 October 1994
115.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	2	245.8	1996
116.	Beijing Lu, Fengxi Town Qingpu County Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Office & factory buildings	8	3.7	1 July 1993
117.	27 Nanheng Street Fuxingzhuang Hedong District Tianjin, China	Leasehold 19.12.2045	33,411 sq metres	Industrial land, office & factory	5-16	11.1	December 1995
118.	Tong Xian County Beijing, China	Leasehold 2.7.2045	2.9 hectares	Industrial land & buildings	8	21.0	July 1995
119.	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land & buildings	5-6	4.0	June 1996

* Below RM100,000

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 October 2002

Authorised Share Capital	:	RM1,000,000,000
Issued and Paid-up Capital	:	RM629,796,500.50
Class of Shares	:	Ordinary shares of RM0.50 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 October 2002

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 1,000	3,142	7.49	1,010,482	0.08
1,000 to 10,000	30,632	73.03	129,365,068	10.27
10,001 to 100,000	7,595	18.11	213,922,220	16.98
100,001 to less than 5% of issued shares	571	1.36	384,221,909	30.51
5% and above of issued shares	3	0.01	531,073,322	42.16
	41,943	100.00	1,259,593,001	100.00

Thirty Largest Registered Shareholders as at 15 October 2002

Registered Shareholders	No. of Shares	% of Shares
1. Lembaga Tabung Angkatan Tentera	264,505,413	21.00
2. Lion Corporation Berhad	191,589,644	15.21
3. Mayban Nominees (Tempatan) Sdn Bhd J. P. Morgan Chase Bank Berhad for Limpahjaya Sdn Bhd (220012)	74,978,265	5.95
4. Aseam Malaysia Nominees (Tempatan) Sdn Bhd Lion Corporation Berhad	52,183,797	4.14
5. Alliancegroup Nominees (Tempatan) Sdn Bhd Alliance Merchant Nominees (Tempatan) Sdn Bhd for Limpahjaya Sdn Bhd	29,021,600	2.30
6. AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Limpahjaya Sdn Bhd (BK 6/201-1)	12,853,878	1.02
7. Employees Provident Fund Board	12,790,400	1.02
8. HSBC Nominees (Tempatan) Sdn Bhd BOA (M) Bhd for Tirta Enterprise Sdn Bhd	10,184,600	0.81
9. Mayban Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd (414084018573)	9,800,000	0.78
10. Aseam Malaysia Nominees (Tempatan) Sdn Bhd Limpahjaya Sdn Bhd	9,200,500	0.73
11. AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (BK7/283-6)	6,953,105	0.55
12. HSBC Nominees (Asing) Sdn Bhd BOA (M) Bhd for Lancaster Trading Co Ltd	5,980,000	0.47

Registered Shareholders	No. of Shares	% of Shares
13. Chan Yin Chan Yock Nam	5,850,600	0.46
14. Lim Seng Chee	5,687,000	0.45
15. Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Lion Holdings Sdn Bhd (01-00016-000)	5,499,590	0.44
16. Amanvest (M) Sdn Bhd	5,458,770	0.43
17. Mayban Nominees (Tempatan) Sdn Bhd J. P. Morgan Chase Bank Berhad for Finlink Holdings Sdn Bhd (220014)	5,417,438	0.43
18. Mayban Nominees (Tempatan) Sdn Bhd J. P. Morgan Chase Bank Berhad for Tirta Enterprise Sdn Bhd (220015)	5,273,000	0.42
19. Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Tirta Enterprise Sdn Bhd (01-00255-000)	5,156,200	0.41
20. UOBM Nominees (Tempatan) Sdn Bhd Pledged Securities Account for William Cheng Sdn Bhd (MP)	4,734,000	0.38
21. UOBM Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (T218-CORP BKG)	4,476,000	0.36
22. Alliancegroup Nominees (Asing) Sdn Bhd Alliance Merchant Nominees (Asing) Sdn Bhd for Lancaster Trading Company Limited	3,500,000	0.28
23. AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd (7/284-4)	3,163,223	0.25
24. OSK Nominees (Tempatan) Sdn Berhad Wong Chong Shee (CK 18573)	2,850,000	0.23
25. Horizon Towers Sdn Bhd	2,550,000	0.20
26. Cartaban Nominees (Asing) Sdn Bhd SSBT Fund SW6A for California Public Employees Retirement System	2,506,000	0.20
27. Tirta Enterprise Sdn Bhd	2,501,148	0.20
28. Chia Hooi Liang	2,500,000	0.20
29. Menteri Kewangan Malaysia Section 29 (SICDA)	2,445,422	0.19
30. The Central Depository (Pte) Limited	2,374,000	0.19

Substantial Shareholders as at 31 October 2002

Substantial Shareholders	Direct Interest *No. of Shares*	*% of Shares*	Indirect Interest *No. of Shares*	*% of Shares*
1. Tan Sri Cheng Heng Jem	–	–	465,726,886	36.97
2. Lion Realty Pte Ltd	–	–	447,911,826	35.56
3. Datuk Cheng Yong Kim	435,000	0.03	449,607,826	35.70
4. Lancaster Trading Company Limited	9,480,000	0.75	445,361,826	35.36
5. Utara Enterprise Sdn Bhd	–	–	445,361,826	35.36
6. William Cheng Sdn Bhd	7,585,366	0.60	445,361,826	35.36
7. Lion Holdings Sdn Bhd	22,926	#	445,338,900	35.36
8. Happyvest (M) Sdn Bhd	654,381	0.05	444,529,119	35.29
9. Amanvest (M) Sdn Bhd	12,972,395	1.03	375,324,676	29.80
10. Mirzan bin Mahathir	–	–	369,907,238	29.37
11. Peringkat Prestasi (M) Sdn Bhd	–	–	369,907,238	29.37
12. Lembaga Tabung Angkatan Tentera	264,505,413	21.00	–	–
13. Limpahjaya Sdn Bhd	126,133,797	10.01	–	–
14. Lion Corporation Berhad	243,773,441	19.35	126,133,797	10.01

Negligible

Directors' interest in shares in the Company and its related companies as at 31 October 2002

The Directors' interest in shares in the Company and its related companies as at 31 October 2002 are the same as that shown in the Directors' Report for the financial year ended 30 June 2002 except for the following changes:

Tan Sri William H. J. Cheng

	Nominal value per ordinary share	Direct Interest *No. of Shares*	*% of Shares*	Indirect Interest *No. of Shares*	*% of Shares*
The Company	RM0.50	–	–	465,726,886	36.97
Related Companies					
Lion Land Berhad	RM1.00	–	–	342,079,285	57.65
Posim Berhad	RM1.00	–	–	177,853,171	87.52
Hy-Line Berhad	RM1,000	–	–	2,492 *	N/A

Investment in the People's Republic of China

	Currency	Direct Interest	Indirect Interest
Wuhan Fortune Motor Co Ltd	USD	–	–

* Preference shares

N/A *Not Applicable*

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM0.50 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AMCSY and its CUSIP number is 032182107.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 October 2002, 807,080 shares representing 0.06% of the total issued and paid-up share capital of the Company were deposited with MBB for the ADR Programme.

OTHER INFORMATION

Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM2.8 million (2001: RM3.7 million).

Recurrent Related Party Transactions

The aggregate value of transactions conducted during the financial year ended 30 June 2002 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Tyre		
Sale and purchase of tyres, rubber compound and related products (including tuber, retread materials, accessories, wheels and hubs, fittings, implements, tools materials and all kinds of apparatus and things used or capable of being used in connection with the manufacture, operation, maintenance and working of motor cars, motorcycles, bicycles, aircrafts and vehicles of all kinds)	Angkasa Marketing Berhad Group ("AMB Group") [1]	411
	Posim Berhad Group ("Posim Group") [1]	259
	Amsteel Corporation Berhad Group ("Amsteel Group") [2]	654
		1,324

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(b) Plantation and agricultural products		
(i) Rental of potted plants	AMB Group [1]	2
	Chocolate Products (Malaysia) Berhad ("CPMB Group") [1]	8
	Lion Land Berhad Group ("LLB Group") [1]	2
	Amsteel Group [2]	49
		61
(ii) Landscaping projects	Lion Development (Penang) Sdn Bhd Group [1]	133
(c) Retail and distribution		
(i) Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oils)	Posim Group [1]	2,606
(ii) Sale and purchase of hypermarket merchandise	Posim Group [1]	175
	AMB Group [1]	42
	CPMB Group [1]	10
	LLB Group [1]	33
	Amsteel Group [2]	4
		264
(d) Property		
(i) Rental of premises	CPMB Group [1]	5,865
	LLB Group [1]	4,592
	AMB Group [1]	1,662
	Posim Group [1]	49
	LCB Group [1]	285
	Amsteel Group [2]	5,609
		18,062

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(d) Property (continued)		
(ii) Sales commission payable on sale of bungalow lots	Lion Holdings Sdn Bhd Group [1]	6,583
(iii) Legal fees on sale of bungalow lots	C. S. Tang & Co [3]	199
(iv) Hotel room and related charges	FAW Group [4]	4,528
(e) Other general transactions		
(i) Sale and purchase of tools, dies and spare parts	LLB Group [1]	2,757
	AMB Group [1]	20
	Amsteel Group [2]	3,107
		5,884
(ii) Provision of transportation and forwarding services	LLB Group [1]	5,277
	LCB Group [1]	5,207
	Lion Teck Chiang Limited Group [1]	2,794
		13,278
(iii) Provision of storage space at Bukit Raja Industrial Estate, Klang, Selangor	LLB Group [1]	144
	AMB Group [1]	45
	LCB Group [1]	19
	Lembaga Tabung Angkatan Tentera ("LTAT Group") [5]	38
	Amalgamated Containers Berhad Group ("ACB Group") [1]	719
	Sims Holdings Sdn Bhd Group [1]	4
		969
(iv) Provision of management and support and other related services (including company secretarial, tax, treasury, legal, management information and corporate planning services)	AMB Group [1]	1,278
	CPMB Group [1]	608
	LLB Group [1]	776
	LCB Group [1]	2
	Posim Group [1]	149
	HMI Balestiers Hospital Pte Ltd [4]	408
		3,221

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(e) Other general transactions (continued)		
(v) Provision of security services and security communication equipment	CPMB Group [1]	662
	LCB Group [1]	191
	LLB Group [1]	423
	AMB Group [1]	376
	Posim Group [1]	32
	Amble Bond Sdn Bhd Group [6]	29
	Lion Holdings Sdn Bhd Group [1]	8
	Amsteel Group [2]	454
		2,175
(vi) Purchase of SECOM sensors and security alarm control panels	Secom Co Ltd [4]	1,417
(vii) Sale and purchase of steel and steel related products (including billets, steel bars, wire rods, hot briquetted iron and scrap iron)	ACB Group [1]	129
	LCB Group [1]	3,707
	LLB Group [1]	10,454
		14,290
(viii) Insurance coverage and leasing facilities	LTAT Group [5]	4,799
(ix) Purchase of motor vehicles, motorcycles and components parts	AMB Group [1]	123
	LCB Group [1]	80
		203
(x) Servicing of motor vehicles	AMB Group [1]	264
	LCB Group [1]	12
		276
(xi) Secretarial services	LCB Group [1]	23
(xii) Training and education services	AMB Group [1]	22
(xiii) Rental of an industrial premise at Kawasan Perindustrian Tebrau, Johor Bahru, Johor and weighbridge equipment	Posim Group [1]	9

Note

"Group" includes subsidiary and associated companies.

(1) Company in which a Director and certain major shareholders of the Company have interest.

(2) Subsidiaries of the Company in which a Director and certain major shareholders of the Company have interest.

(3) A law firm in which a Director of the Company is the sole proprietor.

(4) Major shareholder of a subsidiary of the Company.

(5) Major shareholder of the Company.

(6) Company in which a Director and a major shareholder of the Company have interest.

Status of Utilisation of Proceeds from Corporate Proposals as at 31 October 2002

		Proposed Utilisation RM'million	Actual Utilisation RM'million	*Unutilised/ Outstanding RM'million
a)	Disposal of 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.40 million			
i)	Acquisition of 49% equity in Lion Gateway Parade Sdn Bhd	20.37	20.37	–
ii)	Part payment to Johor Corporation for the acquisition of Antara Steel Mills Sdn Bhd	17.25	17.25	–
iii)	Repayment of bank borrowings	3.78	–	3.78
		41.40	37.62	3.78
b)	Disposal of 100% equity interest in Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd for a total cash consideration of RM11.83 million			
i)	Repayment of bank borrowings	11.58	–	11.58
ii)	Estimated expenses	0.25	0.09	0.16
		11.83	0.09	11.74
c)	Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a total cash consideration of RM27.90 million			
i)	Repayment of bank borrowings	27.88	–	27.88
ii)	Estimated expenses	0.02	0.02	–
		27.90	0.02	27.88

* Proceeds are:
- Pending full settlement by purchaser(s); or
- Dedicated for the Proposed GWRS which is pending implementation.

AMSTEEL CORPORATION BERHAD
(Incorporated in Malaysia) (20667-M)

FORM OF PROXY

I/We ....

I. C. No./Company No. ....

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I. C. No. ....

of ....

or failing whom, ...

I. C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf, at the Twenty-Seventh Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 20 December 2002 at 3.00 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim		
4. To re-elect as Director, Mr M. Chareon Sae Tang @ Tan Whye Aun		
5. To re-appoint as Director, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim		
6. To re-appoint Auditors		
7. Authority to Directors to issue shares		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

No. of shares ....   Signed : ....

In the presence of : ....

Representation at Meeting

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.